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05010854

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altran Technologies

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5764 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dw

DAT : 8/31/05

REFERENCE DOCUMENT 2004



ALTRAN
TECHNOLOGIES

REFERENCE DOCUMENT 2004

AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

Pursuant to its regulation No. 211-1 to 211-42, the Financial Market Authority registered this reference document on 14th June 2005 under No. R 05-091. It may not be used in support of a financial transaction unless it is accompanied by a transaction note endorsed by the Financial Market Authority. This reference document was drawn up by the issuer and engages the responsibility of its signatories. This registration, carried out after examination of the relevance and consistency on the information provided on the company's situation, does not imply authentication of the accounting and financial elements presented.

The Financial Market Authority "AMF" draws public attention on the following points:

- Paragraphs 3.4 and 8.2.5.4 relating to the group's risk factors, excetional events and litigations.
- In the context of their report on the consolidated accounts closed at 31st December 2004, the Statutory Auditors formulated the observations described in notes 3.2, 4.12, 5.4, 5.5.1, and 5.5.2 of the Notes to the financial statements concerning the changes in the internal control environment, the segment reporting information, current court-ordered and regulatory procedures and corporate governance matters.

Non-bidding translation for information purposes only – original in French.

CONTENTS 2004

1 PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT AND PERSONS RESPONSIBLE FOR THE AUDIT OF ACCOUNTS

1.1 Person responsible for the reference document

Mr Christophe Aulnette – Chairman & CEO

1.2 Certification of the person responsible for the reference document

"To the best of our knowledge, the information contained in the present document is consistent with the truth. It comprises all the information necessary for investors to make their judgement on the issuer's assets, activities, financial situation, results and prospects, without any omissions such as to affect their significance."

Christophe Aulnette – Chairman & CEO

1.3 Persons responsible for the audit of accounts

Statutory auditors

Ernst & Young Audit
Represented by Mr Philippe Hontarrède
Tour Ernst & Young
92037 Paris La Défense Cedex

Date of first nomination: 26th June 1996.

Date of termination of office: Ordinary Shareholders' Meeting called to approve the accounts for the year ending on 31st December 2007.

Deloitte & Associés
Represented by Messrs Jean-Paul Picard and Jean-Luc Normand
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex

Date of first nomination: 28th June 2004.

Date of termination of office: Ordinary Shareholders' Meeting called to approve the accounts for the year ending on 31st December 2009.

Deputy auditors

Mr Olivier Breillot
Tour Ernst & Young
92037 Paris La Défense Cedex

Date of first nomination: 26th June 1996.

Date of termination of office: Ordinary Shareholders' Meeting called to approve the accounts for the year ending on 31st December 2007.

Cabinet BEAS
7-9 Villa Houssay
92524 Neuilly-sur-Seine Cedex

Date of first nomination: 28th June 2004.

Date of termination of office: Ordinary Shareholders' Meeting called to approve the accounts for the year ending on 31st December 2009.

1.4 Information policy

The financial information is in particular communicated by means of press releases (agencies and newspapers). All the financial information (press releases, presentations, reports) is available on the group's website: **http://www.altran.net**

Persons responsible for financial information

Mr Eric Albrand
Acting General Manager in charge of finance
Tel: 33(0)1 44 09 54 12
e-mail: comfi@altran.net

Mr Laurent Dubois
Investor Relations Manager
Tel: +33(0)1 44 09 54 12
e-mail: comfi@altran.net

The publication timetable is as follows:

2nd quarter turnover 2005	5th August 2005 before market opening
1st half results 2005	17th October 2005 before market opening
3rd quarter turnover 2005	14th November 2005 before market opening

2 GENERAL INFORMATION CONCERNING THE COMPANY AND ITS CAPITAL

2.1 General information concerning the company

2.1.0. Company name, registered address and head office

Company name:	Altran Technologies SA
Registered address:	58, boulevard Gouvion Saint-Cyr 75017 Paris
Head office:	251, boulevard Pereire 75017 Paris

2.1.1. Legal form

Public Limited Company with Board of Directors.

2.1.2. Law of the issuer

French law public limited company governed by the Code of Commerce, the decree of 23rd March 1967 and subsequent texts on commercial companies.

2.1.3. Date of formation and duration

The company was constituted on 14th February 1970. Except in the case of anticipated dissolution or extension provided for by the law and the articles of association, it will cease to exist on 14th February 2045.

2.1.4. Company's objects

According to article 3 of the articles of association, the company's objects in France and abroad are as follows:

- Technical studies, consultancy and engineering in high technologies and related services;
- And generally all industrial, commercial or financial, securities or property operations, which may be directly or indirectly related to the company objects or which may facilitate their extension and development.

2.1.5. Trade Registry

Paris B 702 012 956

Company Registration No. (Code Siret): 702 012 956 00042

Business Activity Code (Code NAF): 742C

2.1.6. Inspection of statutory documents

Legal documents concerning Altran Technologies may be consulted at the company's head office.

2.1.7. Accounting year

From 1st January to 31st December of each year.

2.1.8. Statutory distribution of profits (article 18 of the statutes)

An initial amount of at least 5% is deducted on the net income of each accounting year, minus any previous losses, in order to constitute the legal reserve fund, until this fund corresponds to one tenth of the authorised capital.

The balance, minus the sums placed in reserve in application of the law or the articles of association and plus any profits carried over, constitutes the distributable profits.

From this distributable profit are deducted sums which, at the suggestion of the Board of Directors, the Shareholders' Meeting deems suitable, either to be carried forward again to the following financial year or to be allocated to one or more general and special reserve funds.

Any balance of the profit is entirely distributed to the shares.

The General Meeting may decide to distribute sums taken from the available reserves. In this case, the decision expressly indicates the reserve items from which the sums are taken.

Notwithstanding the terms of this article, a credit may, if necessary, be allocated to a special employee profit-sharing reserve in accordance with the conditions laid down by the law.

The Shareholders' Meeting, at the suggestion of the Board of Directors, may decide that the profits of a financial year may be carried forward, in whole or in part, or placed in reserve.

2.1.9. Arrangements for the payment of dividends

The Shareholders' Meeting ruling on the annual accounts may grant the shareholders, for all or part of the dividend distributed, an option between payment in cash or in new shares to be issued in accordance with the conditions stipulated by the law. The same may apply for the payment of interim dividends.

The dividend prescription being five years, all shareholders may claim the dividends to which they are entitled within this time limit, counting from the dividend maturity date. Once the five-year limit has expired, the unclaimed dividends become the property of the Treasury in accordance with the law.

Amount of unclaimed dividends for the financial year:

1999	€865.66
2000	€3 360.56
2001	€2 706.00
2002	NA
2003	NA

2.1.10. Shareholders' Meetings (Article 17 of the articles of association)

The Shareholders' Meetings are convened and deliberate according to the conditions set by the law.

The meetings are held either at the head office or at another place specified in the notice of convocation. At the time of convocation, the Board may decide to publicly transmit the entire meeting by videoconference and/or remote transmission, subject to the legal and regulatory provisions currently in force. If applicable, this decision is communicated in the notice of meeting and the notice of convocation.

The Shareholders' Meetings are made up of all the shareholders, irrespective of the number of shares held, provided that they are fully paid up.

Any shareholder may participate, either personally or by proxy, at the Meetings upon presentation of proof of his/her identity and of ownership of his/her shares.

All shareholders may vote by correspondence using a form which may be obtained in the manner indicated in the notice of convocation to the Meeting.

During the Shareholders' Meetings, the quorum conditions stipulated by the law according to the type of Meeting are appreciated by taking into account the number of shares having voting rights. In the case of votes by correspondence, only duly completed forms received by the company at least three days before the date of the Meeting will be taken into account for the purposes of calculating the quorum.

2.1.11. Double voting right (Article 9 of the articles of association)

The double voting rights were introduced by the General Shareholders' Meeting of 20th October 1986.

Each share carries the right to vote at Shareholders' Meetings. The number of votes attached to the shares is proportional to the quota of the capital they represent, each share giving right to one vote.

However, holders of nominal shares or their representatives, if these shares have been registered in their names for at least four years and have been entirely paid up, or if they are the result of the consolidation of shares all registered in their names for at least four years and entirely paid up, are entitled to two votes for each of the said shares.

Any share converted to the bearer or transferred loses the double vote right attributed in application of the preceding paragraph. Nevertheless, transfer following succession, liquidation of joint ownership between spouses and donations inter vivos to the benefit of a spouse, a relation of inheritable degree does not give rise to the loss of the acquired right and does not interrupt the periods of time specified in the said paragraph.

2.1.12. Capital holding threshold (Article 7 of the articles of association)

In compliance with the terms of Article L. 233-7 and next of the Code of Commerce, any person acting alone or in concert, coming to possess more than the twentieth, the tenth, the fifth, the third, the half or two thirds of the capital or the voting rights, must notify the company and the Financial Market Council of the number of shares and voting rights that he/she possesses. The same applies when the shareholder's stake falls below the levels specified above.

Moreover, any person acting alone or in concert, coming to hold directly or indirectly, a fraction of the capital or voting rights or securities giving access after a period of time to the company's capital which is equal to or greater than 0.5% or a multiple thereof, will be obliged to inform the company, by registered letter with acknowledgement of receipt within two weeks of crossing one of these thresholds, of the total number of shares, voting rights or securities giving access after a period of time to the capital, possessed by the said person, directly or indirectly, alone or in concert.

Any person, acting alone or in concert, is also obliged to inform the company within a period of two weeks when his/her percentage of the capital or voting rights falls below each of these thresholds.

Failure to observe the above-mentioned provisions is sanctioned, in accordance with the law, at the request of one or more shareholders holding at least 5% of the company's authorised capital or voting rights.

2.1.13. Identifiable bearer securities (Article 7 of the articles of association)

In order to facilitate the identification of the holders of shares, the company may ask the organisation in charge of compensation to provide the information concerned by article L. 228-2 of the Code of Commerce.

2.2 General information concerning the capital

2.2.0. Modification of the capital and the share capital rights

Any modification of the capital or the rights attached to the securities making up this capital is subject to official regulations. Such modifications may not be submitted, by any statutory clause, to conditions which are more restrictive than the legal dispositions.

2.2.1. Authorised capital

The authorised capital at 31st December 2004, is 57,221,107 euros divided into 114,442,214 fully subscribed and paid up shares, all of the same category.

2.2.2. Non-issued authorised capital

The Mixed Shareholders' Meeting of 28th June 2004 authorised the Board of Directors, for a period of 26 months, to increase the authorised capital by a maximum nominal amount of 15 million euros, with maintenance or suppression of the preemptive right, through the issue of all transferable securities giving access, immediately or after a period of time, to the company capital.

In addition, the global amount of the increases in capital by incorporation of reserves, profits, share premiums or any other element liable to be incorporated in the capital, was fixed at 15 million euros of nominal.

The global nominal amount of the issues of transferable securities representing debts giving access to the capital, immediately or after a period of time, was fixed at 400 million euros.

The Mixed Shareholders' Meeting of 28th June 2004 decided that these delegations could be used, in compliance with the conditions laid down by the law, in the case of takeover bid or swap until such time as the Shareholders' Meeting required to rule on the company accounts for the financial year 2004 is held.

The Board of Directors made use of these delegations and launched an Océane of 230 million euros in July 2004.

It should also be recalled that, in 2000, the Company's Board of Directors issued a convertible bond loan. The characteristics of these two Océanes are described in paragraph 2.2.5: "Convertible bond loans".

2.2.3. Potential capital

All the information relating to the capital which can be issued by the exercise of stock options is given in the paragraph entitled "Stock options" on page 35.

Nature of potentially dilutive instruments	Date of issue	Striking price	Potential dilution	% dilution
Stock options	10th October 2001	39.34	642,880	0.56%
Stock options	11th March 2003	2.97	3,948,993	3.45%
Stock options	24th June 2003	6.73	336,191	0.29%
Stock options	29th June 2004	9.37	2,762,000	2.42%
Total stock options			7,690,064	
Océane 1st January 2009	9th July 2004	12.70	18,110,236	15.82%
TOTAL			25,800,300	22.54%

2.2.4. Buyback by the company of its own shares

The Shareholders' Meeting of 28th June 2004 authorised the Board of Directors to buy back shares to a maximum of 5% of the capital.

The Board did not avail itself of this authorisation in 2004.

2.2.5. Convertible bonds (Océanes)

2.2.5.1. Convertible bond maturing at 1st January 2005

By virtue of the authorisation granted by the Mixed Shareholders' Meeting of 15th June 2000, the Board of Directors, convened on 27th June 2000, proceeded to issue a bond loan, listed on the first market of the Paris Stock Exchange. The details are as follows:

Nature of securities issued:
Bond with warrant of conversion into new shares and/or exchange in existing shares (Océanes).

Nominal amount of the loan:
€448,500,000.

Number of bonds issued and issue price:
1,725,000 bonds issued at the unit price of 260 euros.

Maturity date, duration and term of the loan:
Maturity as from 26th July 2000 for a duration of 4 years and 158 days; first term fixed at 1st January 2001.

Annual interest:
3.5%.

Normal amortisation:
Amortisation in totality at 1st January 2005, repayment at par value.

Conversion of bonds and/or bond share swap:
At any time as from 26th July 2000 at the rate of three Altran Technologies shares for one bond (the number of the company's securities was multiplied by three on 2nd January 2001). On 24th December 2003, following the capital increase of the previous day, the Board of Directors informed, by Euronext notice, the bearers of bonds with option to be converted and/or exchanged for new or existing July 2000/ January 2005 Altran Technologies shares that, in accordance with the terms of these bonds, the conditions pertaining to the exercise of the share allocation right had been modified as from 23th December 2003, in view of the cash increase in capital with maintenance of the shareholders' preemptive subscription right. Thus the number of Altran Technologies shares (allocation ratio) that can be obtained, by conversion and/or exchange, by each bond is increased from 3 Altran Technologies shares to 3.202 Altran Technologies shares.

Anticipated amortisation:

- share buyback on the market or over the counter or takeover bid;
- at the issuer's choosing as from 1st January 2003 up to the effective repayment date, at a repayment price giving the bearer a maturity yield equal to that which the said bearer would have obtained in the case of repayment at maturity if (1) the product of the share allocation ratio currently in force, and (2) of the arithmetic average of the closing share prices at the Paris Stock Exchange over 10 successive trading days during which the share is quoted, chosen by the company among the 20 successive trading days preceding the publication date of the notice announcing the anticipated amortisation, is in excess of 125% of this anticipated repayment price;
- when fewer than 10% of the bonds issued remain in circulation.

GMTS, cash management subsidiary of Altran Technologies, acquired 91,035 bonds in 2004.

The bonds acquired, cancelled in consolidation, generated an exceptional profit of 0.4 million euros.

After cancellation of the convertible bonds acquired in the course of 2004 and conversion of 155 Océanes into 499 new shares, the number of bonds convertible into shares (Océanes) in circulation at 31st December 2004 stood at 1,276,740, representing a par value of 332 million euros.

All of the 1st January Océanes in circulation were reimbursed, upon maturity, on 3rd January 2005.

2.2.5.2. Océane maturing at 1st January 2009

By virtue of the authorisation granted to it by the Company's Combined Shareholders' Meeting convened on 28th June 2004, and in particular by virtue of its thirteenth resolution, the Board of Directors decided, in its meeting of 29th June 2004, on the principle of an issue of bonds with warrant of conversion and/or exchange in new or existing shares of a maximum amount of 400 million euros, and granted its Chairman, pursuant to the option of subdelegation specified by the Combined Shareholders' Meeting of 28th June 2004 in its thirteenth resolution, full powers for implementing this issue and deciding on the amount, the dates, practical details and conditions of the issue.

On 1st July 2004, the Chairman of the Board of Directors decided to fix the characteristics of the loan as follows:

Nature of securities issued:
Bond with warrant of conversion into new shares and/or exchange in existing shares (Océanes).

Nominal amount of the loan:
€230,000,000.

Number of bonds issued and issue price:
18,110,236 bonds issued at the unit price of €12.70.

Maturity date, duration and term of the loan:
Maturity as from 9th July 2004 for a duration of 4 years and 176 days; first term fixed at 1st January 2005.

Annual interest:
3.75%.

Normal amortisation:
Except in the case of anticipated amortisation, exchange or conversion, the bonds will be reimbursed in full on 1st January 2009 (or, if this is not a working day, on the first working day following this date) by reimbursement at par value at the price of 12.70 euros per bond.

Conversion of bonds and/or bond share swap:
Bondholders may request conversion and/or a bond share swap at any time as from the date of payment, i.e. 9th July 2004 and up to the seventh working day preceding the normal or anticipated date of reimbursement, at the rate of one Company share for one bond, subject to the adjustments specified in the case of financial operations carried out by the Company.

The Company may re-issue new and/or existing shares as it wishes.

Anticipated amortisation:
Anticipated amortisation is possible but only at the Company's initiative:

- for all or part of the bonds, at any time, by share buyback on the market or over the counter or takeover bid;
- for all the bonds still in circulation, as from 1st July 2007 until 31st December 2007,subject to a minimum period of notice of one month:
  - at an anticipated reimbursement price equal to the par value, increased by the interest incurred since the last interest payment date preceding the anticipated reimbursement date until the actual reimbursement date (the "Anticipated Reimbursement Price"),
  - if the product (i) of the share allocation ratio currently in force and (ii) of the arithmetic average of the Company's closing share prices on the First Market of Euronext Paris S.A. over 20 successive trading days during which the share is quoted, chosen by the company among the 40 successive trading days preceding the publication date of the notice announcing the anticipated amortisation, is in excess of 130% of the nominal value of the bonds;
- for all the bonds remaining in circulation, at any time, if less than 10% of the bonds issued are still in circulation, by reimbursement at the Anticipated Reimbursement Price.

2.2.5.3. Intervention by the Company on the Océanes in circulation

The Company has not bought back any Océanes in circulation since 1st January 2005.

2.2.6. Changes in capital since 25th March 1998

Date	Operations	Change in number of shares	Par value in euros	Amount of capital in euros	Share or issue premium	Number of shares making up the capital
25th March 1998	Free shares	7,343,130	11,194,529.52	14,926,039.36		9,790,840
25th June 1998	Merger/takeover of Altran International and cancellation of old shares	19,018	28,992.75	14,955,032.11	1,940,710.75	9,809,858
21st December 1999	Exercise of options	195,236	297,635.36	15,252,667.48	3,207,021.03	10,005,094
21st December 1999	Conversion into euros		(5,247,573.48)	10,005,094		10,005,094
21st December 1999	Free shares	20,010,188	20,010,188	30,015,282		30,015,282
2nd January 2001	Division of par value by 2	30,015,282	30,015,282	30,015,282		60,030,564
2nd January 2001	Incorporation of balance carried forward	30,015,282	15,007,641	45,022,923		90,045,846
31st December 2001	Océanes Conversion	27	13.5	45,022,936.5		90,045,873
31st December 2001	Exercise of options	1,670,508	835,254	45,858,190,5	9,104,268.60	91,716,381
31st December 2002	Océanes Conversion	21	10.5	45,858,201		91,716,402
31st December 2002	Exercise of options	1,917,729	958,864.5	46,817,065.5	11,352,955.68	93,634,131
23rd December 2003	Capital increase	20,807,584	10,403,7,92,	57,220,857.50	135,522,072	114,441,715
10th February 2004	Océanes Conversion	147	73.50	57,220,931		114,441,862
9th March 2004	Océanes Conversion	3	1.50	57,220,932.50		114,441,865
22nd December 2004	Océanes Conversion	230	115	57,221,047.50		114,442,095
23rd December 2004	Océanes Conversion	16	8	57,221,055.50		114,442,111
27th December 2004	Océanes Conversion	16	8	57,221,063.50		114,442,127
27th December 2004	Océanes Conversion	87	43.50	57,221,107		114,442,214

2.2.7. Pledges on shares recorded in pure registered form

Name of shareholder	Pledge start date	Pledge maturity date	Number of shares pledged	% of capital pledged
Mr Alexis Kniazeff	23rd September 2002	Not determined	314,000	0.27
Mr Hubert Martigny	23rd September 2002	Not determined	314,000	0.27
TOTAL			618,000	0.54

Full details of changes in ADF's stake in the Company's capital are given in paragraph 2.3: Current breakdown of shares and voting rights.

2.2.8. Issuer's assets pledged

None.

2.3 Current breakdown of shares and voting rights

2.3.0. Changes in the shareholding structure

	31st December 2002				31st December 2003				31st December 2004			
	Number of shares	% of capital	Number of voting rights	% of voting rights	Number of shares	% of capital	Number of voting rights	% of voting rights	Number of shares	% of capital	Number of voting rights	% of voting rights
Alexis Kniazeff	10,069,373	10.75%	19,738,746	16.79%	10,570,593	9.24%	20,239,966	14.46%	10,570,593	9.24%	20,239,966	14.37%
Hubert Martigny	10,069,352	10.75%	19,738,704	16.79%	10,573,296	9.24%	20,242,648	14.46%	10,573,296	9.24%	20,242,648	14.38%
Altran Directors Funds	8,198,252,	8.76%	10,642,352	10.64%	8,198,252,	7.16%	10,642,352	7.60%	7,987,902	6.97%	14,175,804	10.06%
Free float	65,297,154	69.74%	67,469,742	55.79%	85,099,574	74.36%	88,836,376	63.47%	85,310,423	74.54%	86,144,819	61.19%
TOTAL	93,634,131	100.00%	117,689,544	100.00%	114,441,715	100.00%	139,961,342	100.00%	114,442,214	100.00%	140,803,237	100.00%
Total number of shares making up the capital	93,634,131				114,441,715				114,442,214		140,803,237	
Total number of shares giving double voting rights	23,955,413				25,519,627				26,361,023			

	5th January 2005			
	Number of shares	% of capital	Number of voting rights	% of voting rights
Alexis Kniazeff	10,570,593	9.24%	20,239,966	14.37%
Hubert Martigny	10,573,296	9.24%	20,242,648	14.38%
Altran Directors Funds	811,383	0.71%	1,622,766	1.15%
Free float	93,216,942	81.45%		
TOTAL	114,442,214	100.00%		
Total number of shares making up the capital	114,442,214		140,803,237	
Total number of shares giving double voting rights	26,361,023			

There is no shareholders' pact.

At 31st December 2004, the group's FCPE (company mutual fund) held 809,036 shares representing 0.7% of the capital and 0.7% of the voting rights.

2.3.1. Breakdown of the capital and voting rights

Mr Hubert Martigny declared that, as a result of the share capital increase of Altran Technologies with maintenance of preferential subscription right, he fell below the 10% threshold on 7th January 2004 and held 10,573,296 Altran Technologies shares, representing 20,242,648 voting rights, i.e. 9.24% of the capital (consisting of 114,441,715 shares) and 14.46% of the 139,961,342 existing voting rights.

Mr Alexis Kniazeff declared that, as a result of the share capital increase of Altran Technologies capital with maintenance of preferential subscription right, he fell below the 10% threshold on 7th January 2004 and held 10,570,593 Altran Technologies shares, representing 20,239,966 voting rights, i.e. 9.24% of the capital (consisting of 114,441,715 shares) and 14.46% of the 139,961,342 existing voting rights.

By letter of 21st June 2004, received on 29th June 2004, completed by a letter of 2nd July 2004, Gartmore Investment Management Plc (8 Fenchurch Place, London EC3M 4PB), acting on behalf of the fund whose asset it manages, declared that on 21st June 2004, following the market sale of Altran Technologies shares, it fell below the 5% threshold of this company's capital, a threshold which it had previously exceeded on 2nd March 2004, and henceforth held on behalf of these funds 4,512,080 Altran Technologies shares, representing the same amount of voting rights, i.e. 3.943% of the capital and 3.224% of the voting rights in the following conditions:

	Shares and voting rights	% capital	% voting rights
Gartmore Investment Ltd	3,399,712	2.971	2.429
Gartmore Fund Managers Ltd	1,112,368	0.972	0.795
Gartmore Global Partners	-	-	-
TOTAL	4,512,080	3.943	3.224

By letter of 5th January 2005, received on 7th January, Altran Directors Fund - ADF- (51 bis rue de Miromesnil – 75008 Paris), controlled at the highest level by Mr Michel Friedlander, declared that on 4th January 2005, following the delivery of 5,376,519 Altran Technologies shares(1) in payment of the anticipated reimbursement(2) of two guaranteed financing contracts(3) subscribed with the Commerzbank in view of the acquisition of 630,000 Altran Technologies shares, it fell below this company's 5% capital and voting rights thresholds, and henceforth held 811,383 Altran Technologies shares, representing 1,622,766 voting rights, i.e. 0.71% of the capital and 1.15% of the voting rights at that date.

On 10th May 2005, Morgan Stanley & Co International Ltd (25, Cabot Square, Canary Wharf, London E14 4QA, United Kingdom), controlled at the highest level by Morgan Stanley, declared that, on 3rd May 2005, following a transfer of shares, it fell below the threshold of 5% of the capital of Altran Technologies SA, having previously exceeded this threshold on 23rd September 2004, and henceforth held 4,649,681 Altran Technologies SA shares and voting rights, i.e. 4.06% of the company's capital and 3.44% of the voting rights.

To the best of the company's knowledge, there are no other shareholders holding, either directly or indirectly, 5% or more of the company's capital and voting rights.

On 16th December 2004 BNP Paribas Asset Management notified the company, in accordance with statutory regulations, that it had exceeded the 0.5% threshold. BNP Paribas Asset Management held 0.54% of the total number of shares in circulation and 0.44% of the voting rights at that date.

On 28th April 2005 Société Générale notified the company, in accordance with statutory regulations, that it had exceeded the 1.0% threshold. Société Générale held 0.948% of the total number of shares in circulation and 0.802% of the voting rights at that date.

On 26th April 2005, the Caisse Nationale des Caisses d'Epargne et de Prévoyance fell below the threshold of 0.5% of the capital and the voting rights, following market operations carried out by Ixis Corporate & Investment Bank.

At 31st March 2005, the number of nominative shareholders recorded amounted to 248. The total number of the company's shareholders, as recorded by a study on the Identifiable Bearer Securities (TPI), was about 70,000.

2.3.2. Buyback by the company of its own shares

In resolution 7, the Ordinary Shareholders' Meeting of 28th June 2004 ratified the option for the company to intervene on its share market in order to adjust prices.

This option has not as yet been exercised.

(1) To these 5,376,519 shares, must be added, for the complete execution of the termination agreement, 1,800,000 shares already held by the Commerzbank by virtue of a securities loan with ADF.

(2) The reimbursement is due at the anticipated termination of the two contracts. This termination was accepted on 4th January 2005 by the manager of ADF (authorised by joint decision of the partners of 14th December 2004), effective as from 4th January 2004.

(3) Contract of 26/05/2000, due date of 30/06/2005 and contract of 08/06/2000, due date of 30/06/2005.

2.4 Market of the issuer's financial instruments

2.4.0. Changes in the Altran Technologies share since 1st January 2004

2004	Average volume per session	Highest	Lowest	Average price	Capitalisation in € million
January	879,588	11.91	9.85	10.8707	1,244.1
February	943,520	11.93	10.34	11.23487	1,285.7
March	1,079,003	10.85	7.68	9.1821	1,050.8
April	865,097	9.54	8.42	9.1904	1,051.8
May	565,673	9.02	7.93	8.5307	976.3
June	761,453	10.43	8.63	9.419	1,077.9
July	1,177,057	9.99	7.65	8.788	1,005.7
August	1,894,741	8.10	4.41	6.117	700.0
September	1,007,530	5.92	5.20	5.514	631.0
October	1,236,219	6.79	5.36	6.321	723.4
November	923,785	7.89	6.62	7.339	839.9
December	918,634	8.39	7.11	7.607	870.6

2005	Average volume per session	Highest	Lowest	Average price	Capitalisation in € million
January	800,420	8.70	7.66	8.235	942.4
February	1,598,169	9.01	7.66	8.419	963.5
March	648,923	8.97	8.20	8.583	982.3
April	1,822,208	8.92	6.07	7.687	879.7

The capitalisation is calculated with 114,442,214 shares.

Credits: Fininfo.

2.4.1. Changes in the ADR (American Depositary Receipt) since 1st January 2004

Altran Technologies is also quoted in dollars in the USA via a level 1 ADR (American Depositary Receipt), code number 02209U108.

2004	Average volume per session	Highest	Lowest	Average price	Volume exchanged in €
January	461	1.35	1.35	1.35	12,447
February	32,700	1.30	1.30	1.30	850,200
March	461	1.10	1.10	1.10	10,142
April	3,000	1.00	1.00	1.00	60,000
May	1,310	1.09	0.94	1.07	28,034
June	-	1.25	1.06	1.25	-
July	160	1.20	0.96	0.98	3,136
August	1,055	0.97	0.60	0.66	13,926
September	-	0.74	0.63	0.71	-
October	155	0.86	0.60	0.86	2,666
November	-	1.10	0.85	1.10	-
December	380	1.12	0.85	1.06	8,056

Credits: Bloomberg.

2005	Average volume per session	Highest	Lowest	Average price	Volume exchanged in €
January	-	1.16	1.00	1.10	-
February	945	1.16	1.01	1.15	21,168
March	-	1.20	1.00	1.12	-
April	1,925	1.14	0.81	0.90	34,650

Credits: Bank of New York.

2.4.2. Changes in the convertible bond reimbursable on 1st January 2009 since 1st January 2004

2004	Average volume per session	Highest	Lowest	Average price	Average volume exchanged in € million
January	312	263.17	256.22	257.87	80,555
February	272	259.10	258.29	258.70	70,366
March	226	259.15	258.21	258.62	58,448
April	277	257.59	257.27	257.83	71,418
May	280	259.80	258.00	258.67	72,541
June	372	262.50	259.00	260.50	97,026
July	331	267.50	261.20	263.32	87,165
August	217	264.47	259.20	262.39	56,933
September	233	265.00	262.00	263.15	61,483
October	106	265.50	263.05	264.47	28,169
November	525	267.50	265.00	266.61	140,245
December	209	268.00	262.30	266.11	55,640

Credits: Bloomberg.

2.4.3. Changes in the convertible bond reimbursable on 1st January 2009 since 9th July 2004

2004	Average volume per session	Highest	Lowest	Average price	Average volume exchanged in € million
July	33,982	12.59	11.60	12.23	0.4
August	31,529	13.20	10.15	11.07	0.3
September	2,597	11.37	10.30	10.72	0.03
October	6,535	11.83	11.19	11.49	0.07
November	6,046	12.50	11.70	12.19	0.07
December	20,550	12.90	12.40	12.63	0.26

Credits: Fininfo.

2005	Average volume per session	Highest	Lowest	Average price	Average volume exchanged in € million
January	760	13.00	12.41	12.74	0.01
February	18,563	13.60	12.85	13.23	0.24
March	214	13.40	13	13.23	0.001
April	297	13.30	12.45	12.80	0.001

Credits: Fininfo.

2.5 Dividend distribution policy

	31st December 2000	31st December 2001	31st December 2002	31st December 2003*	31st December 2004
Number of shares	30,015,282	91,716,402	93,634,131	114,441,715	114,441,715
Dividend distributed per share (excluding tax credit)	0.42	0.20	-	-	-
Global amount of dividend distributed (in €)	12,606,418	18,343,280.40	-	-	-

No distribution of dividend will be proposed to the General Meeting called to rule on the accounts for the 2004 financial year.

2.6 Organisation of the group

Grounded in the principle of decentralisation, the Altran group consolidated 247 companies at 31st December 2004. With rare exceptions, the group's French companies are directly held by the parent company, Altran Technologies or by its French subsidiaries.

Outside France, stakes are usually held by a holding corresponding to each country. These holdings are direct subsidiaries of Altran Technologies or its subsidiary Altran International BV.

The services carried out by the parent company or the country holding companies on behalf of the operational subsidiaries are reinvoiced in compliance with the legal and tax regulations applying to each country.

In 2003, Altran set up a new a centralised treasury system on a new subsidiary specially created for this purpose: GMTS. The group companies have for the most part signed a treasury convention governing their relations with GMTS. They place their surplus cash with this system in return for remuneration and may withdraw it at any time according to their requirements. In the case of insufficient local finance, the group provides funds for subsidiaries with a cash deficit.

In 2004, the factoring programme mobilised 145.4 million euros, for the most part in France. These client account factoring operations have been made possible thanks to the quality of the group's client portfolio which consists mostly of leading industrial groups.

The complete list of the group's subsidiaries is given on pages 91 to 96.

3 INFORMATION CONCERNING THE ISSUER'S ACTIVITY

3.1 Presentation of the group

3.1.0. Brief history of the group and changes in its structure

Right from its creation in 1982, Altran Technologies has specialised in innovation consulting. It aims to provide its clients with access to the expertise of teams consisting virtually exclusively of high-calibre engineers.

Up to 1995, the group's development was mostly concentrated in France, where it has established a strong presence. It then decided to attack new markets by introducing its core business to the international arena. International development has been ensured through the acquisition of small engineering structures which are swiftly integrated in the expanding network.

Through the acquisition of the Arthur D. Little group in 2002 the group reinforced its strategic consulting position and strengthened its geographic presence, particularly in Northern Europe and Asia.

Since the end of 2002, the Group has decided to call a halt to its external growth operations and to concentrate on putting its balance sheet situation in order.

In 2004, the only purchase options exercised were those on the Arthur D. Little offices in Brazil, Hong Kong and Singapore.

3.1.1. Positioning of the group's offer

Altran aims to accompany its clients throughout the life cycle of a product or service - from its design, through the optimisation of the production process, right down to the industrialisation stage. The Altran teams thus possess an extremely varied spread of expertise covering all the specialities of the engineering profession.

Right from the start Altran has made a point of working with its clients in defining, carrying out and accompanying their strategic, scientific and technological projects. Altran teams are thus involved in all stages of a product or service's life cycle.

The group's ability to master a technology and push through its transfer from one industry to another is a crucial component in the Altran strategy and offer. It is this original "technological innovation" approach, linked with its ability of "connecting up" scientific procedures, which makes Altran such a valuable partner for its clients. Innovation is no longer a constraint for businesses; over the years it has become an element lying at the heart of our clients' strategies. Innovation is the component which enables a product or service to stand out from the competition.

Today innovation is far more than a factor of differentiation for clients; it is a key factor in helping them to conquer new markets and to secure growth.

The group's offer per sector breaks down as follows:


2003
7%
13%
45%
35%
Innovation Consulting
Information System
Strategy & Management Consulting
Others
2004
7%
13%
46%
34%

3.1.2. International presence

In 1995 Altran started to expand outside France, using the same decentralised and localised organisational model. In 2004 the group's international activities accounted for about half of total turnover. As the following chart makes clear, Altran's European business is divided between Northern and Southern Europe. The group remains true to its objective of consolidating its international bases not only in Europe but also in the United States and Asia.


Portugal
15.3
13.0
2003
2004
United Kingdom
90.3
86.1
2003
2004
Benelux
91.5
105.4
2003
2004
Sweden
22.6
24.9
2003
2004
Asia
10.5
13.2
2003
2004
Germany
113.0
119.4
2003
2004
USA
38.5
67.7
2003
2004
Austria
10.0
8.4
2003
2004
Brazil
11.3
16.7
2003
2004
Spain
108.7
102.5
2003
2004
France
658.6
694.9
2003
2004
Switzerland
45.4
38.5
2003
2004
Italy
122.0
127.5
2003
2004

Since 2003, Altran has been organised into three major regions: France, the North Region (Northern Europe, Asia and the USA) and the South Region (Southern Europe and Latin America).

The group's objective is to become a key player in innovation consulting at world level, while continuing to consolidate its position as European leader.

The group is active in numerous industries: automobile, aeronautics, rail transport, the environment, telecommunications, energy, etc.

The group has always attached particular importance to diversifying its activities, not only from the point of view of geographical situation or sector but also in terms of client portfolio. Thus Altran includes major groups among its clients but maintains a healthy spread in its portfolio:

The turnover generated with the largest client amounts to less than 5% of the group's total turnover:

- The first 10 clients represent 20.5% of turnover;
- The first 50 clients represent 37.9% of turnover.

The Top 50 clients correspond to the group's largest clients.

	Number of Top 50 clients	% of total turnover
Banks/Finance/Insurance	5	3.4%
Telecommunications & Media	12	8.5%
Automobile constructors	9	10.2%
Aeronautics & transport	5	6.6%
Others	19	9.2%
TOTAL	50	37.9%

3.1.3. Competition

Altran is the European leader in innovation consulting. There are several reasons for the fact that no official statistics are available for the size of this market:

- Clients' R&D budgets are rarely disclosed to the public;
- The budgets concerned by the Altran offer are not always clearly identified, particularly in the case of all situations involving the improvement of industrial processes;
- The Altran offer goes beyond the R&D budgets and aims to accompany clients in the process of change.

Altran contends with different kinds of competition depending on the nature of the project in question. Thus, Altran's competitors may be:

- A firm of management and/or strategy consultants, particularly on projects addressed by Arthur D. Little;
- IT services companies;
- Design offices or engineering companies specialising in a particular technological sphere (environment, mechanical engineering, acoustics, etc...);
- Companies (listed or otherwise) with an offer similar to that of Altran (Alten, Brime/Assystem, SII, etc...).

However, it is interesting to note that none of these competitors possess Altran's geographical reach or cover such a broad sector or area of technology. The group's ability to use its international network, and to set up consortiums combining advanced expertise in several countries, gives it a decisive competitive edge in dealing with client situations which can often be on a global scale.

3.2 Changes in the total workforce over the past three financial years

31st December 2002	31st December 2003	31st December 2004
17,862	16,533	16,446

At 31st December 2004, the total number of group employees stood at 16,446 persons, a decrease of 87 compared to the beginning of the year. At 31st December 2004 the workforce consisted of 13,843 productive personnel (consultants) and 2603 non-productive personnel (support staff, business managers and company executives).

It should be noted that, as from the end of 2002, the group no longer discloses the inter-contract rate, considering that this operational indicator, while it is of determining significance within each of its entities, is not constructed in the same way for all the entities. The group is now defining a new, homogenous indicator for all its subsidiaries.

3.3 Investment policy

As detailed on pages 114 and 116, the acquisitions made over the previous years as part of the earnout programmes will result in disbursements over the coming financial years.

List of companies acquired over the last three financial years:

2002		2003		2004	
Company	**Country**	**Company**	**Country**	**Company**	**Country**
CHS	Germany	Aktiva VIP Holding	Netherlands	Little Acquisition Co Hong Kong and Little acquisition Co Singapore	Hong Kong and Singapoure
Little Dacee	Germany	CQ Consulting Gmbh	Austria	Little Brazil	Brazil
ADL Germany Gmbh	Germany	C Quential SRL	Italy	Consultores CA	Venezuela
ADL Austria Gmbh	Austria				
CQ Consulting Gmbh	*Austria*				
ADL Benelux Belgium	Belgium				
Media Consultores	Spain				
Invall	Spain				
Barnaz Holding	Spain				
C-Quential Spain	Spain				
ISEAC	Spain				
USM	Spain				
Little France	France				
C-Quential France	France				
Dominique Malsch	France				
Little Italy Srl	Italy				
Wiseina Ltd	Japan				
ADL Japan Inc	Japan				
CQ Yuhan Hosea	Korea				
Little Acquisition Co Korea	Korea				
Hilson Moran	United Kingdom				
CCL	United Kingdom				
ADL UK Ltd	United Kingdom				
Lilla Bomen Consultant	Sweden				
ADL Sweden	Sweden				
Whom Ltd	Switzerland				
ADL Schweiz	Switzerland				
Sea	USA				
Imagitek	USA				
Global N	Portugal				

The companies entering the schedule in 2004 correspond to the Arthur D. Little offices in Brazil, Hong Kong, Singapore and Venezuela on which the group exercised its purchase options.

For each of the last three years, the amount of disbursements for acquisitions (initial payment and price complement) is as follows:

(in € million)

2002	2003	2004
112.1	100.8	17.6

3.4 Issuer's risk

3.4.0. Liquidity risk

Since the end of 2002, the group has been engaged in mobilising the necessary resources for ensuring the reimbursement of the Océanes issued in July 2000 and reimbursable on 1st January 2005.

In the first instance, this refinancing plan involved the mobilisation of the group's internal resources:

- mobilisation of the client receivables;
- centralisation of the cash available in the subsidiaries;
- recovery of margins.

Next, the group sought external resources for improving its liquidity and increasing the average duration of its debt.

To this end, the group carried out two public fund-raising operations via a capital increase of 150 million euros in December 2003 and, in July 2004, the issue of convertible bonds maturing on 1st January 2009 for the amount of 230 million euros.

Lastly, on 22nd December 2004 the group signed an agreement with its three principal banks BNP Paribas, Crédit Agricole Ile-de-France and Société Générale for the implementation of credit lines to the value of 150 million euros.

This agreement gives concrete expression to the commitments made by these banks at the time of the capital increase of December 2003.

The financial ratios to be respected by the group in order to gain access to these credit lines are as follows:

Date du test	Consolidated gearing ratio(1)	Consolidated leverage ratio(2)
31st December 2004	1.40	5.0
31st December 2005	1.15	3.5
31st December 2006	1.00	3.0
31st December 2007	1.00	2.5
31st December 2008	1.00	2.0
31st December 2009	1.00	2.0

(1) Gearing = $\frac{\text{Net financial debt}}{\text{Consolidated shareholders' equity}}$

(2) Consolidated leverage ratio = $\frac{\text{Net financial debt}}{\text{EBITDA excluding employee profit sharing}}$

These two ratios concern two contractual notions referred to as "net financial debt" and EBITDA excluding employee profit sharing, as follows:

Net financial debt = net debt excluding employee profit-sharing and accrued interest on bond debts.

EBITDA excluding employee profit sharing = earnings before interest, tax, depreciation and amortization and before employee profit sharing.

At 31st December 2004, the group's financial ratios were:

Net financial debt / equity	1.1
Net financial debt / Ebitda before employee profit sharing	4.2

In the context of this credit agreement, the group has made other commitments to the three signatory banks. The main commitments are:

- sums disbursed for new acquisitions limited to 30 million euros per financial year;
- sales of assets limited to 10 million euros per financial year, excluding authorised sales.

The company is not required to respect other significant covenants on the credit lines used.

The depreciation of the group's medium-term credit lines is given in the table below:

	Dec. 04	June 05	Dec. 05	June 06	Dec. 06	June 07	Dec. 07	June 08	Dec. 08	June 09	Dec. 09
CADIF fixed rate	20,631	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,562	0	0
CADIF Variable rate	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	0
BNP Paribas variable	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8, 000	4,000	0
SG variable	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8, 000	4,000	0
TOTAL	150,631	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,562	13,000	0

The group also has medium-term credit lines representing €2.2 million, open through certain of its subsidiaries.

3.4.1. Risk linked to ADF

On 6th January 2005, Altran Technologies was informed of the decisions taken by ADF (Altran Directors Fund).

ADF terminated by anticipation the two financing contracts providing funds for its acquisitions of Altran Technologies securities in 2000 due to expire in June 2005. The reimbursement of these financing contracts involved the delivery and relinquishment by ADF of 7,176,519 Altran securities to the other party on 4th January 2005. After this operation, ADF is no longer in debt with regard to this other party and is the owner of 811,383 securities, representing 0.7% of the capital and 1.15% of the voting rights of Altran Technologies.

In addition, the other party has informed ADF that most of the Altran Technologies shares delivered by ADF correspond to hedging operations and will therefore not be sold on the market.

ADF is an investment company whose purpose is to hold part of the Altran Technologies capital. It is currently made up of 12 partners, all having the quality of employee of the Altran Technologies group.

3.4.2. Rate risk

At 31st December 2004, the group's net debt stands at €379.2 million, principally consisting of a convertible bond of €355.7 million at the fixed rate of 3.5% reimbursable on 1st January 2005 and of a convertible bond of €230.0 million at the fixed rate of 3.75% reimbursable on 1st January 2009. A rate variation thus has a negligible effect and the group has not instituted a policy for covering the rate risk.

Details of the schedule for various debts and liabilities are given on pages 107 and 108.

(in € thousand)

	Less than 1 year	1 to 5 years	Over 5 years
Financial liabilities	-530,722	-245,204	-1,290
Financial assets	398,005		
Net position before management	-132,717	-245,204	-1,290
Off-balance sheet	0	0	0
Net position after management	-132,717	-245,204	-1,290

The table below sets out the financial assets and liabilities after reimbursement on 3rd January 2005 of the 1st January 2005 Océane for the amount of €332 million, everything else being equal.

(in € thousand)

	Less than 1 year	1 to 5 years	Over 5 years
Financial liabilities	-182,922	-326,494	
Financial assets	130,205		
Net position before management	-52,717	-326,494	
Off-balance sheet			
Net position after management	-52,712	-326,494	

3.4.3. Exchange rate risk

The bulk of the group's currency assets is constituted by its investments in countries outside the euro zone (chiefly the USA, Brazil, the United Kingdom, Sweden and Switzerland).

The amount of financial debts contracted in currencies outside the euro zone comes to €2.3 million.

In 2004, the group generated a turnover of €241.7 million outside the euro zone. Owing to the intellectual services activity, receipts and costs are given in the same currency for a given country. There is no exchange rate risk cover in the group.

(in € thousand)

Currency	Asset	Liability	Net position	Price at 31/12/04	Net position in € before management	Off-balance sheet	Net position in € after management	Sensitivity*
USD	1,486	-35,678	-34,192	1.3621	-25,102	-	-25,102	251
GBP	25,530	-48,544	-23,014	0.705	-32,644	-	-32,644	326
CHF	6,340	-69,271	-62,931	1.5429	-40,787	-	-40,787	408
SEK	0	-137,262	-137,262	9.0206	-15,217	-	-15,217	152
SGD	0	-27,345	-27,345	2.2262	-12,283	-	-12,283	123
					-126,033		-126,033	1,260

* *Sensitivity to a 1% currency variation.*

3.4.4. Risk on intangible assets

Following the closing of the accounts at 31st December 2002, the company performed a valuation test of acquisition goodwill in compliance with regulation 2002-10 of the Accounting Regulations Commission (CRC) relating to amortisations and depreciations.

These acquisition goodwills, depreciated over 30 years using the straight-line method, may give rise to an exceptional depreciation, without effect on the cash position, following a re-examination of the current value of each acquisition goodwill recorded on the consolidated balance sheet when there are indications of loss of value.

These loss-of-value indicators are based on an analysis of the 2003 and 2004 financial years and the estimates for 2005. They give rise to a valuation test whenever a company:

- makes a loss over 2004 or 2005;
- makes a profit over the last three financial years but registers a fall in turnover in 2005 compared to 2004 or 2003.

When such indicators have been identified, a comparison is made between the net book value and the current value of the acquisition goodwill, the latter being calculated from the highest value between the market value and the value in use.

In the absence of market value, a method using anticipated discounted cash flows after tax is used. These are calculated based on the following financial assumptions and conditions for operating forecasts:

- The cash flows used are based on the business plans available at the date of valuation for the relevant business unit, and are spread over an explicit period of five years;
- Beyond this period, a calculation is made of the terminal value corresponding to the capitalisation in perpetuity of the last cash flow of the initial period (with a perpetuity growth rate of 3%);
- The discount rate corresponds to a weighted average cost of capital after tax of 8.54%. The current values calculated in this way are reviewed by the management on a case by case basis in order to determine extraordinary amortisations.

With regard to the year ending at 31st December 2002, an exceptional depreciation of €76.4 million was made concerning 22 of the group's subsidiaries.

In 2003, the goodwill depreciation charge came to €39.8 millions. The exceptional depreciation, concerning 8 subsidiaries and representing €31.4 million of goodwill, came to €20.4 million.

In addition, an exceptional depreciation of the goodwill of DTS (Brazilian subsidiary) was made at 31st December 2003. This impacts exceptional profit to the extent of €14.4 million and brings the total amount of exceptional depreciations of goodwill to €34.8 million.

In 2004, the goodwill depreciation charge came to €42.0 millions. The exceptional depreciation, concerning 16 subsidiaries and representing €53.2 million of goodwill, came to €23.2 million.

Sensitivity analysis of the exceptional depreciation amount at a 1 point variation of the discount rate adopted, other things being equal:

Discount rate	8.54%	9,54%
Amount of the exceptional depreciation (in € million)	23.2	32.3

3.4.5. Risk related to the environment

Altran Technologies provides intellectual services and environment risks are therefore low.

3.4.6. Legal risk

Altran Technologies mainly bills for its services on a time and material basis. In the exercise of its activities the group may be subject to legal action in the social or other spheres.

Whenever a risk is identified by the group, a provision is constituted as a matter of precaution and on the strength of legal advice.

The significant disputes in which the Altran group is involved are detailed in paragraph 8.2.5.4 ("Information on ongoing litigation") of the appendix to the consolidated accounts.

3.4.7. Risk linked to the convertible bond debt (Océanes)

On 3rd January 2005, the group reimbursed 1,276,740 Océanes 2005 for a total amount of €332.0 million.

This reimbursement was made possible by the simultaneous mobilisation of internal and external resources throughout the last two financial years.

As far as internal resources are concerned, the group:

- has introduced a centralisation programme of the cash available in the subsidiaries. At 31st December 2004, €352 million out of €394 million of cash was centrally available;
- introduced a factoring programme, giving access to a source of financing of €145.4 million at 31st December 2004;
- improved the operating margin.

With regard to external resources, the group has turned to the market on two occasions: share capital increase in December 2003 and the issue in July 2004 of a new convertible bond maturing on 1st January 2009. The group has also finalized a credit agreement with its three principal banks giving it access to credit lines to the value of €150 million.

Thus, the group now has the necessary sources of finance to secure its medium-term development.

The group considers that its debt is still too heavy and intends to continue with its plan to improve the balance sheet situation. The following steps will be taken to this end:

- gradual improvement in the operating margin which is still at an unsatisfactory level;
- reduction of client receivables. The group feels that this is still too large despite the efforts made in the course of the second half of 2004;
- continuation of the policy of centralising available cash;
- continuation of the factoring programme: at 31st December 2004, the group mobilised €145.4 million of its client account. The increase in factoring in 2004 was brought about exclusively through the application of the factoring policy in France.

3.4.8. Special risk linked to the activity

The group's clients are for the most part major private or public European groups or institutions. The detailed list of these clients constitutes information of strategic importance and is therefore not disclosed outside the group. It may, however, be stated that the group does not depend on any particular client since, in 2004, its first fifty clients represented 37.9% of turnover. Altran invoices the overwhelming majority of its services on the basis of time spent, at a fixed rate. For this reason, the group's companies are held only to an obligation of due care. When contracts are concluded on a fixed price basis, the accounting policy of revenue recognition imposes a risk evaluation upon termination, which means that the margin cannot be recognised until there are grounds for ensuring that this recognition is not liable to be disturbed as a result of an obligation to provide results.

3.4.9. Risk on shares

Most of the available liquid assets are invested in:

- money market funds;
- negotiable debt securities;
- remunerated foreign currency accounts (GBP USD).

All these investments are remunerated at the day-to-day monetary rate or on basis of the London Interbank Rate (LIBOR) for currencies. The sensitivity of these investments, for a 10% variation of the reference index (EONIA or LIBOR) is 0.20%.

A procedure is currently being drawn up to define the rules governing the use of the group's liquid assets in each subsidiary and at central level.

The bulk of these recommendations may be summarised in two major principles:

1. All cash surpluses are invested exclusively with the group (GMTS);
2. GMTS assigns these liquid assets as a matter of priority to the repayment of credits and/or uses money supports whose sensitivity and volatility are less than 1% per year.

At 31st December 2004, the group held marketable securities to the market value of €327.4 million, including €1.4 million of listed European company shares, compared to a net book value of €327.3 million.

3.4.10. Insurance

Altran implements a risk prevention policy and has given its subsidiaries the option of subscribing to the following insurance policies:

1. General and Professional Civil Responsibility Insurance: this policy guarantees both the damage and civil responsibility for which the policy holder and its personnel is liable for personal injury, material and special damage caused to third parties, including its clients and co-contracting parties. The front line guaranteed amount comes to €11,433,677 per loss and per year, all damage included. The second line comes to €30,489,803. In 2005 the provisional premiums amounts to €1,075,266.
2. Aeronautic Product Civil Responsibility Insurance: this policy guarantees civil responsibility with regard to both aeronautic products and cancellation of flights. It is contracted by companies providing an engineering activity on aircraft and on-board equipment throughout the world. The guaranteed amount comes to €76 million per accident and/or event and per year, all corporal and material damage included, including the "flight stopped" guarantee. In 2005 the premiums amount to €354,200.
3. Office Comprehensive Insurance: this policy covers any damage (water damage, theft, fire, etc.) liable to be caused to the buildings rented by Altran Technologies and the policy holders, as well as personal property. The capital insured is adapted to each risk. The provisional premium paid in 2005 amounts to €45,238.
4. Civil Responsibility Insurance of Office Holders and Senior Executives: this policy provides cover against any claims that might be lodged against the office holders and senior executives. These policies have been renewed under the same conditions for 2005. No loss was declared in the 2004 policies. The premium of this cover for 2005 is €239,832.70 for the first line policy, €212,584.89 for the second line and €179,850 for the third line.
5. "Health Costs", "Providence" and "Assistance" Insurance: this policy covers employees at their place of work and during their trips and missions in France and abroad. In 2004 the amount covered for all beneficiaries came to €4,405,000 for health costs, €715,600 for life insurance, €43,160 for education annuities and €744,700 for disability/incapacity insurance.

The insurance policies are contracted in the light of the various legal and regulatory obligations and provide the best possible cover for the activity of the consultants and their companies. The risk prevention policy on all international trips is regularly controlled and the companies in the group are asked to take out, where appropriate, specific policies for special risks.

3.4.11. Contracts

The group handles several tens of thousands of contracts per year; these are followed up locally in each of the group's subsidiaries. The projects on which the group works, and which may last on average for one to two years, are often split into shorter (monthly or quarterly) commercial contracts.

3.4.12. Contractual commitments

Commitments given:	Total 31/12/03	Less than 1 year	1 to 5 years	More than 5 years	Total 31/12/04
- pledges, securities and guarantees given	36,735	24,446	11,325	15,359	51,130
- debts guaranteed by tangible securities	4,210			68	68
- discounted notes not yet matured	0				0
- capital leasing commitments	156	18	38	0	56
- no-competition clause for former employees	2,830	806	1,061		1,867
- social charges relating to the no-competition clause for former employees	990	282	371		653
- shareholdings: Additional purchase price consideration varying according to acquired companies future earnings usually paid over a five-year period	cf. §2.2.1.				cf. §2.2.1.
Commitments received:					
- pledges, securities and guarantees received	3,407				

4 CORPORATE GOVERNANCE

4.1 Composition and working of the Board of Directors

4.1.0. Composition of the Board of Directors

The composition of the Board of Directors at 31st December 2004 was as follows:

Name	Date of first nomination	Date of end of term	Principal function exercised in the company	Principal function exercised outside the company	Other mandates and functions held in all companies
Mr Alexis Kniazeff	15th May 1985 (renewal)	31st December 2009	Chairman and CEO		Permanent representative of Altran Technologies S.A. on the Board of Directors of AXIEM S.A.
Mrs Guylaine Saucier	30th June 2003	31st December 2008		International Federation of Accountants	Petro - Canada Nortel networks Axa Canada Banque de Montréal CHC Helicopter
Mr Jean-Louis Andreu	30th June 2003	31st December 2008			
Mr Yann Duchesne	30th June 2003	31st December 2008		Managing Director: Doughty Hanson Chairman of: SAFT Balta Industries	Director of: Ipsos Member of the Supervisory Board of: Groupe Laurent Perrier

The three directors each hold 100 shares, thereby meeting the criteria set down by the Bouton report: they have no relation of whatsoever kind with the company, the group or its management which could compromise the free exercise of their judgement.

Messrs Hubert Martigny and Michel Friedlander resigned from their positions of director and vice-chairman on 22nd September 2004.

Mr Jean-Michel Martin resigned from his positions of director and deputy vice-chairman on 21st September 2004.

4.1.1. Summary of the rules and regulations of the Board of Directors

The Rules and Regulations of the Board of Directors set out the statutory rules governing the composition of the Board and the method of appointing directors.

They define the Board's operating procedures providing for a minimum of six annual meetings with the option of conducting the sessions by video-conference, except in cases when the directors' physical presence is legally compulsory.

The Rules and Regulations also define the Board's responsibilities, particularly with regard to the approval of the strategy proposed by the General Management, the choice of Chairman and Acting Chairmen and the drafting of the succession plan, verification of the application of mechanisms to ensure the identification and management of the principal risks, control of the process for presenting and disseminating financial information, evaluation of the efficiency of the Board's work, and lastly the respect of ethical rules on company share operations.

The Rules and Regulations allow any member of the Senior Management to intervene in order to clarify discussions and control the composition, remit and operating methods of the Audit Committee and the Remunerations Committee.

The Rules and Regulations also define the directors' obligations with regard to their duty of information, loyalty and diligence, as well as their obligation to respect confidentiality.

Finally, it gives details of directors' right to fees.

The terms of the Rules and Regulations of the Board of Directors will be evaluated each year and if necessary modified by the Board.

4.1.2. Functioning of the Board of Directors

The Board of Directors was convened 8 times in 2004.

Audit Committee

The Audit Committee consists of Mrs Guylaine Saucier (Chairwoman) and Messrs Jean-Louis Andreu and Yann Duchesne.

The Audit Committee's missions are to assist the Board of Directors in the fields of accounting policy, reporting and internal auditing, external auditing and financial communication, as well as in the sphere of risk management.

In this connection, the Committee:

- examines the hypotheses adopted for the settlement of accounts, studies the half-year and annual financial statements and the annual consolidated accounts prior to their examination by the Board. The Committee regularly checks the company's financial situation, cash situation and commitments; particular attention will be paid to the impact of changes in accounting methods, information concerning regulatory conventions, provision policy and the trend in results from one period to another, and in informing the Board of any failure to respect these rules;
- reviews and checks the relevance of the group's accounting policy and recommends appropriate modifications;
- evaluates the group's internal control systems and makes recommendations on the internal audit organisation and missions;
- receives and analyses all relevant audit documents relating to the situation of Altran Technologies or its subsidiaries, and the answers given by the management;
- recommends the choice of Statutory Auditors to the Board of Directors with a view to their nomination by the General Shareholders' Meeting; analyses and gives an opinion on the definition of the mission, fees, scope and timetable of the Statutory Auditors; analyses and issues a recommendation on services linked to the audit and on missions outside the scope of the statutory audit carried out by the Statutory Auditors, taking into account the possible impact of such missions on the independence of the Statutory Auditors together with the recommendations made by the said Statutory Auditors and follow-up of these recommendations;
- reviews the group's financial communications on the half-year and annual accounts, the quarterly turnover figures and any other communication of a financial nature;
- analyses any litigation, including tax dispute, liable to have a significant impact on the accounts of the company and/or group, or on the financial situation;
- examines risk exposure and the group's significant off-balance sheet commitments, off-balance sheet commitments linked to everyday activity, description of complex commitments, analysis of significant commitments and other contractual obligations, description of payability risks of financial debts (so-called "default" clauses) in the event of unfavourable development;
- examines legal, industrial and market risks (rates, exchange, shares);
- examines the procedure for ensuring that stock market regulations are respected.

The rules of procedure of the Audit Committee were adopted by the Board of Directors on 6th October 2003.

The Audit Committee convened 8 times in 2004.

4.2 Directors' interests in the issuer's capital

4.2.0. Amount of remuneration

a) Remuneration policy for independent directors

At the general meeting called to rule on the accounts for the year ending at 31st December 2004, the payment of directors' fees for the 2005 financial year will be proposed.

b) Remuneration policy for executive directors

The remuneration paid by the group for the year 2004 to the executive office holders (salaries and benefits in kind) came to €3,216,333.3.

Details of payments to executive office holders for the year 2004 are given in the table below:

	2004				2003
	Fixed	Variable	Others	Total	Total
Alexis Kniazeff	790,747.92	-	-	790,747.92	793,280.00
Hubert Martigny	604,426.26[a]		57,785.95[a]	662,212.21	793,280.00
Michel Friedlander	602,734.43[a]		120,611.35[a]	723,345.78	786,867.00
Jean-Michel Martin	270,517.98[b]		82,761.46[b]	353,279.44	371,975.00
Eric Albrand	61,366.80[c]		625,381.12	686,747.92	**
TOTAL	**2,329,793.39**		**886,539.88**	**3,216,333.27**	2,745,402.00

(a) Messrs Hubert Martigny and Michel Friedlander resigned from their positions of director and vice-chairman on 22nd September 2004. The amounts indicated in the "Fixed" column cover their remuneration with respect to the mandates they held. Since this date, the remuneration they receive as employees of the group is given in the "Others" column.

(b) Mr Jean-Michel Martin resigned from his positions of director and deputy vice-chairman on 21st September 2004. The amount indicated in the "Fixed" column covers remuneration with respect to these mandates until 21st September 2004. Since that date, Mr Jean-Michel Martin has been an employee of the group and his remuneration is given in the "Others" column.

(c) Before being nominated a group's office holder, Mr Eric Albrand was remunerated as an employee exercising the function of Chief Financial Officer; in this capacity he received a fixed remuneration of €300,381.12 and €325,000.00 in bonuses including €175,000 relating to the 2003 financial year. Since 7th October 2004, Mr Eric Albrand has been remunerated as a group office holder in which capacity he has received a fixed remuneration of €61,366.8.

*** in 2003, Mr Eric Albrand was an employee of Groupe Altran Technologies. His remuneration, which came to €338,219 in 2003, is therefore not included in the total remuneration paid to office holders in 2003.*

4.2.1. Summary table of stock options granted to executive office holders

Messrs Kniazeff and Martigny have not received any stock options over the last five financial years.

All the options allocated to directors and employees are in the form of new stock options.

Altran Technologies stock options granted to Mr Michel Friedlander

	Plan 2000	Plan 2001	Plan 11th March 2003	Plan 24th June 2003	Plan 29th June 2004
Striking price	76.20	39.34	2.97	-	9.37
Maturity date	11th April 2005	10th October 2006	11th March 2011	-	29th June 2012
Options allocated during financial year	48,030		160,101	-	60,000
Options exercised during financial year	-		-	-	-
Options existing at 31st December 2004	48,030		160,101	-	60,000

Altran Technologies stock options granted to Mr Jean-Michel Martin

	Plan 2000	Plan 2001	Plan 11th March 2003	Plan 24th June 2003	Plan 29th June 2004
Striking price	76.20	39.34	2.97	-	9.37
Maturity date	11th April 2005	10th October 2006	11th March 2011	-	29th June 2012
Options allocated during financial year	19,212		26,684	-	20,000
Options exercised during financial year	-		-	-	-
Options existing at 31st December 2004	19,212		26,684	-	20,000

Altran Technologies stock options granted to Mr Eric Albrand *"mandataire social"* since 22nd September 2004

	Plan 11th March 2003	Plan of 24th June 2003	Plan 29th June 2004
Striking price	2.97	6.73	9.37
Maturity date	11th March 2011	24th June 2008	29th June 2012
Options allocated during financial year	42,693	106,734	80,000
Options exercised during financial year	-	-	-
Options existing at 31st December 2004	42,693	106,734	80,000

4.3 Employee profit-sharing schemes

4.3.1. Profit-sharing contracts

In 2004, 13 company savings plans were set up within the Altran group, giving employees the possibility of using three funds managed by Société Générale:

- two Société Générale multi-company funds (a secure money market fund and a dynamic share-bond fund);
- a fund consisting exclusively of Altran Technologies shares.

Topping up by the employer is 20% in the case of the Société Générale funds and 30% for the Altran Technologies fund.

The amount paid under the heading of profit sharing to employees over the last five years, and recorded in the financial statements, is as follows:

Année	Amount in € thousand
1999	8,074
2000	9,669
2001	15,578
2002	2,793
2003	6,209
2004	8,191

4.3.2. Stock options granted to the ten highest-paid employees (not office holders)

In 2004, the employees of the Altran Technologies group were offered a stock-option plan for a total of 2,762,000 shares. The ten highest-paid employees (excluding office-holders) received 490,000 shares under this plan. No options on previous plans were raised in 2004.

4.4 Allocation of stock-option plans: background

All the plans allocated by Altran Technologies to its employees are in the form of stock-option plans.

	Plan 2000	Plan 2001	Plan of 11th March 2003	Plan of 24th June 2003	Plan of 29th June 2004
Date of General Meeting	26th June 1996	17th June 1999	17th June 1999	17th June 1999	28th June 2004
Date of Board Meeting	11th April 2000	10th October 2001	11th March 2003	24th June 2003	29th June 2004
Number of shares that may be subscribed	845,792	642,880	3,948,993	336,191	2,762,000
Of which office holders	67,242		186,785	-	160,000*
Of which 10 largest recipients	144,892	85,708	875,218	106,734	490,000
Date from which options can be exercised	1st July 2004	10th October 2005	12th March 2007	25th June 2007	30th June 2008
Expiry date	11th April 2005	10th October 2006	11th March 2011	24th June 2008	29th June 2012
Subscription price (in €)	76.20	39.34	2.97	6.73	9.37
Number of shares subscribed	-	-	-	-	

** Including 80,000 stock options allocated to Mr Eric Albrand, "mandataire social" since 22nd September 2004.*

Following the share capital increase with maintenance of the preferential subscription right of 23rd December 2003, the striking prices and the number of options of the different subscription stock-option plans were adjusted in order to take into account the issue of 20,807,584 million new shares.

Subscription stock-option plan adjustments following the increase of capital of 23rd December 2003

(in euros)

Plan	Striking price	Adjusted striking price	Number of options	Adjusted number of options	Adjustment coefficient to be applied to the number of options
Plan 2000	81.33	76.20	792,429	845,792	1.06734
Plan 2001	41.99	39.34	602,319	642,880	1.06734
Plan of 11th March 2003	3.17	2.97	3,699,845	3,948,993	1.06734
Plan of 24th June 2003	7.18	6.73	314,980	336,191	1.06734

5 REPORT OF THE BOARD OF DIRECTORS TO THE COMBINED SHAREHOLDERS' MEETING OF 29TH JUNE 2005

5.1 Activity and significant events during the year

5.1.1. Significant events during the year

As with the 2003 accounts, the closing of the 2004 accounts was carried out within the framework of strict instructions issued by the Financial Department, applying a prudent and rigorous accounting policy. This work was subject to intensive scrutiny on the part of the college of Statutory Auditors.

In January 2004, the Altran group general management decided to introduce the Magnitude software package developed by Cartesis in order to use a homogenous and reliable tool for the work of legal consolidation and monthly management reporting with budgeting phases. The accounts were drawn up for the first time using this software package in September 2004.

This web-based data base uses 200 different interfaces to aggregate the local balances of the group's companies within its single accounting plan. In addition, operational data such as numbers of personnel are grouped so as to cast light on the principal variations in activity.

Statutory consolidation thus functions in close cooperation with management reporting.

This new tool obliged us to redefine the interface tables in the course of the year. In order to ensure consistent reading of the 2002, 2003 and 2004 accounts, a proforma restatement of the accounts was proposed at 31st December 2004.

The main differences are observed for the operating expenses: rents, operational subcontracting, publicity, fees and other purchases.

Other significant events should also be noted:

- Modification of the Board of Directors and the General Management;
- Group's financing has been secured (issue of the Océane 2009 for €230 and introduction of a credit line of €150 million);
- Implementation of tax integration in France, Italy and Spain as from 1st January 2004.

5.1.2. Key indicators

- **THE TURNOVER AT 31ST DECEMBER 2004 COMES TO €1418.7 MILLION.**

The group's turnover increased by 6% between 2003 and 2004, i.e. by €80.9 million to come to €1418.7 million.

This increased turnover over the period may be explained by a greater number of working days in 2004 compared to 2003 and by an increase in the number of consultants invoiced.

A significant proportion of this variation may be attributed to the number of working days weighted in function of the geographical zones. A total of €30.4 million is linked to an increase in the number of working days between 2003 and 2004, since the effects are not homogenous (North = + €1.7 million, i.e. 2 days; South = + 2€ million, i.e. 2 days; France = + €26.7 million, i.e. 5 days).

The number of consultants invoiced also increases significantly according to the geographical zones. The global weighted effect of the increase in the number invoiced for the group may be evaluated at €51 million. This concerns essentially the North Europe zone with an increase of €44 million linked to the number of consultants invoiced : an increase of 287 persons (i.e. 10.6%). France's contribution to the increase is €16.4 million with 163 additional invoices (i.e. 2.5%). The South zone has a negative €9.6 million impact on this progression with 173 fewer invoices, a decline of 4.5%.

In sequence terms, the trend was reversed in relation to 2003, with turnover H2 2003 down on H1 2003, a decline of €38.3 million. For the year 2004, the sequence reflects an increase of €27.3 million in H2 compared to H1 2004. This sequence may be explained by a combination of three effects: the increase in the number of invoices (+ 402.7, i.e. 3%) corresponds to a rise of €26.8 million and the greater number of working days has a positive impact of €17.2 million. A holiday differential of 4 extra days over H2 compared to H1 (bearing in mind that a variation of 1 day corresponds to €5 million) explains a negative impact of €20 million.

Breakdown of sales by country:

	2003					2004					WEIGHT 2003			WEIGHT 2004				
	H1	Q3	Q4	H2	**TOTAL**	H1	Q3	Q4	H2	**TOTAL**	H1	H2	**TOTAL**	H1	Q3	Q4	H2	**TOTAL**
Germany / Austria	62	32	29	61	**123**	61	32	34	66	**127**	5%	5%	**9%**	4%	2%	2%	5%	**9%**
Benelux	47	22	23	45	**92**	51	24	29	53	**104**	3%	3%	**7%**	4%	2%	2%	4%	**7%**
United Kingdom / Ireland	48	22	21	42	**90**	44	27	21	48	**92**	4%	3%	**7%**	3%	2%	1%	3%	**6%**
Sweden	13	4	6	10	**23**	13	4	8	12	**25**	1%	1%	**2%**	1%	0%	1%	1%	**2%**
Asia	6	2	2	5	**11**	8	3	3	6	**13**	0%	0%	**1%**	1%	0%	0%	0%	**1%**
USA	19	9	11	20	**39**	24	18	22	40	**65**	1%	1%	**3%**	2%	1%	2%	3%	**5%**
Switzerland	27	9	10	19	**45**	18	11	10	21	**39**	2%	1%	**3%**	1%	1%	1%	1%	**3%**
TOTAL NORTH REGION	221	100	102	201	422	**219**	**119**	**127**	**245**	**464**	17%	15%	32%	15%	8%	9%	17%	33%
Spain	60	25	24	48	**109**	53	23	28	49	**103**	5%	4%	**8%**	4%	2%	2%	3%	**7%**
Brazil	5	3	3	6	**11**	7	5	5	10	**17**	0%	0%	**1%**	0%	0%	0%	1%	**1%**
Italy	62	27	33	60	**122**	66	28	33	62	**127**	5%	4%	**9%**	5%	2%	2%	4%	**9%**
Portugal	8	3	4	7	**15**	5	4	4	8	**13**	1%	1%	**1%**	0%	0%	0%	1%	**1%**
TOTAL SOUTH REGION	136	58	63	121	257	**130**	**60**	**70**	**129**	**260**	10%	9%	19%	9%	4%	5%	9%	18%
TOTAL FRANCE	331	156	171	327	659	**347**	**165**	**184**	**348**	**695**	25%	24%	49%	24%	12%	13%	25%	49%
ALTRAN GROUP	688	314	336	650	1,338	**696**	**343**	**380**	**722**	**1,419**	51%	49%	100%	49%	24%	27%	51%	100%

5.1.3. Changes in the workforce

	31/12/2002	30/06/2003	31/12/2003	30/06/2004	31/12/2004
Workforce end of period	17,778	17,044	16,533	16,429	16,446
	2002	**H1 2003**	**H2 2003**	**H1 2004**	**H2 2004**
Average workforce over period	17,644	17,290	16,725	16,475	16,536

5.1.4. Operating income

- OPERATING PROFIT AT 31ST DECEMBER 2004 COMES TO €58.883 MILLION AFTER EMPLOYEE PROFIT SHARING (€8.19 MILLION).

At 31st December 2004, operating profit represents 4.2% of sales, i.e. €58.89 million.

	2002	2003			2004			2004
	FY	H1	H2	FY	H1	H2	Pro forma	FY
Turnover	**1,372.9**	**688.0**	**649.7**	**1,337.8**	**695.8**	**722.9**	**1,418.7**	**1,418.7**
Other operating income	19.1	8.3	17.6	25.9	16.2	18.1	34.4	34.4
Including recovery of operating provision	7.3	6.4	10.2	16.6	11.9	10.6	22.5	22.5
TOTAL OPERATING INCOME	1,392.0	696.3	667.3	1,363.7	**712.0**	**741.0**	**1,453.0**	**1,453.0**
Other purchases and external expenses	**135.4**	**67.1**	**65.6**	**132.7**	**67.3**	**78.1**	**145.3**	**136.7**
Including operational subcontracting	72.8	32.9	34.6	67.4	32.9	48.4	81.3	86.9
Overheads	**154.8**	**81.8**	**78.9**	**160.7**	**84.0**	**104.8**	**188.7**	**197.4**
Rent and leasing	45.2	24.9	23.7	48.6	23.5	29.3	52.7	61.4
Travel	66.7	32.5	34.2	66.7	35.3	43.3	78.6	78.6
Publicity	13.7	5.2	4.5	9.8	4.7			
Fees	23.3	16.3	14.2	30.4	17.2	24.2	46.1	46.1
Stock purchases	5.9	2.8	2.4	5.2	3.3	7.9	11.3	11.3
Salaries and social charges	**957.1**	**497.0**	**479.6**	**976.6**	**499.2**	**484.5**	**983.7**	**983.7**
Salaries	716.9	373.7	359.9	733.6	373.2	369.1	742.4	742.4
Employee social charges	240.1	123.3	119.7	243.0	126.0	115.4	241.4	241.4
Gross operating margin before employee profit sharing	110.2	31.8	16.3	48.1	34.9	46.8	81.7	89.2
Gross operating margin after employee profit sharing	107.4	29.0	12.9	41.9	31.2	42.3	73.5	81.0
Income tax and similar	23.1	11.2	10.8	22.0	11.0	10.9	22.0	14.5
Training								7.4
Depreciation and provisions	50.1	14.9	28.8	43.7	15.6	21.8	37.3	37.3
Other operating expenses	4.2	1.1	5.8	6.8	3.8	5.3	9.1	9.1
TOTAL OPERATING EXPENSES	1,324.6	673.1	669.6	1,342.7	**680.8**	**705.4**	**1,386.1**	**1,386.1**
Employee profit sharing	2.8	2.8	3.4	6.2	3.7	4.5	8.2	8.2
Income on joint operations	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Charges on joint operations	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0
OPERATING PROFIT (AFTER EMPLOYEE PROFIT SHARING)	64.6	20.5	-5.8	14.7	**27.6**	**31.2**	**58.9**	**58.9**
OPERATING INCOME BEFORE EMPLOYEE PROFIT SHARING	67.4	23.3	-2.4	20.9	**31.3**	**35.8**	**67.1**	**67.1**

Thanks to the overhaul of the information system in the course of 2004 and its implementation, the information originating from the companies has been optimised and rendered more dependable. However, the historical record must be treated with a degree of caution due to the interface changes. Proforma annual accounts for 2004 have therefore been drawn up in order to ensure consistent comparison with previous years.

At 31st December 2004, the operating profit is mainly impacted by:

- Staff cost (€983.8 million, i.e. 69.4% of sales at 31st December 2004 vs €976.6 million, i.e. 73% of sales at 31st December 2003);

- Operational subcontracting (€81.3 million, i.e. 5.7% of turnover at 31st December 2003 vs €67.4 million, i.e. 5% of revenues at 31st December 2003);
- Travel expenses (€78.6 million i.e. 5.5% of sales at 31st December 2004 vs €66,7 million, i.e. 5% of sales at 31st December 2003);
- Rents and rental charges (€46.6 million, i.e. 3.2% of sales at 31st December 2004 vs €42.4 million, i.e. 3.1% of sales at 31st December 2003);
- Fees and publicity (€46.1 million, i.e. 3.0% of sales at 31st December 2004 vs €40.2 million, i.e. 2.1% of sales at 31st December 2003). Particular mention should be made of €10.3 million in communication costs for the holding companies. Fees for holding companies come to €18.4 million.

Operational subcontracting increases notably over the second half in correlation with the rise in sales.

Employee profit sharing for the 2004 financial year comes to €8.2 million.

Fees and publicity increased in 2004, largely due to internal audit work, in particular the implementation of procedures and work related to the IFRS, and to the recourse to outside operators for group communication.

5.1.5. Income tax

The 2004 income statement shows a tax expense of €29,7 million, breaking down into:

- a current tax expense of €35.2 million;
- a tax consolidation subsidy of €3.4 million;
- a carry-back of €0.5 million;
- a tax credit for training and research of €0.2 million;
- and activation of deferred tax of €1.4 million.

5.1.6. Net financial income at 31st december 2004 is -€234 million

	2002	2003			2004		2004	
	FY	H1	H2	FY	H1	H2	Pro forma	FY
Net financial income	**-27.7**	**-11.6**	**-12.1**	**-23.7**	**-8.5**	**-14.8**	**-23.4**	**-23.4**
Investment income	10.5	14.5	5.2	19.7	6.2	9.8	16.0	16.0
Investment expenses	38.2	26.1	17.3	43.4	14.8	24.6	39.4	39.4

Net financial income is largely the result of the cost of servicing the group's debt which stands at €15.7 million for the coupons of the convertible bond loan, together with the servicing of medium-term loans and accommodation for €4.9 million.

To this must be added a negative currency effect of €5.1 million.

These charges are partly offset by financial income of €2.5 million.

5.1.7. Net extraordinary income is positive at €354 million

	2002	2003			2004		2004	
	FY	H1	H2	FY	H1	H2	Pro forma	FY
Extraordinary income	**6.5**	**-1.6**	**-31.7**	**-33.3**	**14.8**	**22.5**	**35.4**	**35.4**
Extraordinary expenses	13.1	5.9	37.4	43.4	14.0	3.3	17.3	17.3
Extraordinary income	19.5	4.3	5.8	10.1	26.8	25.8	52.7	52.7

This result is mainly due to capital gains (+€33.4 million) on share sales of CSR, quoted in London.

5.1.8. Goodwill amortisation

On the 2004 accounts, the group applied once again the valuation test initiated in 2003, in compliance with CRC Rule 2002-10.

The amortisation of goodwill for 2004 comes to €42 million.

This figure breaks down as follows:

- A recurrent amortisation of €18.8 million;
- An extraordinary amortisation of €23.2 million.

Thus the net amount of goodwill comes to €442.6 million, and the accumulated amount of periodical and exceptional amortisation comes to €199.8 million.

5.1.9. Changes in net debt and funds

Net debt 31/12/2003	Loans and borrowings	-610	-381.7
	Gross cash	228.6	
Net debt 31/12/2004	Loans and borrowings	-777.0	-379.3
	Gross cash	397.7	
CHANGE IN NET DEBT			2.3
Operating income			58.9
Depreciation allowances and provisions			37.3
Recovery on depreciation allowances and provisions			-22.5
EBITDA			**73.7**
Financial expenses disbursed (excluding allowances for provisions)			-23.2
Exceptional expenses disbursed (excluding allowances for provisions and capital gains or losses)			-4.1
Taxes			-31.1
Change in WCR			-18.9
Change in tangible and intangible assets			-15.6
Change in investments			34.5
Earn-Out payments			-17.6
Consolidation schedule entries and exits			4.8
Exchange rate impact			-0.1
CHANGE IN CASH POSITION			2.3

In July 2004 Altran Technologies issued bonds with option to be converted and/or exchanged for new or existing shares for an amount of €230 million, made up of 18,110,236 bonds with a par value of €12.70 for a duration of 4 years and 176 days, i.e. a maturity date 1st January 2009. The bonds bear a coupon of 3.75 % per annum, payable in arrears on 1st January of each year.

This operation has diversified the sources of financing and extended the average maturity. The funds raised have in particular been used to repay the convertible bond issued in July 2000 and maturing on 1st January 2005, for a residual amount of €346.8 million and €6 million in accrued interest.

5.1.10. Simplified balance sheet elements

ASSETS	31/12/2002	30/06/03	31/12/2003	30/06/2004	31/12/2004
Fixed assets	**675.7**	**645.1**	**636.2**	**599.9**	**592.3**
Intangible fixed assets	576.4	552.4	534.1	514.9	511.4
including goodwill from acquisitions	509.7	485.3	462.8	444.8	442.6
Tangible fixed assets	55.8	51.0	45.8	48.7	45.9
Financial fixed assets	43.5	41.7	56.3	36.3	35.0
Current assets	**749.5**	**684.7**	**735.3**	**667.7**	**936.2**
Inventories and work-in-progress	3.8	3.5	2.5	3.6	2.4
Accounts receivable and prepayments	386.9	396.5	376.9	428.0	416.3
Other receivables	147.4	130.9	127.3	111.3	119.8
Cash and marketable securities	211.4	153.8	228.6	124.8	397.7
Regulation account	**9.7**	**11.0**	**8.5**	**12.2**	**16.2**
TOTAL ASSETS	1,434.9	1,340.9	1,380.0	**1,279.9**	**1,544.8**

LIABILITIES	31/12/2002	30/06/2003	31/12/2003	30/06/2004	31/12/2004
Shareholders' equity (group part)	**250.4**	**249.9**	**303.6**	**291.1**	**303.9**
Minority interests	0.1	1.6	0.0	0.0	0.9
Conditional advances	0.2	0.0	0.0	0.7	0.7
Provisions for losses and charges	63.1	55.3	103.2	103.1	103.0
Liabilities	**1,112.9**	**1,021.5**	**960.9**	**876.3**	**1,121.2**
Convertible bond	446.3	435.4	370.6	352.9	577.7
Loans and borrowings from financial institutions	200.5	230.1	239.7	188.7	199.3
Trade payables	331.1	312.5	312.7	328.3	322.9
Creditors for fixed assets	135.0	43.4	37.8	6.4	21.5
Regulation account	**8.2**	**12.5**	**12.4**	**8.7**	**15.2**
TOTAL LIABILITIES	1,434.9	1,340.9	1,380.0	**1,279.9**	**1,544.8**

5.2 Research and Development activity

Research and development expenditure for the year came to a gross €1,138,000, activated in the balance sheet.

5.3 Parent company financial statements

In 2004, the parent company, Altran Technologies, posted revenues of €177.5 million and a negative operating income of €25.4 million.

The parent company shows a loss of €17.6 million in 2004.

No research and development expenditure has been activated in the balance sheet for the financial year.

5.4 Outlook

Christophe Aulnette, the Group's new CEO, has announced the launch of an "Altran 2008" plan. The plan has two components:

Definition of a strategic vision

In order to anticipate and adapt to market changes, the Group has launched a strategic review concentrating in the first instance on:

- the definition of the value offer for our clients;
- the search for the most promising market segments;
- the choice of priorities in geographical deployment.

This vision will be presented at the General Shareholders' Meeting of 29th June 2005.

Various initiatives will then be launched:

- Costing of the Altran 2008 Plan (objective: October 2005);
- Changes in the organisation;
- Consistency of the offer;
- Improved client relations;
- Definition of the HR development policy;
- Review on branding;
- Implementation of an offshore policy.

Continued improvement in profitability

Despite the improved operating income in 2004, the Group's profitability remains insufficient and must be improved every semester.

Four areas of improvement have been defined:

- Rationalisation of the portfolio of activities;
- Optimisation of operational functioning;
- Reduction of non productive costs, particularly in the holding companies;
- Control of the decentralised cost structure.

The action plans resulting from this diagnosis will concern not only short-term actions yielding immediate gains but also more long-term projects.

5.5 Passage to IFRS standards (International Financial Reporting Standards)

5.5.1. Context

In application of European Regulation 1606/2002 of 19th July 2002, the Altran Group consolidated accounts for the financial year ending at 31st December 2005 will be drawn up according to the IAS/IFRS international accounting standards applicable at this date as approved by the European Union.

The first accounts to be published according to the IAS/FRS will therefore cover the 2005 financial year (half-yearly and annual). They will be presented with a comparison for the 2004 financial year established according to the same reference framework, except for the IAS 32/IAS 39 Standards applied as from 1st January 2005.

In view of the publication of these comparative financial statements, the Group has prepared an opening balance sheet at 1st January 2004, at which date the impact of the passage to the IFRS standards is recorded in shareholders' equity.

This opening balance sheet at 1st January 2004 has been prepared by applying the IFRS standards and interpretations which the Group feels should be applied in preparing its comparative consolidated accounts at 31st December 2005.

This opening balance sheet is prepared on the basis of:

- The IFRS standards and interpretations which, as known today, will become compulsory at 31st December 2005;
- The options adopted and the exemptions used, corresponding to those which the Group will in all probability follow in establishing its first IFRS consolidated accounts in 2005.

Changes may be made to these standards in the course of the 2005 financial year and the Group reserves the right to modify certain accounting options and methods applied for the purposes of the information supplied in this document, at the time of the final and definitive publication of the first IFRS accounts.

For all these reasons, the audited opening balance sheet may not be the opening balance sheet from which the consolidated accounts for the 2005 financial year will in fact be established. This situation should apply in only a very limited number of cases.

The opening balance sheet at 1st January 2004 has been examined by the Audit Committee, the Board of Directors and the Statutory Auditors.

5.5.2. Projected timetable for the IFRS financial communication

The projected timetable is as follows:

- Publication of first quarter sales for 2005 according to IFRS standards;
- Publication first half accounts for 2005 according to IFRS standards with a comparison for 30th June 2004 in IFRS standards and communication on the audited IFRS financial data relating to the financial year ending at 31st December 2004, including the state of rapprochement between the French and the IFRS standards.

5.5.3. Organisation of the transition project

As early as 2003, the Group devised a procedure for the transition to the new reference framework.

This procedure aimed (i) to establish a timetable for the transition (ii) to identify and cost the principal differences between the French and IFRS accounting standards, (iii) to adapt the information systems, (iv) to provide training for the members of the Group concerned by the passage to the IFRS standards and (v) to deploy the IFRS standards in subsidiaries.

This plan is carried out as part of a larger project aiming to introduce a new Group consolidation and reporting tool and a new reference framework shared by the Group as a whole.

The manual of the Group accounting procedures and standards conforming to the IFRS standards has therefore been distributed to all the Group's subsidiaries. Training sessions on the new reference framework have been organised in 11 countries and attended by over 270 persons.

The steering committee set up for this project calls upon the expertise of the group's different functional and operational departments.

5.5.4. Options adopted by the Group

Options linked to the opening balance sheet at 1st January 2004:

Generally speaking, the IFRS standards are applied retrospectively at 1st January 2004, as if they had always been followed. However, IFRS Standard 1 provides for a certain number of exemptions and exceptions to this principle; they are designed to facilitate the first application of the international standards.

The principal options adopted by the Group in this connection are as follows:

- Company groupings: the Group has chosen not to restate company groupings prior to 1st January 2004 according to the terms specified in IFRS Standard *3-Company groupings*;
- Tangible assets: the Group has chosen to maintain the historical value as the valuation basis for tangible assets;
- Pension commitments: the Group has recognised the transition date of all the actuarial adjustments concerning the defined-benefits regimes covered by IAS Standard 19: *Employee benefits*;
- Exchange rate gains/losses: the Group has transferred into "consolidated reserves" the exchange rate gains/losses relating to the conversion of the accounts of foreign subsidiaries at 1st January 2004. This adjustment has no impact on the total of the opening shareholders' equity at 1st January 2004. The exchange rate gains/losses are thus brought back to zero at 1st January 2004;
- Payments on the basis of shares (stock options): for plans closed out in shares, the Group has chosen to apply IFRS Standard 2 for the plans granted after 7th November 2002 whose rights are not yet acquired at 1st January 2005.

Options adopted by the Group when the standards provide for counting and evaluation options:

- Evaluation of intangible/tangible assets: the Group has chosen the amortised historical cost method;
- Counting of pension commitments: the Group has chosen to record the actuarial differences observed as from 1st January 2004 according to the corridor method stipulating the spreading of differences exceeding 10% of the highest limit between the commitment value and the value of the cover assets over the residual period of activity for the persons included in this commitment;
- Financial instruments: the Group has chosen to apply IAS Standards 32 and 39 at 1st January 2005.

5.5.5. Impact of the transition on the consolidated financial statements and reports

The following information is presented:

1. Summary of the impact of the IFRS standards on the shareholders' equity at 1st January 2004;
2. State of reconciliation between the consolidated balance sheet in French standards and the consolidated balance sheet in IFRS standards at 1st January 2004;
3. Presentation of the differences between the standards followed by the Group according to the French reference framework and the IFRS standards.

5.5.5.1. Summary of the impact of the IFRS standards on the shareholders' equity at 1st January 2004

The impact of the IFRS standards on the Group's shareholders' equity at 1st January 2004 is calculated below:

(in € million)

	1st January 2004	Notes
Shareholders' equity according to French standards	**303.6**	
Development costs (IAS 38)	(0.4)	a
Deferred charges (IAS 38)	(0.3)	b
Approach per component of real estate assets (IAS 16)	(0.9)	c
Goodwill and badwill (IFRS 1.B2 and IAS 38)	-	d
Employee benefits (IAS 19)	(4.1)	e
Payments in shares (IFRS 2)	-	f
Financial instruments (IAS 32/39)	na	g
Discount of provisions for risks and charges (IAS 37)	0.6	h
Tax effect on restatements (IAS 12)	1.4	i
Subtotal	**(3.7)**	
SHAREHOLDERS' EQUITY ACCORDING TO IFRS STANDARDS	**299.9**	

5.5.5.2. State of reconciliation between the consolidated balance sheet in French standards and the consolidated balance sheet in IFRS standards at 1st January 2004

(In € million)

	French standards	IFRS	Adjustments with shareholders' equity impact	Notes	Reclassifications/ Adjustments without shareholders' equity impact
NON CURRENT ASSETS					
Acquisition goodwill	462.8	484.9	-	-	22.1
Intangible assets	71.3	42.3	(0.4)	a	(28.6)
Tangible assets	45.8	44.8	(0.9)	c	(0.1)
Financial assets	56.3	48.8	-	-	(7.5)
Deferred tax assets	46.5	50.4	2.3	i	1.6
Non current tax due assets	-	20.8	-	-	20.8
	682.7	692.0	1.0	-	8.3
CURRENT ASSETS					
Inventories and work-in-progress	2.5	2.5	-	-	-
Client receivables	376.9	376.9	-	-	-
Other receivables	89.3	74.5	(0.3)	b	(14.5)
Cash equivalents	111.2	111.2	-	-	-
Cash	117.4	117.4	-	-	-
	697.3	682.5	(0.3)	-	(6.2)
TOTAL ASSETS	1,380.0	1,374.5	0.7	-	(6.2)

(In € million)

	French standards	IFRS	Adjustments with shareholders' equity impact	Notes	Reclassifications/ Adjustments without shareholders' equity impact
SHAREHOLDERS' EQUITY					
Capital	57.2	57.2	-	-	-
Premiums linked to the capital	156.0	156.4	0.4	f	-
Reserves attributable to bearers of parent company capital	193.4	182.4	(11.0)	j	-
IFRS reserves	-	***(4.1)***	***(4.1)***	-	-
Foreign exchange gain/loss	(11.0)	-	11.0	j	-
Net result for the period	(92.0)	(92.0)	-	-	-
Minority interests	-	-	-	-	-
	303.6	**299.9**	**(3.7)**	-	-
NON CURRENT LIABILITIES					
Long-term provisions	57.6	26.3	(0.6)	h	(30.7)
Long-term employee benefits	22.6	55.1	4.1	e	28.4
Financial liabilities	462.6	449.9	-	-	(12.7)
Deferred tax liabilities	4.9	7.3	0.9	i	1.5
-	**547.7**	**538.6**	**4.4**	-	**(13.5)**
CURRENT LIABILITIES					
Short-term provisions	17.9	24.7	-	-	6.8
Tax liabilities	112.0	112.0	-	-	-
Trade notes and other creditors	251.1	238.9	-	-	(12.2)
Financial liabilities	147.7	160.4	-	-	12.7
	528.7	**536.0**	-	-	**7.3**
TOTAL LIABILITIES	1,380.0	1,374.5	0.7	-	(6.2)

5.5.6. Presentation of the differences between the standards followed by the Group according to the French reference framework and the IFRS standards

The figures mentioned below are given pre-tax. The opening balance sheet at 1st January 2004 in IFRS standards has been verified by the Statutory Auditors. The impact at 31st December 2004 and at 1st January 2005 for the financial instruments are the Group's estimates on which the audit by the Statutory Auditors is now in progress.

5.5.6.1. Development costs

An analysis of the principal projects activated in French standards has prompted the Group to cancel development costs for the amount of €0.4 million, out of a total of €1.6 million (net value) at 1st January 2004.

5.5.6.2. Deferred charges

The amount of deferred charges at 1st January 2004 comes to €1.4 million and is treated as follows:

- Deferred charges not recognised in the IFRS lead to a reduction of €0.3 million in shareholders' equity at 1st January 2004;
- The costs linked to the issue of the OCEANE 2005 of €1.1 million have been reclassified in "Other receivables" inasmuch as the Group has chosen not to apply IAS Standards 32/39 until 1st January 2005.

5.5.6.3. Tangible fixed assets & approach by component (IAS 16)

The Group has not chosen the option to evaluate tangible fixed assets at their fair value at the date of transition.

However, for its real estate assets, the Group must adopt the per-component approach method at the date of transition and retrospectively in compliance with IAS Standard 16. To this end, it has mandated an expert to establish a breakdown of the original gross value according to the different components identified and liable to impose a replacement at regular intervals. The depreciations of each component have been reconstituted in function of their own duration of utility, together with their replacements up to the date of the transition.

This per-component approach was adopted for three real estate assets held by the Group (in the United Kingdom and Italy) representing a net book value at 31st December 2003 of €9.4 million out of a total of €10 million of constructions.

In addition, a real estate asset resulting from a company grouping (Arthur D. Little in Venezuela) was evaluated by an expert. The fair value was estimated at €2.8 million as against a net book value of €1.5 million at the entry date (1st January 2004).

The application of the per-component approach is expressed in a reduction of shareholders' equity at 1st January 2004 of €0.9 million.

Its impact on the future recurrent result corresponds to a complementary annual charge estimated at €0.1 million.

5.5.6.4. Reclassification of goodwill in acquisition goodwill (IAS 38) and depreciation of acquisition goodwill (IAS 36)

Goodwill

Under French standards, when subsidiaries were acquired, goodwill was recognised separately. According to IAS Standard 38, goodwill does not constitute identifiable intangible assets and must therefore be assimilated with acquisition goodwill. At 1st January 2004, it was therefore removed from the "Other intangible fixed assets" entry and reclassified under "Acquisition goodwill" for its net book value of €28.6 million.

Amortisation of acquisition goodwill

Under French standards, Altran follows a linear amortisation of its acquisition goodwill and may be led to record an exceptional amortisation in case of the observation of durable loss of value. The Group carries out impairment tests on acquisition goodwill presenting loss of value indices since the closure of the accounts at 31st December 2002.

As from the date of transition, acquisition goodwill will no longer be amortised but submitted to impairment tests as stipulated by IAS Standard 36.

The Standard also requires that the acquisition goodwill should be allocated to cash-generating units or to a group of cash-generating units corresponding to the most detailed level of the organisation for which the return-on-investment follow-up is operated by the management. A depreciation is entered in the accounts when the utility value of the cash-generating units or groups of cash-generating units, based on the projection of future cash flows, is less than the book value of the assets allocated to the cash-generating units or group of cash-generating units.

The definition criteria of cash-generating units set out above have not led the Group to make significant changes to the groupings used in the context of the impairment tests already practised.

In compliance with IFRS Standard 1, at 1st January 2004, the Group carried out impairment tests on all its acquisition goodwill according to the discounted cash flow method. These tests did not give rise to any additional acquisition goodwill depreciation at 1st January 2004.

Reclassification of badwill

According to IFRS Standard 3, badwill observed at 31st December 2003 should be assigned to shareholders' equity at 1st January 2004.

However, since badwill mentioned in the consolidated accounts under the "Provision for contingencies and losses" entry for €6.5 million was the result of the acquisition of Arthur D. Little, it has been reclassified with the acquisition goodwill borne by the operational entities inasmuch as they are the fruit of one and the same operation.

5.5.6.5. Employee benefits

Retirement commitments

The Group has instructed an actuary to list and evaluate the retirement commitments and similar benefits covered by IAS Standard 19.

The differences identified between the Group's current practice under the French reference framework and the application of IAS Standard 19 are chiefly due to:

- The Group's option to count, at the date of transition, all the cumulated actuarial adjustments linked to the defined benefit retirement schemes;
- The recording of end-of-career indemnities in France, previously entered under off-balance sheet commitments, as provisions at the date of transition.

The application of IAS Standard 19 at 1st January 2004 results in a decrease of shareholders' equity of €4.1 million.

Starting at 1st January 2004, the Group opted for the corridor method. Thus, actuarial gains and losses will not be recognised unless they exceed 10% of the highest value between the commitment and the fund. The fraction in excess of 10% will then be spread out over the employees' residual average duration of activity.

The additional charge impacting the 2004 income statement due to the application of IAS Standard 19 is not significant.

Consolidated shares held by CCL

Cambridge Consultants Ltd (CCL), acquired by the Altran group in May 2002 as part of the acquisition of the Arthur D. Little group, acts as a "nursery garden". This strategy involves the creation of various start-up companies. By virtue of an internal agreement concluded prior to Altran's acquisition of CCL, the company's employees obtain 20% of this gain. Under French standards, the charge linked to this commitment is not provisioned inasmuch as it has a counterpart consisting of the production of any gains during the sale of the shares.

According to IAS Standard 19, this commitment of a 20% retrocession of the gains from the sale of the minority investments portfolio constitutes a long-term benefit whose amount must be evaluated in order to be provisioned at 1st January 2004 and then at each closure of the accounts. However, this liability is covered by a financial asset for the same amount and does not have an impact of the shareholders' equity at 1st January 2004 or at each closure date.

At 1st January 2004, a provision of €6.3 million and an asset for the same amount were recorded in the accounts.

5.5.6.6. Payments based on shares (stock options): subscription or purchase stock options

In the consolidated accounts drawn up according to French standards, subscription or purchase stock options are not valued and have no impact on the consolidated income statement.

In compliance with IFRS Standard 2, the Group must enter the fair value of the options granted to its employees under personnel costs. The counterpart of this charge is an increase of shareholders' equity. The stock option charge is thus purely an accounting operation with no impact on cash.

The options are evaluated at the date of granting on the basis of a Black-Scholes option evaluation model or similar. The estimation of this charge is spread linearly over the period of acquisition of the rights and is adjusted in order to reflect the best estimation of the number of shareholders' equity instruments actually exercised.

In compliance with the terms set out in IFRS Standard 1, the Group has evaluated the plans issued since 7th November 2002 and whose rights were not acquired at 1st January 2005.

These plans were granted on the following dates:

- 11th March 2003;
- 24th June 2003;
- 29th June 2004.

The application of IFRS Standard 2 has no impact on the Group's shareholders' equity at 1st January 2004. The €0.4 million issue premium increase is offset in the reserves.

The amount of the charge impacting the 2004 income statement for stock options is estimated at €2.5 million. The counterpart of this charge is an increase of shareholders' equity ("Issue premium" entry) for the same amount.

5.5.6.7. Financial instruments

IAS Standards 32 and 39 must be applied as from 1st January 2005. Since the Group decided not to anticipate the application in 2004, the French principles remain in force for the recording and presentation of the financial instruments in the IFRS opening balance sheet at 1st January 2004.

Convertible or exchangeable bonds ("OCEANEs")

In the consolidated accounts drawn up according to French standards, the OCEANEs are entered under "Convertible bond loans", there being no separate accounting operation for the conversion option.

In compliance with IAS Standard 32, if a financial instrument comprises different components (so-called "hybrid" financial instruments), the issuer must classify these different components separately depending on whether they have the characteristics of liabilities or shareholders' equity. Thus, the same instrument, depending on the situation, must be presented partly as liability and partly as shareholder's equity. The options allowing the bearer to convert a liability into the issuer's shareholder's equity instruments must be classified in shareholders' equity in the consolidated balance sheet.

The allocation of the nominal amount of the hybrid instrument among the different components must be carried out at the issue, the value of the shareholders' equity component being calculated by the difference between the nominal amount and the liability component. The latter corresponds, at the time of issue, to the market value of a liability without conversion option having identical characteristics.

On 26th July 2000, the Group issued 1,725,000 of bonds convertible into ordinary shares for a nominal amount of €448.5 million. This OCEANE was reimbursed on 3rd January 2005. Since the retrospective application of IAS Standard 32 at 1st January 2005 to the 2005 OCEANE has no significant impact, no restatement has been carried out.

On 1st July 2004, the Group issued 18,110,236 bonds convertible into ordinary shares for the nominal amount of €230 million, bearing interest at the annual rate of 3.75%. This convertible bond matures on 1st January 2009.

The retrospective application to the OCEANE 2009 of IAS Standard 32 at 1st January 2005 (the date of the first application of Standards 32/39 for the Group) generates a positive impact on the shareholders' equity at 1st January 2005 estimated at €24.2 million. In counterpart, the Group's long-term debt will be reduced by the same amount.

The difference between the nominal cost of the OCEANE at the rate of 3.75% and the IFRS financial charge calculated with the effective interest rate method leads to a complementary charge having an impact on the income statement. This complementary charge is estimated at €6.5 million in 2005 and at an annual amount of between €7 million and €8.1 million for the 2006, 2007 and 2008 financial years.

Construction effort loans

These are interest-free loans over a period of 20 years. The fair value of a non-interest bearing long-term loan may be estimated on the basis of the fair value of all the discounted flows by adopting a market interest rate for a similar instrument.

The negative impact at 1st January 2005 on shareholders' equity is estimated at €2 million.

The estimated financial charge on the 2005 results under IFRS standards is €0.3 million.

Non-consolidated minority investments held by Cambridge Consultant Ltd

Cambridge Consultant Ltd has invested minority-interest capital in various listed an unlisted companies. At 31st December 2004, this investment comes to €3.6 million. At 1st January 2005, these investments will be classified in the "Available for sale" category and will be revalued at their fair value. The unrealised profits and losses will be recorded in shareholders' equity. When these securities are sold, the income from the sale will be entered in the income statement.

At 1st January 2005, the fair value of these securities is estimated at €15 million.

5.5.6.8. Discounting of provisions for risks and charges

IAS Standard 37 imposes the discounting of the provisions for risks and charges benefiting from a deferred payment not complying with current practices.

The application of this standard leads to an increase of consolidation reserves at 1st January 2004 of €0.6 million.

5.5.6.9. Corporate income tax

In compliance with IAS Standard 12, Altran has introduced the compensation by tax entity of the deferred tax assets and liabilities, i.e. an increase of €1.5 million at 1st January 2004 for deferred tax assets and liabilities.

The deferred tax linked to the IFRS restatements described above is expressed by a net increase of shareholders' equity of €1.4 million. The deferred tax assets not recognised on the IFRS treatments of tax deficit companies come to €0.5 million.

5.5.6.10. Exchange rate gains/losses

The Group has transferred the exchange rate gains/losses relating to the conversion of the accounts of the foreign subsidiaries at 1st January 2004 into "Consolidated reserves", after taking into account the IFRS restatements on the opening situation for a total amount of €11 million. This adjustment has no impact on the total of the opening shareholders' equity at 1st January 2004. The new IFRS value of exchange rate gains/losses is thus brought back to zero at 1st January 2004. In the case of subsequent sale of its subsidiaries, the sale result will not incorporate the recovery of the exchange rate gains/losses prior to 1st January but will, however, comprise the exchange rate gains/losses recorded after 1st January 2004.

5.5.6.11. Revenues and reinvoicing of non-margined consultants' fees

In the consolidated accounts drawn up according to French standards, the reinvoicing of consultants' fees linked to commercial services are recorded as revenues.

In application of IAS Standard 18 (Products of ordinary activities), the reinvoicing of non-margined consultants' fees linked to commercial services are now excluded from revenues and are deducted from external charges. At 30th June 2004, these non-margined reinvoiced costs represent for the Group 1.5% of consolidated revenues.

This reclassification will have no impact on the operating income or the consolidated net income.

5.5.7. Events since 31st December 2004

5.5.7.1. Legal procedure

With regard to ongoing legal investigations, Altran Technologies was convoked by the examining magistrate on 6th April 2005 in a procedure opened for forgery and the use of false documents, and the dissemination of false and misleading information.

At the end of this hearing, Altran Technologies was put under formal investigation for forgery, use of false documents, and the dissemination of misleading information. The maximum legal penalty incurred for these counts is €7.8 million. The company set aside a reasonable provision in its accounts at 31st December 2004 in order to allow for this risk.

5.5.7.2. Corporate governance

At the Board of Directors' meeting of 23rd March 2005, Christophe Aulnette was appointed CEO of Altran Technologies.

On 15th April 2005, the Board of Directors co-opted Mr Christophe Aulnette as member of the board.

The Board also initiated the process of transforming the Company's articles of association, with a view to proposing an evolution towards a structure including a supervisory board and a management board to the General Shareholders' Meeting of 29th June 2005. This project was favourably received by the Works Council.

5.5.7.3. Sale of the outstanding CSR securities

CCL sold its line of CSR securities in January 2005 and realised a pre-tax gain of £5.1 million net of the share reverting to the employees.

5.5.8. Other information

5.5.8.1. Credit lines

Since the end of 2002, the Group has been engaged in mobilising the necessary resources for ensuring the reimbursement of the OCEANEs issued in July 2000 and reimbursable on 1st January 2005.

In the first instance, this refinancing plan involved the mobilisation of the group's internal resources:

- mobilisation of the client account;
- centralisation of the cash available in the subsidiaries,

Next, the group sought external resources for improving its liquidity and increasing the average duration of its debt.

To this end, the group carried out two public fund-raising operations via a capital increase of 150 million euros in December 2003 and, in July 2004, the issue of convertible bonds maturing on 1st January 2009 for the amount of €230 million.

On 22nd December 2004 the group signed an agreement with its three principal bankers BNP Paribas, Crédit Agricole Ile de France and Société Générale for the implementation of credit lines to the value of €150 million.

5.5.8.2. Stock options

All the plans allocated by Altran Technologies to its employees are in the form of stock-option plans.

	Plan 2000*	Plan 2001*	Plan of 11th March 2003*	Plan of 24th June 2003*	Plan of 29th June 2004
Date of General Meeting	26th June 1996	17th June 1999	17th June 1999	17th June 1999	28th June 2004
Date of Board Meeting	11th April 2000	10th October 2001	11th March 2003	24th June 2003	29th June 2004
Number of shares that may be subscribed	845,792	642,880	3,948,993	336,191	2,762,000
Of which office holders	67,242	-	186,785	-	160,000**
Of which 10 largest recipients	144,892	85,708	875,218	106,734	490,000
Date from which options can be exercised	1st July 2004	10th October 2005	12th March 2007	25th June 2007	30th June 2008
Expiry date	11th April 2005	10th October 2006	11th March 2011	24th June 2008	29th June 2012
Subscription price (in €)	76.20	39.34	2.97	6.73	9.37
Number of shares subscribed	-	-	-	-	-

** Following the capital increase in cash with maintenance of preferential subscription right of 23rd December 2003, the striking prices and the number of options of the different subscription stock-option plans were adjusted in order to take into account the issue of 20,807,584 million new shares.*

*** Including 80,000 stock options granted to Mr Eric Albrand, CFO and "mandataire social" since 22nd September 2004.*

SUBSCRIPTION STOCK-OPTION PLAN ADJUSTMENTS FOLLOWING THE INCREASE OF CAPITAL OF 23RD DECEMBER 2003

(In €)

Plan	Striking price	Adjusted striking price	Number of options	Adjusted number of options	Adjustment coefficient to be applied to the number of options
Plan 2000	81.33	76.20	792,429	845,792	1.06734
Plan 2001	41.99	39.34	602,319	642,880	1.06734
Plan of 11th March 2003	3.17	2.97	3,699,845	3,948,993	1.06734
Plan of 24th June 2003	7.18	6.73	314,980	336,191	1.06734

5.5.8.3. Situation concerning employee profit sharing

At 31st December 2004, the profit-sharing schemes with the support of the Group's FCPE (company mutual fund), consist of:

- Manage OPCVM: 757,448 Altran shares;
- Société Générale: 51,588 Altran shares.

In other words, a total of 809,036 of Altran shares held by the employees via the Altran profit-sharing schemes.

5.5.8.4. The composition of the Board of Directors at 31st December 2004 was as follows

Name	Date of first nomination	Date of end of term	Principal function exercised in the company	Principal function exercised outside the company	Other mandates and functions held in all companies
Mr Alexis Kniazeff	15th May 1985 (renewal)	31st December 2009	Chairman and CEO		Permanent representative of Altran Technologies S.A. on the Board of Directors of AXIEM S.A.
Mrs Guylaine Saucier	30th June 2003	31st December 2008			Petro - Canada Nortel networks Axa Canada Banque de Montréal CHC Helicopter
Mr Jean-Louis Andreu	30th June 2003	31st December 2008			
Mr Yann Duchesne	30th June 2003	31st December 2008		Managing Director: Doughty Hanson Chairman: SAFT Balta Industries	Director: Ipsos Member of the Supervisory Board: Groupe Laurent Perrier

The three directors each hold 100 shares, thereby meeting the criteria set down by the Bouton report: they have no relation of whatsoever kind with the company, the group or its management which could compromise the free exercise of their judgement.

Messrs Hubert Martigny and Michel Friedlander resigned from their positions of director and vice-chairman on 22nd September 2004.

Mr Jean-Michel Martin resigned from his positions of director and deputy vice-chairman on 21st September 2004.

5.5.8.5. Remuneration of the executive directors "mandataires sociaux"

The remuneration paid by the group for the year 2004 to the executive office holders (salaries and benefits in kind) came to €3,216,333.27.

	Total
Alexis Kniazeff	790,747.92
Hubert Martigny	662,212.21
Michel Friedlander	723,345.78
Jean-Michel Martin	353,279.44
Eric Albrand	686,747.92
TOTAL	3,216,333.27

Messrs Hubert Martigny and Michel Friedlander resigned from their positions of director and vice-chairman on 22nd September 2004.

Mr Jean-Michel Martin resigned from his positions of director and deputy vice-chairman on 21st September 2004.

Since 7th October 2004, Mr Eric Albrand has been remunerated as CFO and "mandataire social".

5.5.8.6. General Shareholders' Meeting

We submit the accompanying resolutions for your approval.

You will in particular be asked to nominate a statutory auditor and his deputy in place of a resigning auditor.

You will also be required to ratify the cooption of two new directors.

5.5.8.7. Long-term securities

Consolidation schedule entries 2004	% of holding
ARTHUR D. LITTLE ASIA (SGD)	95%
ARTHUR D. LITTLE ASIA PACIFIC	95%
ADL VENEZUELA	95%
ADL BRAZIL	95%
EUROSPACE IT	100%
LITTLE ACQUISITION CO. HONG KONG	95%
ADL MACAU	95%
ARTHUR D. LITTLE CHINA	95%
LITTLE ACQUISITION CO. SINGAPORE	95%
ARTHUR D. LITTLE INDIA CONSULTANCY	95%
ARTHUR D. LITTLE (MALAYSIA)	95%
ALTRAN CHINA	95%
CONSULTORES	95%
LITTLE DO BRASIL	95%
CAMBRIDGE CONSULTANTS, INC	95%
ALTRAN SERVIZI	100%
ALTRAN France EXECUTIVE MANAGEMENT	100%

5.5.8.8. Delegations in course of validity granted by the General Shareholders' Meeting

The Combined General Shareholder's Meeting of 28th June 2004 authorised the Board of Directors, for a period of 26 months, to increase the authorised capital by a maximum nominal amount of €15 million, with maintenance or suppression of the preferential right, through the issue of all transferable securities giving access, immediately or after a period of time, to the company capital.

In addition, the global amount of the increases in capital by incorporation of reserves, profits, share premiums or any other element liable to be incorporated in the capital, was fixed at a nominal amount of €15 million.

The global nominal amount of the issues of transferable securities representing debts giving access to the capital, immediately or after a period of time, was fixed at €400 million.

The Combined General Shareholder's Meeting of 28th June 2004 decided that these delegations could be used, in compliance with the conditions laid down by the law, in the case of takeover bid or swap until such time as the General Meeting required to rule on the company accounts for the financial year 2004 is held.

The Board of Directors made use of these delegations and launched the issue of an Océane for €230 million in July 2004.

The delegation voted in the 17th resolution by the General Shareholders' Meeting of 28th June 2004 (concerning authorisation to increase the capital through the issue of shares or other securities giving access to the capital reserved to members of an employee savings plan) was not used.

5.5.8.9. Acquisition and sale by the company of its own shares

The General Shareholder's Meeting of 28th June 2004 authorised the Board of Directors to buy back shares to a maximum of 5% of the capital. The Board did not avail itself of this authorisation in 2004.

In resolution 7, the Ordinary Shareholders' Meeting of 28th June 2004 ratified the option for the company to intervene on its share market in order to adjust prices. This option has not as yet been exercised.

5.5.8.10. Holders of the listed company's capital and voting rights, together with modifications occurring in the course of the year in the holding of capital (in capital and/or voting rights)

	31st December 2002				31st December 2003				31st December 2004			
	Number of shares	% of capital	Number of voting rights	% of voting rights	Number of shares	% of capital	Number of voting rights	% of voting rights	Number of shares	% of capital	Number of voting rights	% of voting rights
Alexis Kniazeff	10,069,373	10.75%	19,738,746	16.79%	10,570,593	9.24%	20,239,966	14.46%	10,570,593	9.24%	20,239,966	14.37%
Hubert Martigny	10,069,352	10.75%	19,738,704	16.79%	10,573,296	9.24%	20,242,648	14.46%	10,573,296	9.24%	20,242,648	14.38%
Altran Directors Funds	8,198,252	8.76%	10,642,352	10.64%	8,198,252,	7.16%	10,642,352	7.60%	7,987,902	6.97%	14,175,804	10.06%
Free float	65,297,154	69.74%	67,469,742	55.79%	85,099,574	74.36%	88,836,376	63.47%	85,310,423	74.54%	86,144,819	61.19%
Total	93,634,131	100.00%	117,689,544	100.00%	114,441,715	100.00%	139,961,342	100.00%	114,442,214	100.00%	140,803,237	100.00%
Total number of shares making up the capital	93,634,131				114,441,715				**114,442,214**		**140,803,237**	
Total number of shares giving double voting rights	23,955,413				25,519,627				**26,361,023**			

	5th January 2005			
	Number of shares	% of capital	Number of voting rights	% of voting rights
Alexis Kniazeff	10,570,593	9.24%	20,239,966	14.37%
Hubert Martigny	10,573,296	9.24%	20,242,648	14.38%
Altran Directors Funds	811,383	0.71%	1,622,766	1.15%
Free float	93,216,942	81.45%		
Total	114,442,214	100.00%		
Total number of shares making up the capital	114,442,214		140,803,237	
Total number of shares giving double voting rights	26,361,023			

There is no shareholders' pact.

At 31st December 2004, the group's FCPE (company mutual fund) held 809,036 shares representing 0.7% of the capital and 0.6% of the voting rights.

5.5.8.11. Use of the financial instruments

Océane maturing at 1st January 2005

By virtue of the authorisation granted by the Combined General Shareholder's Meeting of 15th June 2000, the Board of Directors, convened on 27th June 2000, proceeded to issue a bond loan, listed on the first market of the Paris Stock Exchange. The details are as follows:

Nature of securities issued:
Bond with warrant of conversion into new shares and/or exchange in existing shares (OCEANEs).

Nominal amount of the loan:
€448,500,000.

Number of bonds issued and issue price:
1,725,000 bonds issued at the unit price of €260.

Maturity date, duration and term of the loan:
Maturity as from 26th July 2000 for a duration of 4 years and 158 days; first term fixed at 1st January 2001.

Annual interest:
3.5%.

Normal amortisation:
Amortisation in totality at 1st January 2005; repayment at par value.

Conversion of bonds and/or bond share swap:
At any time as from 26th July 2000 at the rate of three Altran Technologies shares for one bond (the number of the company's securities was multiplied by three on 2nd January 2001). On 24th December 2003, following the capital increase of the previous day, the Board of Directors informed, by Euronext notice, the bearers of bonds July 2000/January 2005 with option to be converted and/or exchanged for new or existing Altran Technologies shares that, in accordance with the terms of these bonds, the conditions pertaining to the exercise of the share allocation right had been modified as from 23rd December 2003, in view of the capital increase in cash with maintenance of the shareholders' preferential subscription right. Thus the number of Altran Technologies shares (allocation ratio) that can be obtained, by conversion and/or exchange, by each bond is increased from 3 Altran Technologies shares to 3.202 Altran Technologies shares.

Anticipated amortisation:

- share buyback on the market or over the counter or takeover bid;
- at the issuer's choosing as from 1st January 2003 up to the effective repayment date, at a repayment price giving the bearer a maturity yield equal to that which the said bearer would have obtained in the case of repayment at maturity if (1) the product of the share allocation ratio currently in force, and (2) of the arithmetic average of the closing share prices at the Paris Stock Exchange over 10 successive trading days during which the share is quoted, chosen by the company among the 20 successive trading days preceding the publication date of the notice announcing the anticipated amortisation, is in excess of 125% of this anticipated repayment price;
- when fewer than 10% of the bonds issued remain in circulation.

GMTS, cash management subsidiary of Altran Technologies, acquired 91,035 bonds in 2004.

The bonds acquired, cancelled in consolidation, generated an exceptional profit of €0.4 million.

After cancellation of the convertible bonds acquired in the course of 2004 and conversion of 499 OCEANEs, the number of bonds convertible into shares (OCEANEs) in circulation at 31st December 2004 stood at 1,276,740, representing a par value of 332 million euros.

All of the 1st January 2005 OCEANEs in circulation were reimbursed, upon maturity, on 3rd January 2005.

Océane maturing at 1st January 2009

By virtue of the authorisation granted to it by the Company's Combined Shareholders' Meeting convened on 28th June 2004, and in particular by virtue of its thirteenth resolution, the Board of Directors decided, in its meeting of 29th June 2004, on the principle of an issue of bonds with warrant of conversion and/or exchange in new or existing shares of a maximum amount of 400 million euros, and granted its Chairman, pursuant to the option of sub delegation specified by the Combined Shareholders' Meeting of 28th June 2004 in its thirteenth resolution, full powers for implementing this issue and deciding on the amount, the dates, practical details and conditions of the issue.

On 1st July 2004, the Chairman of the Board of Directors decided to fix the characteristics of the loan as follows:

Nature of securities issued:
Bond with warrant of conversion into new shares and/or exchange in existing shares (OCEANEs).

Nominal amount of the loan:
€230,000,000.

Number of bonds issued and issue price:
18,110,236 bonds issued at the unit price of €12.70.

Maturity date, duration and term of the loan:
Maturity as from 9th July 2004 for a duration of 4 years and 176 days; first term fixed at 1st January 2005.

Annual interest:
3,75%.

Normal amortisation:
Except in the case of anticipated amortisation, exchange or conversion, the bonds will be reimbursed in full on 1st January 2009 (or, if this is not a working day, on the first working day following this date) by reimbursement at par value at the price of 12.70 euros per bond.

Conversion of bonds and/or bond share swap:
Bondholders may request conversion and/or a bond share swap at any time as from the date of payment, i.e. 9th July 2004 and up to the seventh working day preceding the normal or anticipated date of reimbursement, at the rate of one Company share for one bond, subject to the adjustments specified in the case of financial operations carried out by the Company.

The Company may re-issue new and/or existing shares as it wishes.

Anticipated amortisation:
Anticipated amortisation is possible but only at the Company's initiative:

- for all or part of the bonds, at any time, by share buyback on the market or over the counter or takeover bid;
- for all the bonds still in circulation, as from 1st July 2007 until 31st December 2008,subject to a minimum period of notice of one month:
  - at an anticipated reimbursement price equal to the par value, increased by the interest incurred since the last interest payment date preceding the anticipated reimbursement date until the actual reimbursement date (the "Anticipated Reimbursement Price"),
  - if the product (i) of the share allocation ratio currently in force and (ii) of the arithmetic average of the Company's closing share prices on the First Market of Euronext Paris S.A. over 20 successive trading days during which the share is quoted, chosen by the company among the 40 successive trading days preceding the publication date of the notice announcing the anticipated amortisation, is in excess of 130% of the nominal value of the bonds;
- for all the bonds remaining in circulation, at any time, if less than 10% of the bonds issued are still in circulation, by reimbursement at the Anticipated Reimbursement Price.

The Company has not brought back any OCEANEs in circulation since 1st January 2005.

CHANGES IN THE CONVERTIBLE BOND REIMBURSABLE ON 1ST JANUARY 2005 SINCE 1ST JANUARY 2004

2004	Average volume per session	Highest	Lowest	Average price	Average volume exchanged in € million
January	312	263.17	256.22	257.87	80,555
February	272	259.10	258.29	258.70	70,366
March	226	259.15	258.21	258.62	58,448
April	277	257.59	257.27	257.83	71,418
May	280	259.80	258.00	258.67	72,541
June	372	262.50	259.00	260.50	97,026
July	331	267.50	261.20	263.32	87,165
August	217	264.47	259.20	262.39	56,933
September	233	265.00	262.00	263.15	61,483
October	106	265.50	263.05	264.47	28,169
November	525	267.50	265.00	266.61	140,245
December	209	268.00	262.30	266.11	55,640

Credit: Bloomberg.

CHANGES IN THE CONVERTIBLE BOND REIMBURSABLE ON 1ST JANUARY 2009 SINCE 9TH JULY 2004

2004	Average volume per session	Highest	Lowest	Average price	Average volume exchanged in € million
July	33,982	12.59	11.60	12.23	0.4
August	31,529	13.20	10.15	11.07	0.3
September	2,597	11.37	10.30	10.72	0.03
October	6,535	11.83	11.19	11.49	0.07
November	6,046	12.50	11.70	12.19	0.07
December	20,550	12.90	12.40	12.63	0.26

Credit: Fininfo.

2005	Average volume per session	Highest	Lowest	Average price	Average volume exchanged in € million
January	760	13.00	12.41	12.74	0.01
February	18,563	13.60	12.85	13.23	0.24
March	214	13.40	13	13.23	0.001
April	297	13.30	12.45	12.80	0.001

Credit: Fininfo.

5.5.8.12. Rate risk

At 31st December 2004, the group's net debt stands at €379.2 million, principally consisting of a convertible bond of €355.7 million at the fixed rate of 3.5% reimbursable on 1st January 2005, and a convertible bond of €230 million at the fixed rate of 3.75% reimbursable on 1st January 2009. A rate variation thus has a negligible effect and the group has not instituted a policy for covering the rate risk.

(in € thousand)

	Less than 1 year	1 to 5 years	Over 5 years
Financial liabilities	-530,722	-245,204	-1,290
Financial assets	398,005		
Net position before management	-132,717	-245,204	-1,290
Off-balance sheet	0	0	0
Net position after management	-132,717	-245,204	-1,290

The table below sets out the financial assets and liabilities after reimbursement on 3rd January 2005 of the 1st January 2005 Océane for the amount of €332 million, everything else being equal.

(in € thousand)

	Less than 1 year	1 to 5 years	Over 5 years
Financial liabilities	-182,922	-326,494	
Financial assets	130,205		
Net position before management	-52,717	-326,494	
Off-balance sheet			
Net position after management	-52,712	-326,494	

5.5.8.13. Information on market risks (rate, exchange, shares)

5.5.8.13.1. Exchange rate risk

The bulk of the group's currency assets is constituted by its investments in countries outside the euro zone (chiefly the USA, Brazil, the United Kingdom, Sweden and Switzerland).

The amount of financial debts contracted in currencies outside the euro zone comes to €2.3 million.

In 2004, the group generated a turnover of €241.7 million outside the euro zone. Owing to the intellectual services activity, receipts and costs are given in the same currency for a given country. There is no exchange rate risk cover in the group.

(in € thousand)

Currency	Asset	Liability	Net position	Price at 31/12/04	Net position in € before management	Off-balance sheet	Net position in € after management	Sensitivity*
USD	1,486	-35,678	-34,192	1.3621	-25,102	-	-25,102	251
GBP	25,530	-48,544	-23,014	0.705	-32,644	-	-32,644	326
CHF	6,340	-69,271	-62,931	1.5429	-40,787	-	-40,787	408
SEK	0	-137,262	-137,262	9.0206	-15,217	-	-15,217	152
SGD	0	-27,345	-27,345	2.2262	-12,283	-	-12,283	123
					-126,033		-126,033	1,260

* Sensitivity to a 1% currency variation.

5.5.8.13.2. Risk on shares

Most of the available liquid assets are invested in:

- money market funds;
- negotiable debt securities;
- remunerated foreign currency accounts (GBP USD).

All these investments are remunerated at the day-to-day monetary rate or on basis of the London Interbank Rate (LIBOR) for currencies. The sensitivity of these investments, for a 10% variation of the reference index (EONIA or LIBOR) is 0.20%.

A procedure is currently being drawn up to define the rules governing the use of the group's liquid assets in each subsidiary and at central level.

The bulk of these recommendations may be summarised in two major principles:

1. All cash surpluses are invested exclusively with the group (GMTS).
2. GMTS assigns these liquid assets as a matter of priority to the repayment of credits and/or uses money supports whose sensitivity and volatility are less than 1% per year.

At 31st December 2004, the group held marketable securities to the market value of €327.4 million, including €1.4 million of listed European company shares, compared to a net book value of €327.3 million.

5.5.8.14.3. Special risk linked to the activity

The group's clients are for the most part major private or public European groups or institutions. The detailed list of these clients constitutes information of strategic importance and is therefore not disclosed outside the group. It may, however, be stated that the group does not depend on any particular client since, in 2004, its first fifty client represented 37.9% of turnover. Altran invoices the overwhelming majority of its services on the basis of time spent, at a fixed rate. For this reason, the group's companies are held only to an obligation of due care. When contracts are concluded on a lump-sum basis, the accounting policy of revenue recognition imposes a risk evaluation upon termination, which means that the margin cannot be recognised until there are grounds for ensuring that this recognition is not liable to be disturbed as a result of an obligation to provide results.

5.5.8.15. Environmental impact

As Altran Technologies is a company providing intellectual services, the environmental impacts risks are very slight.

- Non tax-deductible charges covered by Article 39-4 of the General Tax Code, for the parent company.

The global amount of the non tax-deductible charges covered by Article 39-4 of the General Tax Code for the parent company comes to €162,863.

5.5.9. Identity of the shareholders holding more than 5% of the capital at 31st December 2004

	% of capital	% of voting rights
Mr Alexis Kniazeff	9.24	14.46
Mr Hubert Martigny	9.24	14.46
ADF	6.97	10.06
Morgan Stanley	5.40	4.57

5.5.10. Altran Technologies net income allocation

We propose the following 2004 Net Profit attribution:

Profit for the period / loss	€17,640,588.67
Appropriation to the legal reserve	€882,029.43
Retained earnings	€16,758,559.24

In view of the results of the 2004 financial year, it is not proposed to distribute dividends. The dividends distributed over the past three financial years are as follows:

Financial year	Global net dividend in €	Global dividend in €	Total income in €
2003	-	-	-
2002	-	-	-
2001	18,343,280	9,171,640	27,514,920

6 REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS ON THE FINANCIAL YEAR ENDING AT 31ST DECEMBER 2004 (ARTICLE L. 225-37, PARAGRAPH 6 OF THE CODE OF COMMERCE)

Article L. 225-37, paragraph 6, of the Code of Commerce stipulates that "the Chairman of the Board of Directors sets out in a report the conditions pertaining to the preparation and organisation of the Board's work together with the internal audit procedures established by the company. The report also specifies any limitations placed on the powers of the CEO by the Board of Directors".

The ensuing report sets out to describe the work accomplished in 2004 and the measures taken with regard to internal audit, without attempting to assess their efficiency at this stage.

This report is jointly signed by Mr Alexis Kniazeff, Chairman and CEO, and Mr Eric Albrand, CFO.

The following points will be presented in succession:

- Corporate governance and general principles of internal organisation;
- Measures taken to strengthen the internal audit system and the reliability of the group's financial and accounting information.

6.1 Corporate governance and general principles of internal organisation

6.1.1. Preparation and organisation of the work of the Board of Directors

6.1.1.1. Preparation and organisation of the work of the Board of Directors

Under the chairmanship of Mr Alexis Kniazeff, the Board of Directors comprises 4 members, including 3 independent directors nominated during the General Shareholders' Meeting of June 2003:

- Mrs Guylaine Saucier;
- Mr Jean-Louis Andreu;
- Mr Yann Duchesne.

The independent directors meet the criteria set down by the Bouton report: they have no relation of whatsoever kind with the company, the group or its management which could compromise the free exercise of their judgement.

Messrs Hubert Martigny, Michel Friedlander and Jean-Michel Martin resigned from their function of director and their general management positions in September 2004.

6.1.1.2. Work of the Board of Directors in 2004

The Board convened 8 times in the course of 2004. The directors' attendance rate was 93%.

The principal questions addressed were as follows:

- Nomination of executive directors "mandataires sociaux";
- Adoption of a new organisation;
- Choice of a new Statutory Auditor submitted to the General Shareholders' Meeting;
- Introduction of an internal audit department by means of externalisation, following a call for tenders;
- Examination and closure of the accounts at 31st December 2003 and 30th June 2004, and of the quarterly sales figures;
- Situation with regard to social affairs, subsidiaries; budgets;
- Examination of important litigation;
- Authorisations granted to the Chairman and to the Executive Members with regard to pledges, securities and guarantees;
- Allocation of stock-option plans and adoption of the rules for these plans;
- Restructuring of bank financing;
- Launch of a convertible bond;
- Creation of a payments committee;
- Information for directors concerning their obligations with regard to share transactions.

At the Board Meeting of 1st April 2004, it was decided to draw up Rules and Regulations for the Board of Directors, designed to set out the functioning rules of the Board as well as the rights and duties of the directors.

The Board of Directors appointed Mr Eric Albrand CFO to the position of executive director "mandataire social" during its meeting of 7th October 2004. At its meeting of 23rd March 2005, the Board decided to appoint Mr Christophe Aulnette to the position of CEO. The group's Legal Manager was appointed Secretary to the Board.

In the course of the same session of 23rd March 2005, the Board decided to initiate the process of transforming the Company's articles of association, with a view to proposing an evolution towards a structure including a supervisory board and a management board to the next General Shareholders' Meeting. This project was submitted to the Works Council which issued a favourable opinion on 8th April 2005.

The Board of Directors placed no limits on the powers of the Chairman in his functions of CEO or on the powers of the executive directors "mandataires sociaux", other than those stipulated by the law.

6.1.1.3. Audit Committee

The Audit Committee consists of Mrs Guylaine Saucier (Chairwoman) and Messrs Jean-Louis Andreu and Yann Duchesne.

The Audit Committee's missions are to assist the Board of Directors in the fields of accounting policy, reporting and internal audit, external audit and financial communication, as well as in the sphere of risk management. In this connection, the Committee:

- Examines the hypotheses adopted for the settlement of accounts, studies the half-year and annual financial statements and the annual consolidated accounts prior to their examination by the Board. The Committee regularly checks the company's financial situation, cash situation and commitments; particular attention will be paid to the impact of changes in accounting methods, information concerning regulatory conventions, provision policy and the trend in results from one period to another, and in informing the Board of any failure to respect these rules;
- Reviews and checks the relevance of the Group's accounting policy and recommends appropriate modifications;
- Evaluates the Group's internal audit systems and makes recommendations on the internal audit organisation and missions;
- Receives and analyses all relevant audit documents relating to the situation of Altran Technologies and its subsidiaries, and the answers given by the management;
- Recommends the choice of Statutory Auditors to the Board of Directors with a view to their nomination by the General Shareholders' Meeting; analyses and gives an opinion on the definition of the mission, fees, scope and timetable of the Statutory Auditors; analyses and issues a recommendation on services linked to the audit and on missions outside the scope of the statutory audit carried out by the Statutory Auditors, taking into account the possible impact of such missions on the independence of the Statutory Auditors together with the recommendations made by the said Statutory Auditors and follow-up of these recommendations;
- Reviews the Group's financial communications on the half-year and annual accounts, the quarterly turnover figures and any other communication of a financial nature;
- Analyses any litigation, including tax dispute, liable to have a significant impact on the accounts of the company and/or group, or on the financial situation;
- Examines risk exposure and the Group's significant off-balance sheet commitments, off-balance sheet commitments linked to everyday activity, description of complex commitments, analysis of significant commitments and other contractual obligations, description of payability risks of financial debts (so-called "default" clauses) in the event of unfavourable development;
- Examines the legal, industrial and market risks linked to the Group's activities as well as the market risks (rates, exchange, shares);
- Examines the procedure for ensuring that stock market regulations are respected.

The rules of procedure of the Audit Committee were adopted by the Board of Directors on 7th October 2003.

The Audit Committee convened eight times in 2004 to analyse the following principal subjects:

- Examination of the 2003 annual accounts and the 2004 half-year accounts;
- Review of the quarterly sales figures before publication;
- Examination of the Company's financial communication (press communiqués, presentations for analysts, annual report, reference document);
- Call for tenders for the choice of new statutory auditors leading to the nomination of Deloitte as group co-auditor during the General Shareholders' Meeting of June 2004;
- Call for tenders for the externalisation of the internal audit function leading to the nomination of Price Waterhouse Coopers;
- Organisation of internal audit work (review of risk cartography, definition of a long-term internal audit plan);
- Follow-up of internal audit improvement work (development of the new internal audit tool, deployment of procedures);
- Follow-up of preparatory work for the passage to IFRS standards.

The Audit Committee was apprised of this report in the course of its meeting of 14th April 2005.

At the start of each of its meetings, the Audit Committee convenes with the Statutory Auditors separately from the general management.

6.1.1.4. Payments Committee

The Payments Committee is made up of the independent directors and the Chairman of the Board of Directors. It convened for the first time on 29th June 2004 and examined the stock-option allocation plan. In February and then March 2005, it examined the principles governing the remuneration of the executive directors of perimeters, and determined the remuneration of the executive directors and the other members of the Strategic Committee.

6.1.2. General principles of internal organisation

Under the chairmanship of Mr Alexis Kniazeff, a Strategic Committee has gradually assumed the attributions of the Executive Committee and is responsible for the collegial management of the Group. In addition to the chairman, this Committee comprises the executive directors, the regional managers and the Chief International Development Officer (CIDO).

A Chief International Development Officer has been appointed. He is responsible at group level for a multidisciplinary unit invested with an advice and assistance role. He intervenes selectively in the subsidiary entities.

As from January 2004, the Group's operational structure has been organised into three regions:

- France;
- North Region (Germany, Austria, Switzerland, Sweden, Benelux, Great Britain, North America and Asia);
- South Region (Italy, Spain, Portugal, Brazil).

Each of these three regions comprises a certain number of perimeters. An Operational Committee and an Organisational Committee have been set up for each region.

6.1.3. Structuring of transverse departments

6.1.3.1. Central departments

Various measures have resulted in the setting up or reinforcement of the Group's central transverse departments.

The Group's financial management has progressively been provided with extensive means:

- The Management Control Department is in charge of reporting and Group financial control. It heads a network of management controllers (Financial Managers) both inside and outside France. It is in particular responsible for ensuring the correct application of the Group's directives and the reliability of the financial information collected from below. The Department's teams assist the regional and perimeter managers, but as they are responsible to the Group's CFO they are entirely independent with regard to the entities of their region or perimeter;
- The Group Treasury Department centralises the Group's liquid assets while monitoring the optimum use of cash and the correct application of Group directives concerning cash by the subsidiary entities;
- A Tax Department has been set up in order to extend the field of tax integration in each country, to implement a strategy to optimise the Group's tax position and to handle the principal legal disputes.

The Group's Legal Department helps the subsidiaries in the follow-up of preventing or resolving any major legal risks they may encounter. It coordinates the management of the legal life of the Group's companies. Local legal representatives are gradually being introduced into the perimeters.

6.1.3.2. Concerning the regions and perimeters

- As far as the regions are concerned, particularly France, transverse department managers have been appointed (marketing, recruitment, finance, administrative and accounts management) in order to decentralise and improve controls and performance;
- At country level, administrative and accounts platforms are gradually being introduced. They are operational in France, Germany, Belgium, Spain, Portugal and the United Kingdom, and are in the course of development in Switzerland and Italy.

6.2 Reinforcement of the internal audit mechanism and the accounting and financial information system

When properly designed and applied, the internal audit system should prevent and control risks resulting from the activity of the Group's entities as well as the risks of error and fraud, particularly of an accounting and financial nature. The system contributes to the transparency of the organisation, to the protection of the Group's assets, and to the improvement of performance and cost control.

However, as with all systems of control, it cannot absolutely guarantee the total elimination of such risks.

In order to develop the internal audit of the Altran Group, structures were put in place during the course of 2003, and work was undertaken in order to define the rules of internal audit and to standardise and reinforce the security of the information systems directly linked to accounting and financial information.

These measures are applicable to all the companies forming part of the Group's consolidation schedule.

6.2.1. Measures taken with a view to strengthening internal auditing

6.2.1.1. Creation of an Internal Audit Department

An Internal Audit Department was created in 2004. At the recommendation of the Audit Committee, the Board of Directors decided to externalise this function. Following a call for tenders, the function was entrusted to Price Waterhouse Coopers.

By outsourcing this function the Group benefits from the experience and methodological tools of the selected firm, and at the same time makes the function more independent. It also ensures the homogeneity of methods and provides access to adequate resources within each of the Group's sites depending on the subjects to be addressed and Group priorities.

The Internal Audit Department reports to the Chairman and to the Audit Committee. It carries out its missions within the framework of an internal audit charter whose terms have been approved by the Audit Committee. A list of the Group's risks has been drawn up, based on a series of meetings with the principal operational and functional managers. This list enables the Group to identify and prioritise the risks and to distinguish the total risk and the degree to which it is controlled by the internal audit systems. A long-term audit plan has been presented and approved by the Audit Committee with the aim of providing total cover of all the Group's entities over a three-year audit cycle.

The first internal audit missions were initiated in the last quarter of 2004. The management of the Internal Audit Department meets the Strategic Committee once a month in order to adapt their missions as closely as possible to the Group's operational needs.

6.2.1.2. Implementation of framework internal audit procedures

The Group has continued to elaborate and deploy procedures designed to strengthen internal audit, standardise practices within the Group and optimise its functioning.

The work is spearheaded by a steering committee consisting of the CFO, regional directors and the Group Legal Manager. The Steering Committee is responsible for validating the framework procedures and for applying them throughout the Group's entities in the course of 2004.

As part of a risk evaluation, the subjects of the framework procedures have been defined by this committee.

The priorities are all directly or indirectly concerned with the elaboration and treatment of financial and accounting information. They have been grouped within a first batch which includes the following procedures:

- "Closing of the accounts": rules guaranteeing the reliability and sincerity of the account statements, particularly on the recognition of revenue;
- "Management of bank accounts": opening of accounts, signature authorisations, reconciliation and control of bank accounts;
- "Cash management": rules concerning the centralisation of cash management, control of working capital requirements;
- "Management of financial and off-balance sheet commitments": rules and controls for monitoring these commitments; forbidden operations and operations subject to authorisation;
- "Management and follow-up of price complements" in the case of acquisition of subsidiaries: rules and controls guaranteeing the proper management of the price complements paid and the follow-up of acquisition contracts.

For the deployment of the procedures of this first batch, as of those in the other batches, auto-evaluation questionnaires are used for the purposes of drawing up action plans for each company.

With regard to the first batch, the deployment:

- has been carried out centrally for the price complements procedure;
- has been carried out in all the French companies as well as in the pilot companies (one per country except Brazil and Portugal);
- is in progress in the other companies of the North and South regions.

The objective is to ensure that all the procedures of the first batch are in conformity at the end of April 2005.

A second batch comprises procedures of a more organisational nature and covers the following subjects:

- "Legal organisation": rules and principles relating to the legal management of each subsidiary entity and the framework of relations with external consultants;
- "Management of risks and legal disputes": rules and principles allowing the subsidiary entities to manage litigation and disputes with the minimum legal security required by the Group;
- "Purchases and the management of suppliers": rules guaranteeing the correct functioning of purchasing and supplier relations, in the interest of the company;

- "Administrative and accounting management of the personnel";
- "Taxation";
- "Management of boards and periodical reviews" in order to organise (for France at this stage) the arrangements for the follow-up of subsidiaries by the shareholders' representatives.

The procedures for this second batch have been drawn up and approved by the Steering Committee. They are currently being introduced in France and are to be implemented in the pilot companies of the North and South regions over the course of the second quarter. The objective is to ensure that these companies are in conformity by the end of June 2005, prior to a deployment in all the subsidiaries over the second half of 2005.

A third batch of procedures covers the following subjects:

- "Contractual legal policy": rules and principles allowing the subsidiary entities to negotiate and conclude agreements with the minimum legal security required by the Group;
- "Management of sales and client follow-up": rules for guaranteeing the sales cycle and the proper working of client relations;
- "Recruitment, training and career management";
- "Security of access to sensitive information";
- "Acquisitions of subsidiaries".

The procedures contained in this third batch are in the process of being validated.

The efficient application of these procedures will be checked by the internal audit and the Statutory Auditors as part of their mission.

6.2.1.3. Implementation of a new reporting and consolidation tool

In 2004, the Group decided to acquire a new tool enabling it to meet the following requirements:

- Statutory consolidation;
- Management reporting;
- Passage to IFRS standards.

After a call for tenders, the Group chose to adopt a software package developed by Cartésis called "Magnitude", which is used in many large French groups.

This tool was deployed in September 2004, since when it has been used each month for the transmission of accounting data and operational reporting. It has also been used for the consolidation of the 2004 annual accounts.

Thanks to this new tool, the management concepts adopted within the Group have been redefined and unified. Such essential indicators as the follow-up of the numbers of consultants invoiced or otherwise have now been standardised are consolidated in a relevant way at Group level. The tools also make it easier to exploit the data transmitted each month from the subsidiaries.

The introduction of this tool has required training sessions for the accounting teams within the Group's subsidiaries. The sessions have also been used to improve the standardisation of accounting work in the various countries in which the Group is present.

In 2005, further developments are programmed in order to improve the tool's ergonomics and to facilitate its use at each level of management (region, perimeter, company). There will also be scope for further training of the local accounting teams in order to improve the quality of the source-information.

The Group took advantage of the gradual introduction of the Magnitude software package to overhaul and completely rewrite its accounting consolidation manual applicable to all the companies within the Group.

6.2.2. Work of the Statutory Auditors

The action of the parent company's Statutory Auditors was considerably reinforced over the 2004 financial year.

The General Shareholders' Meeting of June 2004 appointed Deloitte as co-auditor the Group alongside Ernst & Young.

Together with Mazars, these two auditors have been progressively appointed as Statutory Auditors throughout the consolidated subsidiaries. By the end of 2004 all the Group's entities were covered by these three firms. Thanks to this cover and the reduced number of persons involved in the subsidiaries, it has been possible to standardise the audits carried out throughout the Group and to facilitate the transmission of observations made during the on-site controls.

It was decided to maintain the principle of a review of turnover. This review is reflected in on-site quarterly audits covering subsidiaries more than 40% of turnover. This review culminates in a report which is submitted to the Audit Committee prior to any publication of the quarterly turnover.

In addition, in order to take into account the gradual emergence of the new internal audit mechanisms, the Statutory Auditors have introduced controls covering all the consolidated subsidiaries at the time of the annual closure of accounts and have opted for a substantive approach.

This work involves a large number of discussions with the financial management and the submission of a detailed report to the Audit Committee.

6.3 Post-closure events

The company was indicted on 6th April 2005 as part of an investigation initiated in January 2003 concerning the accounts for the 2001 financial year and the first half of 2002. Moreover, Mr Alexis Kniazeff has been subject to reinforced legal restrictions pending trial since 24th March 2005.

The management report gives a more detailed account of the situation with regard to the legal case.

Conclusion

Over the years 2003 and 2004 the Altran Group has substantially changed and strengthened the governance, audit and internal audit systems. The result has been:

- A greater control of risks;
- An improvement in the reliability of the information issued to the market on the Company's situation;
- A more efficient operational supervision of the Group.

Efforts in this direction will be pursued in 2005, with the continued unfurling of the procedures programme. With the support of the internal audit work, under the control of the Statutory Auditors and thanks to the vigilance of the Audit Committee, the Group intends to make continued and further improvements to its internal audit quality, as a means of securing the confidence and trust of its shareholders.

10th May 2005
Alexis Kniazeff
Chairman and CEO

10th May 2005
Eric Albrand
Acting CEO in charge of Finance

7 AGENDA OF THE ORDINARY SHAREHOLDERS' MEETING OF 29TH JUNE 2005 AND TEXTS OF THE RESOLUTIONS SUBMITTED TO THE APPROVAL OF THE SHAREHOLDERS' MEETING

7.1 Agenda

7.1.1. Extraordinary part

1. Modification of the Company's mode of management.
2. Complete rewriting of articles 1, 2 and 10 of the articles of association.
3. Various statutory modifications.
4. Renumbering of articles 16 to 20 of the old statutes and rewriting of the said statutes.
5. Authorisation to be granted to the Board of Directors to reduce the share capital by the cancellation of shares.
6. Delegation to the Board of Directors to increase the share capital by the issue of shares and transferable securities providing immediate or eventual access to the Company's capital, with maintenance of the preferential subscription right.
7. Delegation to the Board of Directors to increase the share capital by the issue of shares and transferable securities providing immediate or eventual access to the Company's capital, with suppression of the preferential subscription right.
8. Delegation to the Board of Directors to increase the share capital by incorporation of reserves, profits or premiums, or other items.
9. Authorisation to be granted to the Board of Directors to increase the number of shares to be issued in case of increase of capital with or without preferential subscription right, in application of the 6th, 7th and 8th Resolutions.
10. Authorisation to be granted to the Board of Directors to grant subscription options of the Company's shares.
11. Authorisation to be granted to the Board of Directors to allocate free shares of the Company.
12. Delegation to the Board of Directors of the necessary powers for issuing shares, securities or various transferable securities within the limit of 10% of the authorised capital in order to remunerate contributions in nature of capital or transferable securities giving access to the capital of third-party companies.
13. Authorisation to the Board of Directors to make reserved capital increases through the issue of shares or other securities giving access to the capital reserved to the members of a savings plan.
14. Powers for formalities.

7.1.2. Ordinary part

15. Nomination of a member of the Supervisory Board.
16. Nomination of a member of the Supervisory Board.
17. Nomination of a member of the Supervisory Board.
18. Nomination of a member of the Supervisory Board.
19. Nomination of a member of the Supervisory Board.
20. Nomination of a member of the Supervisory Board.
21. Approval of the reports and of the financial statements for the financial year 2004.
22. Approval of the reports and of the consolidated accounts for the financial year 2004.
23. Allocation of the net income for the financial year 2004.
24. Approval of the regulated conventions concluded by the Company and presented in the Auditors' Special Report.
25. Continuation of the term of office of a Statutory Auditor.
26. Nomination of a Statutory Auditor in replacement of a resigning Statutory Auditor.
27. Replacement of one of the Deputy Auditors in replacement of a resigning Deputy Auditor.
28. Authorisation to the Board of Directors for the Company to buy its own shares.
29. Authorisation for the Board of Directors to issue bonds and similar securities or other securities granting the same lien to the company.
30. Determination of directors' fees.
31. Powers for formalities.

7.2 Text of the resolutions falling under the competence of the Extraordinary and Ordinary General Meeting

7.2.1. Text of the resolutions falling under the competence of the Extraordinary General Meeting

FIRST RESOLUTION

(This resolution concerns the modification of the Company's management mode)

The General Meeting, ruling on the quorum and majority conditions stipulated for Extraordinary General Meetings, having familiarised itself with the Report of the Board of Directors, decides to modify as of this day the Company's management mode which is to be subject to articles L. 225-57 to L. 225-93 concerning public limited companies with Board of Directors and Supervisory Board.

SECOND RESOLUTION

(This resolution concerns the complete rewriting of articles 1, 2 and 10 of the articles of association)

The General Meeting, ruling on the quorum and majority conditions stipulated for Extraordinary General Meetings, having familiarised itself with the Report of the Board of Directors, decides to completely rewrite articles 1, 2 and 10 which will henceforth be drafted as follows:

ARTICLE 1 - FORM

Following private agreement in Paris dated 14 February 1970, recorded in Paris 8th arrondissement, RPI ROULE, on 17 February 1970, Bord. N1/2102, Case 2, a PUBLIC LIMITED COMPANY has been constituted.

By decision of the Mixed General Shareholders' Meeting of 29th June 2005, the Company has been transformed into a public limited company with Board of Directors and Supervisory Board. The Company is governed by the legal and regulatory provisions currently in force and by these statutes.

ARTICLE 2 - CORPORATE NAME

The Company's corporate name **ALTRAN TECHNOLOGIES** or **ALTRAN** for short.

In all the deeds, letters, invoices, announcements, publications and other documents of any kind, emanating from the Company and intended for third parties, the corporate name must always be preceded by the wording "Public Limited Company with Board of Directors and Supervisory Board", the statement of the capital, the address of its head office and the registration number allocated to it.

ARTICLE 10 - PAYING UP OF SHARES

The amount of the shares issued during the constitution or the increase of the capital and to be paid up in cash, is due in accordance with the conditions laid down by the Board of Directors.

The subscribers and shareholders are informed of the calls for capital at least two weeks before the date fixed for each payment, by separate registered letter.

Any late payment of the sums due on the unpaid up amount of the shares will automatically give rise, without the need to respect whatsoever formality, to the payment of interest at the annual rate of 6%, day for day, as from the due date, without prejudice to any personal action that the Company may take against the defaulting shareholder and measures of execution specified by the law.

THIRD RESOLUTION

(This resolution concerns various statutory modifications)

The General Meeting, ruling on the quorum and majority conditions stipulated for Extraordinary General Meetings, having familiarised itself with the Report of the Board of Directors, decides, as a consequence of the adoption of the first resolution, to remove purely and simply articles 11 to 15 of the old statutes, to replace them by articles 11 to 18, and to renumber articles 16 to 20 of the old statutes which become articles 19 to 23 in the new text of the statutes:

Articles 11 to 15 are purely and simply abolished and replaced by the following articles:

ARTICLE 11 - BOARD OF DIRECTORS - COMPOSITION

The Company is managed by a Board of Directors exercising its functions under the control of a Supervisory Board.

The Board of Directors consists of a minimum of two members and a maximum of seven members nominated by the Supervisory Board. The members of the Board of Directors must be physical persons and may be chosen from outside the shareholders.

ARTICLE 12 - DURATION OF FUNCTIONS - REMUNERATION

12.1. Nomination

The Board of Directors is nominated for a duration of two years.

In case of vacancy caused by death, resignation or dismissal, the Supervisory Board will be bound, within a period of two months as from the vacancy, to provide a replacement for the vacant post for the time remaining until the Board of Directors is renewed.

No member of the Board of Directors may be a member of the Supervisory Board.

All members of the Board of Directors are entitled to stand again.

In accepting and exercising the mandate, each member of the Board of Directors agrees to state, at any time, that he/she satisfies the conditions and obligations required by the laws currently in force, particularly with regard to the plurality of offices.

A person may not be nominated to the Board of Directors if he/she is over 70 years old. If, in the course of his/her mandate, a member of the Board of Directors reaches the age of 70, his/her functions will automatically cease at the anniversary date of his/her 70 years, unless the Supervisory Board agrees to allow the mandate to run its course. The Supervisory Board shall provide a replacement at the anniversary date of his/her 70 years or upon expiry of the mandate.

12.2. Dismissal

Any member of the Board of Directors may be dismissed by the General Meeting or by the Supervisory Board. If the dismissal is decided without just cause, it may give rise to the payment of damages. In cases where the person concerned has concluded a work contract with the Company, the revocation of his/her functions as member of the Board of Directors does not put an end to this contract.

12.3. Resignation

The members of the Board of Directors are free to resign provided that this resignation is not submitted with the intention of harming the Company. The resigning member of the Board of Directors must notify the Chairman of the Board of Directors and the Chairman of the Supervisory Board of his/her decision.

12.4. Remuneration

The Supervisory Board fixes the method and amount of the remuneration of each member of the Board of Directors.

ARTICLE 13 - ORGANISATION AND FUNCTIONING OF THE BOARD OF DIRECTORS

The Supervisory Board confers the quality of Chairman on one of the members of the Board of Directors. The Chairman of the Board of Directors will represent the Company in its dealings with third parties.

a) The Supervisory Board may attribute this same power of representation to one or more members of the Board of Directors which said member or members then carries or carry the title of managing director.

b) The members of the Board of Directors may, if appropriate, divide the management tasks among themselves subject to the prior authorisation of the Supervisory Board. However, this division may not in any circumstances dispense the Board of Directors from convening and deliberating on questions relating to the management of the Company, nor may have the effect of removing from the Board of Directors its character of an organ collegially carrying out the management of the Company.

c) The members of the Board of Directors are convoked by the Chairman to the head office or to any other place specified by the person issuing the convocation; they may be convened by any means (including fax or e-mail). Each member of the Board of Directors has the right to convoke the Board of Directors under the same conditions as the Chairman. The Board meetings, which can be held using any means (particularly videoconference or audioconference), are chaired by the Chairman or, in the Chairman's absence, by a member chosen by the Board of Directors at the beginning of the session.

With regard to the validity of the deliberations, if the Board of Directors consists of two members only, both members shall be physically present, or present by videoconference or audioconference, and the decision will be taken unanimously; if the Board of Directors consists of more than two members, at least half the members of the Board of Directors must be present or represented.

In the case of a Board of Directors with more than two members, decisions are taken on a simple majority of the members present, the Chairman of the Board of Directors having the casting vote.

d) An attendance registry is signed by the members of the Board of Directors participating in each Board meeting. Minutes are drafted for each session, detailing the names of the members of the Board of Directors present, excused or absent. It records the presence or the absence of the persons convoked to the Board meeting by virtue of a legal provision, and of the presence of any other person attending all or part of the meeting. Where appropriate, the minutes record the obligation of discretion incumbent on the persons attending the meeting as a result of the Chairman's declaration, which is also mentioned.

The minutes are signed by the members of the Board of Directors attending the session or by the Chairman and the secretary.

The minutes are kept and drafted according to the conditions stipulated by the regulatory texts currently in force.

Copies or extracts of the minutes of the deliberations are certified for validation by the Chairman of the Board of Directors or the secretary.

In the course of liquidation, these copies or extracts of the minutes are certified for validation by a single liquidator.

ARTICLE 14 - POWERS AND OBLIGATIONS OF THE BOARD OF DIRECTORS

14.1. Powers of the Board of Directors

The Board of Directors is vested with the broadest powers to act in all circumstances in the name of the Company. He exercises these powers within the limits of the corporate purpose and subject to those powers expressly attributed by the law and these statutes to the Supervisory Board and the shareholders' meetings.

However, as an internal measure not prejudicial to third parties, it is expressly stipulated that the Board of Directors must obtain the prior approval of the Supervisory Board ruling under the majority conditions laid down by Article 16-4 of these statutes, when it rules on the following questions:

- All increases or reductions in authorised capital, above an amount to be defined by the Supervisory Board;
- All operations giving access to the capital other than an increase of capital, above an amount to be defined by the Supervisory Board;
- All operations of issue of transferable securities, other than an increase of capital, above an amount to be defined by the Supervisory Board, with the exception of securitisation operations;
- Determination of the global budget and the general principles for the allocation of share options or free shares, it being understood that the designation of beneficiaries and the determination of the number of share options or free shares allocated will be the responsibility of the Board of Directors. However, the allocation of share options or free shares to the benefit of the members of the Board of Directors shall be subject to the prior approval of the Supervisory Board;
- Any acquisition or transfer operation by the Company or one of its subsidiaries, by any means, of an activity or company, above an amount to be defined by the Supervisory Board, with the exception of acquisition or transfer operations between Altran and one or more of its subsidiaries;
- Any operation leading the Company to lose control, in the sense of Article L. 233-3 of the Commercial Code, and/or of the effective management, of a controlled company with a net book value greater than an amount to be defined by the Supervisory Board;
- Any merger or transfer operation of the Company, whether total or partial;
- Any modification of the Company's object or form;
- Any transfer of the Company's fixed or financial assets, above an amount to be defined by the Supervisory Board;
- Any loan by the Company in excess of an amount to be defined by the Supervisory Board, excluding securitisation and factoring operations;
- Any major operation such as to substantially modify the financial structure of the Company and the group controlled by it.

The Board of Directors will have the right to submit to the Supervisory Board any operation concerning the drawing up or termination of industrial or commercial agreements engaging the Company's future with any other company having an object which is similar or related to that of the Company.

The Board of Directors has the right to delegate that part of its powers that it deems useful.

In its relations with third parties, the Company is bound even by those acts of the Board of Directors which are not part of the Company's object, unless it proves that the third party knew that the act in question exceeded this object, or that it could not have been unaware of the fact in view of the circumstances, it being specified that publication of the statutes on its own does not constitute sufficient proof.

14.2. Obligations of the Board of Directors

The Board of Directors submits to the Supervisory Board a quarterly report on the state of the Company's business and on future prospects.

The Board of Directors submits to the Supervisory Board the Company's budget and the group's consolidated budget prior to their definitive adoption, as well as its major strategic options under the same conditions.

After the closure of each financial year, and within a period of three months, the Board of Directors submits the annual accounts to the Supervisory Board for the purposes of verification and audit, together with its report to the Shareholders Annual General Meeting.

ARTICLE 15 - COMPOSITION OF THE SUPERVISORY BOARD

The Supervisory Board consists of a minimum of three members and a maximum of eighteen members.

15.1. Nomination of the members of the Supervisory Board

The members of the Supervisory Board, physical or moral persons, are elected by the Shareholders' Ordinary General Meeting, on a simple majority, for a period of 4 years. They are entitled to stand for election again.

In the case of merger or split, nominations may be made by the Extraordinary General Meeting.

Any physical or moral person may be elected a member of the Supervisory Board as long as they possess at least one Company share.

If, on the day of his/her nomination, a member of the Supervisory Board does not own the required number of shares, or if, in the course of his/her mandate, he/she ceases to own such shares, he/she is automatically deemed to have resigned if he/she has not rectified the situation within three months.

The number of members of the Supervisory Board or permanent representatives of moral persons aged over 75 years may not exceed a third of the members of the Supervisory Board in office, any nomination to the contrary being null and void. When this proportion is exceeded, the oldest member of the Supervisory Board is automatically deemed to have resigned.

Access to the functions of member of the Supervisory Board is subject to the conditions governing plurality of office laid down by the law. This access is prohibited to the members of the Board of Directors and to former or present auditors as well as their parents and relatives.

When a moral person is nominated to the functions of member of the Supervisory Board, this person is required to appoint a permanent representative who is subject to the same conditions and obligations and who incurs the same civil and penal responsibilities as if it were a member of the Board in its own name, without prejudice to the joint responsibility of the physical persons who are members of the Supervisory Board.

When the moral person revokes its permanent representative, it is bound at the same time to provide a replacement. The mandate of the permanent representative appointed by a moral person nominated to the Supervisory Board is given for the duration of the said moral person's mandate. If the moral person revokes its permanent representative, it is bound to notify the Company forthwith, by registered letter, of this revocation and of the identity of its new permanent representative. The same applies in the case of the permanent representative's death or resignation.

The appointment of the representative and the suspension of his/her mandate are subject to the same publicity formalities as if he/she were a member of the Supervisory Board in his/her own right.

Members of the Supervisory Board may possess a work contract corresponding to an actual employment provided that the number of such members does not exceed one third of the members of the Supervisory Board.

15.2. Resignation - Vacancy

When a member of the Supervisory Board resigns or dies in the course of his/her mandate, he/she may be replaced by co-option under the conditions stipulated by law.

The nominations made by the Board, by virtue of these terms, are subject to ratification by the next Ordinary General Meeting. In the absence of ratification, the decisions taken and the acts accomplished previously by the Board nevertheless remain valid.

When the number of the members of the Supervisory Board falls below three, the Board of Directors must immediately convoke the Ordinary General Meeting in order to make up the numbers of the Supervisory Board.

15.3. Dismissal

The members of the Supervisory Board may be dismissed by the Shareholders' Ordinary General Meeting at any time, without notice or compensation.

ARTICLE 16 - ORGANISATION AND FUNCTIONING OF THE SUPERVISORY BOARD

16.1. Chairmanship and Vice-Chairmanship

The Board elects from among its members a Chairman and a Vice-Chairman and determines the amount of their remuneration.

The Chairman and the Vice-Chairman must be physical persons. They are nominated for the duration of their mandate to the Supervisory Board. They may always stand for re-election.

The Chairman and the Vice-Chairman may exercise their functions for a period fixed by the Supervisory Board, without this duration exceeding, should the case arise, the duration of their mandate as members of the Supervisory Board or in any circumstances the date of the Ordinary General Meeting ruling on the accounts of the financial year during which they reach the age of 75 years.

The Chairman, or in his absence the Vice-Chairman, is responsible for convoking the Board and directing the debates.

16.2. Secretary

The Supervisory Board chooses, from among its members or from outside, a secretary who constitutes the executive board together with the Chairman and the Vice-Chairman and whose mission is to keep the Board's registries and documents and to keep them updated.

16.3. Board meetings

The Chairman, or in his absence the Vice-Chairman, convenes the Supervisory Board at the head office or any other place specified in the notice of convocation, as often as necessary and at least once every quarter, in the two weeks following the submission of the Board of Directors periodical report.

A member of the Board of Directors or a third at least of the Supervisory Board may submit to the Chairman of the Supervisory Board a justifiable request for the convocation of the Supervisory Board.

The convocation of the members of the Supervisory Board is made in writing or by all other means and must be accompanied by the agenda. In the case of periodical meetings at fixed dates, such meetings may be established at the beginning of each year by means of a timetable drawn by the Supervisory Board and recorded in the minutes establishing them.

The Chairman, or failing that, the Vice-Chairman, must convoke the Board to a meeting whose date may not be later than 2 weeks after receipt of the request in cases when at least one member of the Board of Directors or at least one third of the members of the Supervisory Board submit a justifiable request to this effect.

If the request remains unanswered, its authors may themselves issue the convocation, detailing the agenda for the session.

16.4. Quorum - Majority

The members of the Supervisory Board may participate and vote in Board meetings by means of videoconference and audioconference such as determined by decree in Council of State. However, this process is not applicable in the case of adoption of the decisions specified in articles L. 225-59, L. 225-61 and L. 225-81 of the Commercial Code.

Subject to the terms of the previous paragraph, the effective presence of at least half of the members of the Supervisory Board is necessary in order to validate the deliberations.

The meetings of the Supervisory Board are chaired by the Chairman or, in case of absence or unforeseen difficulty, by the Vice-Chairman, or failing that by any person appointed by the Supervisory Board.

The decisions are taken on the majority of the votes of the members present or represented, or attending by videoconference or audioconference means, subject to the reserves specified in the first paragraph.

In the case of equal division of votes, the Chairman of the session shall have the casting vote.

When an operation requiring the authorisation of the Supervisory Board is refused by the Board, the Board of Directors may submit the dispute to the Shareholders' General Meeting which decides on the future of the project.

The Supervisory Board may decide to create one or more committees or commissions, in particular Company strategic committees, audit committees and remunerations committees, whose members will be chosen from within the Supervisory Board.

The members of the Company's executive management may attend the meetings of the Supervisory Board, on a consultative basis, when invited by the Chairman.

The members of the Supervisory Board as well as any other person attending the Board meetings are bound to discretion with respect to the Board's deliberations and to information of a confidential nature or presented as such by the Chairman.

16.5. Representation

Any member of the Supervisory Board may authorise another member of the Supervisory Board, by letter or by fax, to represent him/her at a session of the Board.

Each member of the Supervisory Board may receive only one authorisation, by virtue of the previous paragraph, within the same session.

These terms are applicable to the permanent representative of a moral person, member of the Supervisory Board.

16.6. Minutes of the deliberations

An attendance registry is signed by the members of the Supervisory Board participating in each Board meeting. Minutes are drafted for each session, detailing the names of the members of the Supervisory Board present, excused or absent. It records the presence or the absence of the persons convoked to the Board meeting by virtue of a legal provision, and of the presence of any other person attending all or part of the meeting. Where appropriate, the minutes record the obligation of discretion incumbent on the persons attending the meeting as a result of the Chairman's declaration, which is also mentioned.

The minutes are signed by the members of the Supervisory Board attending the session or by the Chairman and a member of the Board.

The minutes are kept and drafted according to the conditions stipulated by the regulatory texts currently in force.

Copies or extracts of the minutes of the deliberations are certified for validation by the Chairman of the Supervisory Board, the Vice-Chairman or the secretary.

In the course of liquidation of the Company, these copies or extracts of the minutes are certified for validation by a single liquidator.

ARTICLE 17 - POWERS OF THE SUPERVISORY BOARD

The Supervisory Board exercises permanent control by all appropriate means of the management carried out by the Board of Directors.

The Supervisory Board submits to the General Meeting its observations on the Board of Directors' report and on the accounts of the financial year.

At any time of the year, and in application of its obligations, the Board carries out such checks and audits as it deems appropriate, and may demand the communication of documents deemed useful for the purposes of its mission.

The Supervisory Board nominates the members of the Board of Directors, fixes their remuneration, nominates the Chairman of the Board of Directors, and, if appropriate, appoints one or more Managing Directors from among the members of the Board of Directors. If necessary, the Supervisory Board sees to it that there is a succession plan to the functions of the Chairman of the Board of Directors, the Managing Director or Managing Directors.

The Supervisory Board receives a report from the Board of Directors on the state of the Company's business, whenever it deems necessary and at least one a quarter.

It receives an annual report from the Board of Directors on the ethical principles applicable within the Company and on their implementation.

It checks and audits the financial statements drawn up by the Board of Directors and submitted by said Board within three months of the closure of the financial year, accompanied by a written report on the Company's situation and its activity over the past financial year.

It submits its observations on the Board of Directors' report and on the accounts of the financial year to the General Meeting called upon to rule on the financial statements.

It may, if necessary, convoke the Shareholders' General Meeting and draw up its agenda.

It decides the transfer of the head office within the same geographical department or to a bordering department, subject to ratification by the next Ordinary General Meeting.

It gives prior authorisation to the conventions projected between the Company and a member of the Supervisory Board or the Board of Directors and equivalent conventions, in compliance with Article L. 225-86 of the Commercial Code.

It gives prior authorisation to the transfer of assets in kind, and the total or partial transfer of investments and the constitution of sureties on the Company's assets; it may, within the limit of the amount fixed by itself for each of the aforementioned operations, authorise the Board of Directors to carry out such operations; when an operation exceeds the amount thus fixed, the Supervisory Board's authorisation is required in each case.

It gives prior authorisation for performance bonds and guarantees in favour of third parties. It may fix, for a maximum period of one year, a global amount or an amount by engagement within which an authorisation is not required.

ARTICLE 18 - REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD

The General Meeting may allocate a fixed annual sum to the members of the Supervisory Board, in remuneration for their activity and as directors' fees; this fixed annual sum is determined by the Meeting without being bound by previous decisions. The amount of this sum is recorded under operating expenses.

The Supervisory Board divides freely among its members the global sums allocated in the form of directors' fees. It can allocate a larger proportion to those members of the Supervisory Board who are also members of the special commissions or committees.

The Supervisory Board can allocate special remunerations for the missions or mandates entrusted to members of the Board; in this case, these remunerations, recorded under operating expenses, are submitted to the special procedure concerning regulated agreements.

No remuneration, permanent or otherwise, other than those listed above, may be paid to the members of the Supervisory Board. However, the Supervisory Board may authorise the reimbursement of travel and living expenses and other costs reasonably incurred by its members in the Company's interest.

FOURTH RESOLUTION

(This resolution concerns the renumbering of articles 16 to 20 of the old statutes and the rewording of the said articles)

The General Meeting also decides that articles 16 to 20 of the old statutes will be re-numbered from 19 to 23 in the new text of the statutes, and will be reworded as follows in order to take account of the Company's new management mode adopted in the first resolution:

ARTICLE 20 - SHAREHOLDERS' MEETINGS

The group of words "Board of Directors or Board" is replaced by "Board of Directors".

The group of words "Chairman of the Board of Directors" is replaced by "Chairman of the Supervisory Board".

The word "director" is replaced by "Member of the Supervisory Board".

The word "Acting Managing Director" is replaced by the group of words "Member of the Board of Directors".

ARTICLE 21 - FINANCIAL STATEMENTS

The group of words "Board of Directors" is replaced by the group of words "The Board of Directors".

FIFTH RESOLUTION

(This resolution concerns the authorisation to be granted to the Board of Directors to reduce the share capital by the cancellation of shares)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and with the Special Report by the Auditors, and subject to the adoption of the first resolution by this Meeting, authorises the Board of Directors, pursuant to article L. 225-209 of the Code of Commerce, to cancel, on the basis of its decisions alone, all at once or in instalments, for each period of twenty-four (24) months starting from the time of this Meeting within the maximum limit of ten percent (10%) of the amount of the capital, subject to the cancellations already made, the shares acquired or which might be acquired by the Company, and to proceed to an appropriate extent with a reduction of the share capital.

The Shareholders' Meeting grants full powers to the Board of Directors, with possibility of sub-delegation, for the purpose of carrying out all acts, formalities or declarations with a view to making final the capital reductions that might be put through by virtue of the present authorisation and for the purpose of modifying the Company's statutes.

This authorisation is given for a period of twenty-four (24) months counting from this Meeting, subject to, for the cases concerned by article 14.1 of the statutes, the prior agreement of the Supervisory Board. It cancels and replaces the authorisation given by the Combined Shareholders' Meeting of 28th June 2004.

SIXTH RESOLUTION

(This resolution concerns the delegation to the Board of Directors of the power to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company' capital, with maintenance of the preferential subscription right)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and with the Special Report of the Auditors, and pursuant to the provisions of the Code of Commerce, particularly to those laid down in its articles L. 225-129-2 and L. 228-92 of the Code of Commerce:

- delegates to the Board of Directors, for a period of twenty-six (26) months starting from the time of this Meeting, the powers required for the purpose of carrying out on the basis of its sole decisions, all at once or in instalments, in proportions and at times to be determined, both in France and abroad, the issue in euros or in foreign currencies, with maintenance of the preferential subscription right, of Company shares as well as of any securities of any nature whatsoever - including warrants of new shares (and/or where appropriate the allocation of existing shares) issued autonomously - offering access, immediately and/or eventually, at any time or at fixed date, to the Company's shares with or without premiums;
- decides that the maximum nominal amount of the increases of the share capital that may be made immediately and/or eventually by virtue of this delegation may be no more than fifteen (15) million euros, an amount to which shall be added, if appropriate, the nominal amount of the additional shares to be issued in order to preserve, pursuant to law, the rights of the holders of securities granting a right to shares pursuant to the applicable legal and regulatory provisions and, if appropriate, to contractual stipulations providing for other adjustments;
- also decides that the nominal amount of the debt securities giving access to the Company's capital that can be issued by virtue of the above-mentioned delegation may be no greater than fifteen (15) million euros or the equivalent of that amount in case of issue in a foreign currency, it being specified (i) that the said amount is independent of the amount of the bonds and of the other debt instruments that might be issued in application of the twenty-ninth resolution of the present meeting, and (ii) that the amount of the capital increases that might be put through by virtue of the said issues of securities representing claims shall be charged to the maximum nominal amount of fifteen (15) million euros mentioned above;
- decides that in case of a subscription offer, the shareholders shall benefit under the conditions laid down in law from a preferential subscription right to application to shares by

right with respect to the securities that may be issued by virtue of this delegation. In addition, the Board of Directors shall have the option of granting a right to the shareholders, under the conditions laid down in law, to subscribe to excess shares for a number of securities greater than the one for which they may apply by right, in proportion to the subscription rights in their possession, and in all cases within the limit of their application;

- decides that if the applications for shares by right and, if the case arises, the right to apply for excess shares have not absorbed the totality of the issue of shares or of securities as defined above, the Board of Directors shall be entitled to use one or the other of the following options:
  - to limit, if appropriate, the issue to the amount of subscriptions as long as that amount reaches at least three-quarters of the issue decided on,
  - to freely distribute all or part of the unsubscribed securities by right and, where appropriate, excess securities,
  - to offer to the public, on the French or international market, all or part of the securities not subscribed to;
- decides that the issue of subscription warrants for new shares (and/or, where appropriate, the allocation of existing shares) of the Company in application of article L. 228-95 of the Code of Commerce, may be carried out by subscription offer in the conditions stipulated above or by free allocation to the holders of the old shares. In the case of free allocation of subscription warrants for new shares (and/or, where appropriate, the allocation of existing shares), the Board may decide that the allocation rights of fractional shares will not be negotiable and that the corresponding warrants will be sold, the sums deriving from the sale being allocated to the holders of rights no later than thirty (30) days after the date on which all the allocated warrants are registered to their account;
- notes that the delegation mentioned entails by right to the benefit of the bearers of securities given term access to the authorised capital, it automatically involves renunciation by the shareholders of their preemptive right to the shares to which the aforementioned securities give entitlement;
- decides that the amount due or to become due to the Company for each of the shares issued within the framework of the above-mentioned delegation shall be at least equal to the par value of the shares;
- gives full powers to the Board of Directors, with an option for sub delegation to its Chairman and/or one of its members with the agreement of the Chairman, under the conditions laid down in law, to implement the present delegation, particularly to the following end:
  - to determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created,
  - to determine the prices and conditions of the issues, set the amounts to be issued, determine the date of rights to payments, even retroactive, of the securities to be issued, determine the procedure for paying up shares or other securities issued and, if the case arises, lay down the conditions regarding their repurchase on the market, the possibility of suspension of exercise of the allocation rights for the shares attached to the securities to be issued for a period that may not exceed three months, and lay down the procedures pursuant to which the rights of the holders of securities granting eventual access to the share capital shall be preserved, this in accordance with the legal and regulatory provisions. Furthermore the Board or by delegation its Chairman and/or one of its members with the agreement of the Chairman, shall be entitled to proceed, if appropriate, with any charging to the premium or premiums on shares, and particularly the charging of expenses resulting from realisation of the issues, and generally to take all useful steps and conclude any agreements to properly carry out the contemplated issues, to accomplish all necessary formalities for admission to trading on a regulated market in France and/or abroad of rights, shares, securities or warrants and to establish, where appropriate, the conditions of exercise, allocation, purchase, offer, exchange or repayment, to record the capital increase or increases resulting from any issue realised by use of the present delegation, and to modify the articles of incorporation as a result.

In the case of the issue of debt securities giving immediate or eventual access to a share of the Company capital, the Board of Directors shall hold full powers, with an option of sub delegation to the Chairman and/or one of its members with the agreement of the Chairman, in particular to decide on their nature as subordinated or otherwise, to determine their interest rate, their duration, the fixed or variable redemption price with or without premium, the procedures regarding redemption as a function of the market conditions, and the conditions under which the said security shall create a right to the Company's shares;

- decides that the present delegation voids any prior delegation relative to the immediate and/or eventual issue of Company share with maintenance of the preferential subscription right.

The authorisations and delegations specified in this resolution are granted subject to, in the cases referred to in Article 14.1 of the statutes, the prior agreement of the Supervisory Board.

SEVENTH RESOLUTION

(This resolution concerns the delegation to the Board of Directors of the power to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company' capital, with elimination of the preferential subscription right)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors and with the Special Report of the Auditors, and pursuant to the provisions of articles L. 225-129-2, L. 225-135, and L. 228-92 of the Code of Commerce:

- delegates to the Board of Directors the powers necessary for the purpose of carrying out, on the basis of its decisions alone, by way of raising funds from the public, all at once or in instalments, in proportions and at times to be determined, both in France and abroad, the issue in euros or in foreign currencies of the Company's shares as well as of any securities - subscription warrants for new shares (and/or, where appropriate, the allocation of existing shares) issued independently - of any nature whatsoever offering access, immediately and/or eventually, to the Company's shares;
- decides that the maximum nominal amount of the increases of the share capital that could be put through immediately and/or eventually by virtue of this delegation may not exceed fifteen (15) million euros, an amount to which shall be added, if appropriate, the par value of the additional shares to be issued to preserve, pursuant to law, the rights of the holders of securities creating a right to shares;
- decides that this maximum nominal amount that could be issued by virtue of this resolution shall be charged to the fifteen (15) million euro ceiling for capital increases fixed by the previous resolution;
- also decides that the nominal amount of the debt securities giving access to the Company's capital that can be issued by virtue of the above-mentioned delegation may be no greater than fifteen (15) million euros or the equivalent of that amount in case of issue in a foreign currency, it being specified (i) that the said amount is independent of the amount of the bonds and of the other debt instruments that might be issued in application of the twenty-ninth resolution of this meeting, and (ii) that the amount of the capital increases that might put through by virtue of the said issues of securities representing claims shall be charged to the maximum nominal amount of fifteen (15) million euros mentioned in the sixth resolution above;
- decides to remove the shareholders' preferential subscription right to the securities to be issued, it being understood that the Board of Directors shall be entitled to grant a priority subscription option to the shareholders with respect to all or part of the issue, during the period and on the terms it is to determine. The said priority right, which shall be non-negotiable, shall be exercised in proportion to the number of shares possessed by each shareholder. The said subscription period shall not give right to the creation of negotiable rights;
- notes that the above-mentioned delegation entails by right to the benefit of the holders of securities offering eventual access to Company's shares which might be issued, a waiver by the shareholders of their preferential subscription right to the shares to which the said securities create a right;
- decides to eliminate the shareholders' preferential subscription right to the shares issued by bond conversion or by the exercise of autonomous warrant;
- decides that the amount due or to become due to the Company for each of the shares issued within the framework of the above-mentioned delegation, after taking account, in case of issue of autonomous equity warrants, of the issue price of the said warrants, shall be at least equal to the minimum price fixed by law applicable at the time of recourse to this delegation, that is to say currently the weighted share price average over the last three stock market sessions on the Paris Euronext First Market, preceding its fixing, after deduction, if appropriate, of a maximum discount of five percent (5%), in compliance with the implementation decree of February 2005 (Article 156, modified, of the decree of 1967) concerning the ordinance of June 2004;
- decides that the Board of Directors may make use of this delegation, in whole or in part, in order to remunerate all securities contributed to a paper offer initiated by the Company, within the limits and under the conditions set by the law in force at the time when recourse is made to this resolution;
- gives full powers to the Board of Directors, with an option of sub delegation, under the conditions laid down in law at the time of recourse to such delegation, to implement this delegation, particularly for the purpose of determining the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, to determine the prices and conditions of the issues, to set the amounts to be issued, to determine the date of maturity, even retroactive, of the securities to be issued, to determine the procedure for paying up shares or other securities issued, and, if appropriate, to determine the conditions of their repurchase on the Market, to fix the parity of exchange with or without compensation, the possibility of suspension of exercise of the share allocation rights attached to the securities to be issued during a period that may not exceed three months, to determine the procedures pursuant to which preservation of the rights of the holders of securities offering eventual access to the share capital shall be preserved.

Furthermore the Board of Directors, or by delegation its Chairman and/or one of its members with the agreement of the Chairman, shall be entitled to proceed, if appropriate, with any charging to the premium or premiums on shares, and in particular charging the expenses resulting from realisation of the issues, and generally to take all useful steps and conclude any agreements in the interest of proper execution of the contemplated issues, carry out all formalities required for admission to a regulated market in France or abroad of rights, shares, securities or warrants created, and to fix, if appropriate, the conditions of allocation, purchase, offer, exchange or repayment, to recognise the capital increase or increases resulting from any issue carried by recourse to this delegation and to modify the articles of association in consequence.

In the case of the issue of debt securities, giving immediate or eventual access to a share of the Company's capital, the Board of Directors shall hold full powers, with an option of sub delegation in compliance with current regulations, in particular to decide on their subordinated nature or otherwise, to determine their interest rate, their duration, the fixed or variable redemption price with or without premium, the amortisation procedures in the light of the market conditions and the conditions under which the said securities shall create a right to the Company's shares;

- decides that this delegation voids any prior delegation relative to the immediate and/or eventual issue of Company shares with elimination of the preferential subscription right and an option for granting a priority right.

The authorisations and delegations thus granted to the Board of Directors are valid, as from this Meeting, for a duration of twenty-six (26) months subject to, for the cases referred to in Article 14.1 of the statutes, to the prior agreement of the Supervisory Board.

Eighth resolution

(This resolution concerns the delegation to the Board of Directors of the power to increase the share capital by incorporation of reserves, profits or premiums, or other items)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings pursuant to the provisions of article L. 225-129-2 of the Code of Commerce, having familiarised itself with the Report by the Board of Directors, authorises the Board of Directors to increase the share capital, on one or several occasions, at a time or times of its choosing, in proportions it deems fit, during a period of twenty-six (26) months starting from this very day, by issue of new ordinary shares to be paid by incorporation of reserves, profits or premiums on shares or by increasing the par value of the shares constituting the share capital, or by simultaneous use of these two procedures.

The maximum nominal amount of the share capital increases that could be made by virtue of this delegation may not exceed fifteen (15) million euros, this maximum amount being charged to the ceiling of the capital increases that could be carried out by virtue of the sixth resolution of this meeting.

The Shareholders' Meeting gives full powers to the Board of Directors, with the option of subdelegation to its Chairman and or/one of its members with the agreement of its Chairman, to implement this delegation, in order:

- to fix the methods, conditions and dates of the capital increases that could be carried out by virtue of this authorisation, and in particular to fix the amount and nature of the premiums to be incorporated in the capital, to fix the number of new shares to be issued or the amount by which the par value of the existing shares making up the share capital will be increased, to set the date, even retroactively, starting from which the new shares will reach maturity or that at which the increase of the par value will come into effect, take all necessary steps to protect the rights of the holders of securities giving right to the Company's existing shares on the day of the increase of capital and to make, where appropriate, all charges on the share premium or share premiums, particularly those concerning the costs incurred by the issue operations;
- to decide that, as an exception to the terms of article L. 225-14 of the Code of Commerce, in the case of increase of capital in the form of allocation of free shares, the fractional rights will not be negotiable and that the corresponding shares will be sold and the net proceeds from their sale will be allocated to the holders of these rights, in proportion to these said rights, at more than thirty days after all the new shares allocated are registered to their account;
- to take all necessary steps and conclude all agreements in order to secure the successful outcome of the operation or operations considered, and in general to do everything necessary to accomplish all acts and formalities in order to render definitive the capital increase or increases that may be realised by virtue of this delegation, and to modify the articles of association accordingly.

The Shareholders' Meeting decides that this delegation voids any prior delegation relative to the increase of capital by incorporation of reserve, profits, premiums or other sums whose capitalisation might be admitted, in particular the delegation granted by the Combined Shareholders' Meeting of 28th June 2004. The delegation is also granted subject to, for the cases referred to in Article 14.1 of the statutes, the prior agreement of the Supervisory Board.

NINTH RESOLUTION

(This resolution concerns the authorisation of the Board of Directors to increase the number of securities to be issued in case of capital increase with our without preferential subscription right, in application of the 6th, 7th and 8th resolutions)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and with the Special Report by the Auditors, authorises the Board of Directors, if it observes a surplus subscription demand during an increase of authorised capital decided in application of the sixth, seventh and eighth resolutions of this Meeting, to increase the number of securities in compliance with the terms of Article L. 225-135-1 of the Code of Commerce, within thirty days of the closure of the subscription, within the limit of fifteen (15) percent of the initial issue and at the same price as that adopted for the initial issue.

This delegation is granted for a duration of twenty-six (26) months as from this Meeting, subject to, for the cases referred to in Article 14.1 of the statutes, the prior agreement of the Supervisory Board.

TENTH RESOLUTION

(This resolution concerns the authorisation of the Board of Directors to grant subscription options of the Company's shares)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and a special report by the Auditors, authorises the Board of Directors, within the framework of the provisions of articles L. 225-177 et seq. of the Code of Commerce, to grant pursuant to law, all at once or in instalments, for a period of thirty-eight (38) months starting with this very day, to the benefit of the authorised agents and employees of Altran Technologies or companies linked to it in the meaning of the conditions set out in article L. 225-180 of the Code of Commerce, subscription options for acquisition of new Company shares to be issued, as a capital increase, within a limit of six percent (6%) of the share capital on the day on which the options are granted by the Board of Directors.

The price set for subscription to the shares by the beneficiaries shall be determined by the Board under the conditions and within the limits laid down in the legislation currently in force, without any discount.

The Shareholders' Meeting notes that this authorisation entails by right, to the beneficiaries' benefit, a waiver on the part of the shareholders of their preferential subscription right to the shares to be issued as subscription options are exercised.

The options granted shall be exercised within a maximum of eight years starting from the date on which they are granted, it being specified that the said period may be extended by any decision of an extraordinary meeting of the Company's shareholders.

If the Company realises, after allocation of the options, financial operations having an incidence on the capital, the Board of Directors shall adjust the price and the number of shares not yet taken up, in such a way that the total value of the current options remains constant for each beneficiary.

The Shareholders' Meeting consequently grants the Board of Directors full powers to implement this authorisation and in particular:

- to draw up the list of option beneficiaries and the number of options granted to each of them;
- to set out the details and conditions of the options, and in particular :
  - to determine the validity of the options, it being understood that the options shall be exercised within a maximum period of eight years,
  - to fix the date(s) or periods of exercise of the options, it being understood that the Board of Directors shall be entitled a) to anticipate the dates or periods of option exercise, b) maintain the exercisable character of the options or c) modify the dates or periods during which the shares obtained through the exercise of the options may not be transferred or presented to the bearer,
  - to provide for any clauses forbidding the immediate resale of all or part of the shares thus obtained by the exercise of the options, without the obligatory period for keeping the securities exceeding three years as from the exercise of the option,
  - if appropriate, to limit, suspend, restrict or forbid the exercise of the options, the transfer or presentation to the bearer of the shares obtained through the exercise of the options, during certain periods or counting from certain events, it being understood that such a decision may cover all or part of the options or shares and concern all or part of the beneficiaries,
  - to fix the maturity date, even retroactively, of the new shares resulting from the exercise of the options,
  - if appropriate, to adjust the number and price of the shares that may be obtained through the exercise of the options under the legal and regulatory conditions pertaining at the time;
- decides that the Board of Directors, with option of delegation to its Chairman and/or to one of the members of the Board of Directors with the agreement of the Chairman,

in accordance with legal provisions, shall also have full powers to carry out increases of capital up to the amount of the shares actually subscribed by the exercise of the subscription options, to make the necessary changes to the articles of association at its decision alone and, if it deems it opportune, to charge the costs of the capital increases to the amount of the premiums relating to these issues and to levy on this amount the sums required to bring the legal reserve to the tenth of the new capital after each increase, to carry out, if necessary, all necessary formalities for the listing of the securities thus issued, all declarations with all organisations, and to do everything that might otherwise be necessary.

These delegations and authorisations are granted subject to, for the cases referred to in Article 14.1 of the statutes, the prior agreement of the Supervisory Board.

ELEVENTH RESOLUTION

(This resolution concerns the authorisation of the Board of Directors to grant subscription options of the Company's shares)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and with the Special Report by the Auditors,

1. authorises the Board of Directors, in compliance with the terms of Article L. 225-197-1 et seq. of the Code of Commerce, to carry out, in one or more instalments, free allocations of the Company's ordinary shares, whether existing or to be issued, (to the exclusion of preference shares), in favour of the beneficiaries to be determined by the Board among the members of the personnel of the Company or of the companies or groups linked to it under the conditions stipulated in Article L. 225-197-2 of the said Code and the authorised agents specified in Article L. 225-197-1,II, according to the conditions defined below;
2. decides that the Board of Directors will determine the identity of the beneficiaries of the allocations and will determine the conditions and, where appropriate, the criteria for allocating the shares, it being understood that the principle and the methods of allocating free shares in favour of the members of the Board of Directors shall have been previously approved by the Supervisory Board;
3. decides that the total number of freely allocated shares may not lead to an increase of the authorised capital which, when accumulated with the increases which would result from the exercise of the options granted by the use of the tenth resolution, would exceed six percent (6%) of the authorised capital;
4. notes that the shares allocated definitively to their beneficiaries at the end of a period of acquisition and shall be kept by said beneficiaries. The minimum durations of the period of acquisition and of the obligation of conversation will not be less than those fixed by the Code of Commerce at the date of the Board of Directors' decision;
5. decides that the Board of Directors will have the right to fix the durations of the period of acquisition and the obligation of conservation under the conditions specified in paragraph 4 above;
6. authorises the Board of Directors, where appropriate, during the period of acquisition, to adjust the number of shares allocated freely in function of any operations on the capital of Altran Technologies so as to maintain the rights of the beneficiaries;
7. notes that in case of free allocation of shares to be issued, this authorisation results, at the end of the period of acquisition, in the increase of authorised capital by incorporation of reserves, profit or share issue premium, in favour of the beneficiaries of the said shares and correlative renunciation by the shareholders in favour of the allottees of the part of the reserves, profits and premiums thus incorporated;
8. fixes the validity of this authorisation at thirty-eight (38) months, as from the date of this Meeting;
9. decides that the Board of Directors will have full powers to fix, in the case of allocations of shares to be issued, the amount and nature of the reserves, profits and premiums to be incorporated in the capital, to constitute, in case of allocation of shares to be issued, the unavailable reserve by deduction on the profits, premiums or reserves items, to record any increase of capital made in execution of this authorisation, to modify the articles of association accordingly and in general to do whatever is necessary.

These delegations and authorisations are granted subject to, for the cases referred to in Article 14.1 of the statutes, the prior agreement of the Supervisory Board.

TWELFTH RESOLUTION

(This resolution concerns the delegation to the Board of Directors of the necessary powers for issuing shares, securities or various transferable securities within the limit of 10% of the authorised capital in order to remunerate contributions in kind of capital securities or transferable securities giving access to the capital of third-party companies)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors, in compliance with Article L. 225-147 of the Code of Commerce, the necessary powers for a capital increase within the limit of ten percent (10%) of the authorised capital by the issue of ordinary shares and any other transferable securities giving access to the Company's security, in order to remunerate contributions in kind granted to the Company and consisting of capital securities or transferable securities giving access to the capital of third-party companies, when the terms of Article L. 225-148 of the Code of Commerce are not applicable:

- decides that the nominal amount of the increase of the Company's authorised capital resulting from the issue of the securities defined in the paragraph above, may not exceed fifteen (15) million euros and will be attributed to the global amount referred to in the twenty-ninth resolution;
- decides to fix the duration of this delegation at twenty-six (26) months as from the date of this Meeting;
- Gives all powers to the Board of Directors, with option of subdelegation to its Chairman and or/one of its members with the agreement of its Chairman, to make these issues according to the conditions to be fixed by the Board, and in particular:
  - to fix the nature and the number of the ordinary shares and transferable securities to be created, their characteristics and the details of their issue,
  - to approve the evaluation of the contributions,
  - to charge all expenses, charges and rights of the capital increase on the related premiums and to deduct from this amount the sums required to bring the legal reserve to one tenth of the new authorised capital after each increase, it being possible to make any allocation decided by the Board of Directors of the Ordinary Shareholders' Meeting to the balance,
  - to modify the articles of association.

The Shareholders' Meeting stipulates that, in compliance with the law, the Board of Directors, in the event that it makes use of this delegation, rules on the report of one or more Auditors on contributions such as those mentioned in Article L. 245-147 of the Code of Commerce.

These delegations and authorisations are granted subject to, for the cases referred to in Article 14.1 of the statutes, the prior agreement of the Supervisory Board.

THIRTEENTH RESOLUTION

(This resolution authorises the Board of Directors to make reserved capital increases through the issue of shares or other securities giving access to the capital reserved to the members of a savings plan)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and the Special Report by the Auditors, and pursuant to the provisions of articles L. 225-129-2 and L. 225-129-6 of the Code of Commerce, and within the framework of the provisions of article L. 225-138-1 of said Code of Commerce and article L. 443-5 et seq. of the Labour Code:

- authorises the Board of Directors to increase the share capital all at once or in instalments, on the basis of its decisions alone, by a maximum amount of ten (10) million euros, within twenty-six (26) months of the day of this Shareholders' Meeting, through the issue of new shares or other securities giving access to the Company's capital reserved to members of a Company savings plan and to French or foreign companies linked to the Company under the conditions of article L. 225-180 of the Code of Commerce and article L. 444-3 of the Labour Code;
- decides to abolish, in favour of the members of a savings plan, the preferential right of the shareholders to the subscription of new shares or other securities giving access to the share capital issued in application of this resolution;
- decides, in application of Article L. 443-5 of the Labour Code, to fix the discount offered at twenty percent (20%) (or thirty percent (30%) depending on the case specified by the law) of the average of the first prices listed during the twenty stock exchange sessions preceding the date of the Board of Directors' decision fixing the subscription opening date. However, the Shareholders' Meeting expressly authorises the Board of Directors to reduce the above-mentioned discount, if it deems it opportune, in order in particular to limit the granted discount to fifteen percent (15%) of the Company's quoted share price on the day of the decision fixing the opening date of the subscriptions, within the legal and regulatory limits, in order to take into account, inter alia, locally applicable legal, accounting, tax and labour systems. The Board of Directors may also substitute all or part of the discount by the allocation of shares or other securities in application of the terms set out below;
- decides that the Board of Directors may allocate, free of charge, shares or other securities giving access to the Company's capital, it being understood that (i) the total advantage resulting from this allocation with regard to the topping-up or, if applicable, the discount on the subscription price may not exceed the legal or regulatory limits, and that (ii) the Company's shareholders renounce any right to the shares or other securities giving access to the capital issued by virtue of this resolution; and
- decides that the characteristics of the other securities giving access to the Company's capital shall be fixed by the Board of Directors under conditions laid down by the regulations.

The Board of Directors, with option of delegation to its Chairman and/or to one of the members of the Board of Directors with the agreement of the Chairman, shall have full powers to implement this authorisation, and in particular to establish the details and conditions of issues to be made by virtue of this authorisation, to fix the amount proposed for subscription and the opening and closing dates of the subscriptions, the price, the maturity dates of the securities issued, the methods and delays for full payment of the securities, to carry out capital increases up to the amount of the shares actually subscribed, to carry out, directly or indirectly, all operations and formalities linked to increases of the share capital, and where appropriate to request stock market listing wherever it decides, to record increases of capital up to the amount of the shares actually subscribed, to carry out, directly or by proxy, all operations and formalities linked to the increases of the authorised capital, to make the necessary modifications to the articles of association and, on its decision alone and if it deems it opportune, to charge the costs of the capital increases to the amount of the premiums relating to these issues and to levy on this amount the sums required to bring the legal reserve to the tenth of the new capital after each increase, to carry out, if necessary, all necessary formalities for the listing of the securities thus issued, all declarations with all organisations, and to do everything that might otherwise be necessary.

The Shareholders' Meeting decides that this delegation voids any prior delegation relative to the capital increase reserved to members of company savings plans and particularly that granted by the Combined Shareholders' Meeting of 28th June 2004.

These delegations and authorisations are granted subject to, for the cases referred to in Article 14.1 of the statutes, the prior agreement of the Supervisory Board.

FOURTEENTH RESOLUTION

(Powers for formalities)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, gives full powers to the bearer of an original, copy or extract of the minutes of this document to accomplish all legal or administrative formalities and to make all depositions or publicity stipulated by the legislation currently in force.

7.2.2. Text of the resolutions falling within the competence of the Ordinary Shareholders' Meeting

FIFTEENTH RESOLUTION

(This resolution concerns the nomination of a member of the Supervisory Board)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, nominates as of today Mrs Guylaine Saucier to the functions of member of the Supervisory Board for a duration of 4 years, that is to say until the expiry of the Ordinary Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2008.

SIXTEENTH RESOLUTION

(This resolution concerns the nomination of a member of the Supervisory Board)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, nominates as of today Mr Michel Senamaud to the functions of member of the Supervisory Board for a duration of 4 years, that is to say until the expiry of the Ordinary Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2008.

SEVENTEENTH RESOLUTION

(This resolution concerns the nomination of a member of the Supervisory Board)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, nominates as of today Mr Jean-Louis Andreu to the functions of member of the Supervisory Board for a duration of 4 years, that is to say until the expiry of the Ordinary Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2008.

EIGHTEENTH RESOLUTION

(This resolution concerns the nomination of a member of the Supervisory Board)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, nominates as of today Mr Yann Duchesne to the functions of member of the Supervisory Board for a duration of 4 years, that is to say until the expiry of the Ordinary Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2008.

NINETEENTH RESOLUTION

(This resolution concerns the nomination of a member of the Supervisory Board)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, nominates as of today Mr Yves de Chaisemartin to the functions of member of the Supervisory Board for a duration of 4 years, that is to say until the expiry of the Ordinary Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2008.

TWENTIETH RESOLUTION

(This resolution concerns the nomination of a member of the Supervisory Board)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, nominates as of today Mr Dominique de la Lande de Calan to the functions of member of the Supervisory Board for a duration of 4 years, that is to say until the expiry of the Ordinary Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2008.

TWENTY-FIRST RESOLUTION

(This resolution concerns the approval of the reports and of the financial statements for the financial year 2004)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Management Report by the Board of Directors and with the General Report by the Auditors concerning the financial statements for the financial year ending on 31st December 2004, approves all the financial statements for the said financial year as presented to it, as well as the transactions disclosed by the said financial statements and summed up in the said reports. It determines the net profit for the financial year at €17,640,588.67.

TWENTY-SECOND RESOLUTION

(This resolution concerns the approval of the reports and the consolidated financial statements for the financial year 2004)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Group Management report included in the Board of Directors' Management Report and with the report by the Auditors concerning the consolidated financial statements for the financial year ending on 31st December 2004, approves all the consolidated financial statements for the said financial year as presented to it, as well as the transactions disclosed by the said financial statements and summed up in the said reports.

TWENTY-THIRD RESOLUTION

(This resolution concerns a decision on allocation of the net income for the financial year 2004)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Management Report by the Board of Directors and with the General Report by the Auditors concerning the annual accounts for the year ending on 31st December 2004, decides to allocate the profit of €17,640,588.67 for this financial year as follows:

Charge to the legal reserve of 5% of the profit: €882,029.43.

Balance allocated to retained earnings: €16,758,559.24.

Bringing the balance of this entry to: €60,525,016.44.

Pursuant to the law, the Shareholders' Meeting notes that the amount of the dividends paid for the last three financial years and the tax credits relating thereto were as follows:

FINANCIAL YEAR	GLOBAL NET DIVIDEND IN €	TOTAL TAX CREDIT	TOTAL INCOME
2003	NONE	NONE	NONE
2002	NONE	NONE	NONE
2001	€18,343,280.4	€9,171,640.2	€27,514,920.6

TWENTY-FOURTH RESOLUTION

(This resolution concerns the approval of the regulated conventions concluded by the Company and presented in the Auditors' Special Report)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Special Report by the Auditors as stipulated in article L. 225-40 of the Code of Commerce concerning the conventions mentioned in articles L. 225-38 et seq. of the Code of Commerce and ruling on the said report, approves all parts of the conventions mentioned therein.

TWENTY-FIFTH RESOLUTION

(The purpose of this resolution is to take note of the continued term of office of a statutory auditor)

The Shareholders' Meeting takes note of the merger resulting from the absorption of Deloitte Touche Tohmatsu by Deloitte Touche Tohmatsu - Audit and notes that the term of office of the Company's auditor, entrusted to Deloitte Touche

Tohmatsu, is continued by Deloitte Touche Tohmatsu - Audit, whose new company name is "Deloitte & Associés". The Shareholders' Meeting consequently grants the Chairman full powers to carry out the consecutive formalities required to register the new statutory auditor of Deloitte & Associés.

TWENTY-SIXTH RESOLUTION

(This resolution concerns the nomination of a Statutory Auditor to replace a resigning Statutory Auditor)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors and having taken note of the resignation of Ernst & Young Audit, having its principal place of business at Paris 75009 - 4 rue Auber, from its mandate as the Company's Auditor, approves the Board of Directors' proposal to nominate the firm of Mazars & Guérard, having its principal place of business at 39 rue de Wattignies, Paris 75012, as Statutory Auditor, for the remainder of its predecessor's term of office, that is to say until the end of the Ordinary Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2007.

TWENTY-SEVENTH RESOLUTION

(This resolution concerns the nomination of one of the Deputy Auditors to replace a resigning Deputy Auditor)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors and having taken note of the resignation of Mr Olivier Breillot, residing at Paris 75009, 4 rue Auber, from his mandate as the Company's Deputy Auditor, approves the Board of Directors' proposal to nominate Mr Jean-Louis Lebrun, residing at 39 rue de Wattignies, Paris 75012, as Deputy Auditor, for the remainder of its predecessor's term of office, that is to say until the end of the Ordinary Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2007.

TWENTY-EIGHTH RESOLUTION

(This resolution concerns the authorisation for the Board of Directors to have the Company issue its own shares)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors:

- cancels, with immediate effect for the unused fraction, the authorisation for repurchase by the Company Altran Technologies SA of its own securities in application of articles L. 225-209 et seq. of the Code of Commerce, granted to the Company by the Combined Shareholders' Meeting held on 28th June 2004;
- authorises the Board of Directors, after distribution of an information note approved by the Financial Market Authority and including a prioritisation of the repurchase programme, to purchase the Company's shares pursuant to the provisions of articles L. 225-209 et seq. of the Code of Commerce within a limit of five percent (5%) of the share capital.

It is specified that the said limit of five percent (5%) applies to an amount of the Company's capital that will, if appropriate, be adjusted to take account of the transactions affecting the share capital after this Shareholders' Meeting, the acquisitions made by the company not leading it in any case to hold more than five percent (5%) of the share capital.

The acquisition, assignment and transfer of the said shares may be carried out at any time and by any means (including during a period of share exchange offers), notably on the market or by mutual agreement, including by the acquisition or transfer of blocks, by use of derivative financial instruments, and in particular any option operations.

The maximum purchase price is set at thirty (30) euros and the minimum sales price at five (5) euros. In case of a capital increase by incorporation of reserves and allocation of free shares as well as in case of division or of regrouping of the securities, the prices indicated above shall be adjusted by a multiplication coefficient equal to the ratio between the number of securities constituting the capital before the operation and the said number after the operation. Consequently, the maximum amount of the capital that may be purchased comes to one hundred and seventy-two (172) million euros, as calculated on the basis of the share capital at 31st December 2004, it being possible to adjust this maximum amount to take into account the amount of capital on the day of the Shareholders' Meeting.

The maximum amount of the capital to be purchased may not exceed five percent (5%) of the share capital.

Acquisitions of shares may be made with a view to any allocation permitted by the law, the objectives of the share purchase programme being:

- as a function of market situations, to regularise the market price of the Company's share by systematic intervention against the trend;
- to allocate securities within the framework of employee profit-sharing, a company or group savings plan, a free share allocation plan or a voluntary employee savings partnership plan;
- to issue the securities in payment or in exchange, particularly within the framework of external growth operations or within the framework of an asset and financial management policy;

- to deliver the shares on the occasion of exercise of rights attached to securities creating a right to allocation of the Company's shares by redemption, conversion, exchange, presentation of a warrant or in any other way;
- their cancellation, particularly for the purposes of optimising income per share, within the framework of the fifth resolution submitted to this Combined Shareholders' Meeting;

The Shareholders' Meeting also authorises the Board of Directors, depending on the situation of the market, to acquire the Company shares within a limit of nought point five percent (0.5%) of the Company's capital in order to regularise the market price. If this should occur, the Company shall be dispensed from establishing an information note submitted for approval by the Financial Market Authority. Nevertheless, the Company shall issue a communiqué containing all information required for the information note at the latest on the day of actual launch of the programme.

This authorisation shall expire at the end of the Shareholders' Meeting called to rule on the financial statements for the financial year ending on 31st December 2005.

The Board of Directors shall inform the shareholders, during the annual Shareholders' Meeting, of the purchases, transfers, sales and cancellations of shares thus realised.

To that end, and, for the cases referred to in Article 14.1 of the articles of association subject to the prior agreement of the Supervisory Board, full powers are granted to the Board of Directors to decide on the implementation of this authorisation and to determine the procedures thereof, which shall be entitled to delegate them, in order to put in all market orders, conclude any agreements with a view, in particular, to keeping registers of share purchases and sales, make any declarations with the Financial Market Authority and any other entities, carry out any formalities, and in a general way to do whatever is necessary.

TWENTY-NINTH RESOLUTION

(This resolution concerns an authorisation for the Board of Directors to issue bonds and similar securities or other securities granting the same lien to the company)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the report of the Board of Directors:

- authorises the Board of Directors to issue, in one or several instalments, on the basis of its decisions alone, in France, abroad and/or on the international market by raising funds from public or by private placement, if appropriate within the framework of a programme of Euro Medium-Term Notes (EMTN), on the dates and the conditions that it considers appropriate, and within a period of twenty-six (26) months starting with the day of this Meeting, bonds or similar securities, particularly subordinated securities, with a definite or indefinite duration, or any other securities granting, in one and the same issue, one and the same claim right on the Company, and paired or not paired with warrants granting a right to the allocation, acquisition or subscription to bonds, similar securities or other securities or transferable securities granting such a claim right on the Company.

The Shareholders' Meeting decides that the maximum nominal amount for which all of the securities to be issued mentioned above may be denominated may not exceed four hundred (400) million euros, or the equivalent value on the date of issue of the decision of the said amount in non-euro currencies or in any other established monetary unit with reference to several currencies, it being specified that the said maximum nominal amount shall apply globally to the bonds or similar securities as well as to the other debt instruments issued immediately or following exercise of warrants, but that the said amount would not include the redemption premium or premiums, if any are provided for. The negotiable debt instruments in the meaning of articles L. 213-1 to L. 213-4 of the Monetary and Fiscal Code are not concerned by this authorisation.

The Meeting grants full powers to the Board of Directors, with possibility of sub-delegation, under the conditions laid down in law for the following purposes:

- to carry out the said issues within the limit set above, and to determine the date, nature, amounts and issue currency thereof;
- to determine the characteristics of the securities to be issued, and particularly their nominal value and their dates of rights to payment, their issue price, with premium if appropriate, their interest rate, fixed and/or floating or zero coupon, and the payment date, or in the case of securities with floating rates, the procedures for determination of the interest rate, or else the conditions regarding capitalisation of the interest;
- to determine, in the light of market conditions, the procedures regarding amortisation and/or early redemption of the securities issued, if appropriate, with a fixed or variable premium, or even the conditions of repurchase by the Company;
- if appropriate, to decide to grant a guarantee or sureties for the securities to be issued, and determine the nature and the characteristics thereof;
- and to provide, if appropriate, for reimbursement of the securities issued by delivery of the Company's assets;
- generally speaking, to determine all of the procedures regarding each issue, conclude any conventions, conclude any agreements with any banks and any entities, take all steps and carry out all required formalities, and generally do whatever is necessary.

This authorisation is granted, subject to, for the cases referred to in Article 14.1 of the statutes, the prior agreement of the Supervisory Board.

THIRTIETH RESOLUTION

(This resolution concerns the determination of directors' fees)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings:

fixes at the sum of five hundred and ninety thousand (590,000) euros the total amount of the directors' fees allocated to the Board of Directors and, where appropriate, to the members of the Supervisory Board for the financial year 2005, in proportion to their presence within the Board of Directors and/or the Supervisory Board.

THIRTY-FIRST RESOLUTION

(Powers for formalities)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, gives full powers to the bearer of an original, copy or extract of the minutes of this document to accomplish all legal or administrative formalities and to make all depositions or publicity stipulated by the legislation currently in force.

7.3 Report of the Board of Directors to the Combined Shareholders' Meeting of 29th June 2005

Ladies and Gentlemen,

We submit for your collective decision, in accordance with the conditions stipulated by the law and the articles of association, the project to transform your company into a limited company with board of directors and supervisory board.

We ask you to adopt the board of directors and supervisory board formula because we feel that it gives a clearer picture of the distribution of functions, roles and responsibilities between the operational executives of the Company's management (assembled within the Board of Directors) and the shareholders' representatives acting in a supervisory capacity (assembled within the Supervisory Board).

This transformation will not entail the creation of a new moral entity and will not affect the Company's object, corporate name, head office, duration or authorised capital.

On the other hand, you will be required to nominate the members of the Supervisory Board.

In addition, and in accordance with the Ordinance of 24th June 2004 reforming the transferable securities system (ratified by the Law of 8th November 2004), we ask you to approve the resolutions intended to grant the Board of Directors delegations and authorisations to carry out, where appropriate and at its sole decision, various financial operations entailing debt issues, as well as the issue of any marketable security providing immediate or eventual access to your Company capital, with or without the elimination of the preferential subscription right.

We also ask you to pronounce on the question of granting the Board of Directors authority to undertake the repurchase of shares of the Company and to reduce the capital correspondingly by means of cancellation of the shares thus acquired.

You will also be asked to pronounce on the authorisation to be given to the Board of Directors to allocate free Company shares and share options, and to make capital increases reserved for the group's employees.

Lastly, you will be asked to approve the resolutions delegating to the Board of Directors the option of issuing transferable securities in order to remunerate contributions in kind, and to increase the capital by incorporation of reserves, profits or premiums.

You will also be asked to fix the amount of directors' fees to be paid to the Directors and to the members of the Supervisory Board for the year 2005. The global amount proposed naturally corresponds to a maximum figure. It has been calculated on the basis of a remuneration per director which is identical to that of the 2003 and 2004 financial years.

The draft resolutions submitted for your approval cover the principal points of this Report and the Management Report. We ask you to approve them.

8 CONSOLIDATED FINANCIAL STATEMENTS AT 31ST DECEMBER 2004

8.1 Consolidated accounts

8.1.1. Consolidated balance sheet at 31st December 2004

(in € thousand)

ASSETS	31/12/2004			31/12/2003	31/12/2002
	Gross	Dep.& Prov.	Net	Net	Net
FIXED ASSETS	**895,111**	**302,712**	**592,399**	**636,235**	**675,716**
Intangible fixed assets					
Goodwill	33,265	5,622	27,643	28,611	22,383
Other intangible fixed assets	60,752	19,619	41,133	42,748	44,400
Goodwill from acquisitions	642,392	199,748	442,644	462,790	509,663
Tangible fixed assets					
Land	182	-	182	183	230
Constructions	17,199	5,081	12,118	10,264	11,446
Other tangible fixed assets	103,308	69,679	33,629	35,335	44,089
Financial fixed assets					
Other shareholdings	442	249	192	20,379	7,565
Other investments	4,093	429	3,664	6,137	6,938
Other financial assets	33,478	2,285	31,193	29,788	29,002
CURRENT ASSETS	**976,874**	**24,435**	**952,439**	**735,318**	**749,479**
Inventories and work-in-progress	2,541	110	2,431	2,538	3,757
Advance payments to suppliers	1,704	-	1,704	1,631	728
Client receivable and prepayments	435,306	20,702	414,604	376,892	386,883
Other receivables	123,378	3,591	119,787	125,649	146,669
Prepaid expenses	11,226	-	11,226	7,093	7,016
Deferred charges	5,009	-	5,009	1,394	2,660
Marketable securities	327,364	32	327,332	111,176	41,824
Cash and cash equivalents	70,346	-	70,346	117,432	169,618
TOTAL ASSETS	**1,871,985**	**327,147**	**1,544,838**	1,380,040	1,434,871

(in € thousand)

LIABILITIES	31/12/2004	31/12/2003	31/12/2002
Shareholders' equity	**303,875**	**303,564**	**250,365**
Capital	57,221	57,221	46,817
Premiums	156,024	155,984	20,461
Consolidated reserves	102,289	193,430	299,743
Exchange rate gains / losses	-9,534	-11,029	-7,312
Profit for the period / loss	-2,125	-92,042	-109,344
Minority interests	**918**	**17**	**139**
in net income	925	-453	-26
in the reserves	-7	470	165
Conditional advances	**668**	**-**	**161**
Provisions for losses and charges	**103,003**	**103,180**	**63,079**
Liabilities	**1,136,374**	**960,863**	**1,112,881**
Convertible bonds	577,732	368,118	446,250
Loans and borrowings from financial institutions	178,410	218,719	159,002
Other loans and borrowings	20,886	23,481	41,547
Trade creditors	63,821	57,591	68,340
Taxes and social charges	253,146	244,341	250,461
Debt on fixed assets	21,473	37,800	134,993
Other creditors	5,694	10,813	12,288
Deferred income	15,211	12,416	8,246
TOTAL LIABILITIES	**1,544,838**	1,380,040	1,434,871

8.1.2. Income statement at 31st December 2004

(in € thousand)

INCOME STATEMENT	31/12/2004	31/12/2003	31/12/2002
Revenues	1,418,689	1,337,761	1,372,862
Depreciation and provisions reversals	22,550	16,615	7,260
Other operating income	11,805	9,299	11,879
Operating income	**1,453,044**	**1,363,675**	**1,392,001**
Purchases	16,049	8,436	8,763
External expenses	325,449	284,991	281,411
Income tax and similar	14,504	22,044	23,060
Salaries	983,715	976,643	957,052
Employee profit sharing	8,191	6,209	-
Depreciation and provision allowance	37,331	43,738	50,059
Other operating expenses	8,934	6,936	4,283
Operating expenses	**1,394,173**	**1,348,997**	**1,324,628**
OPERATING INCOME	**58,871**	**14,678**	**67,373**
Investment income	15,969	19,698	10,507
Investment expenses	39,438	43,428	38,213
Net financial income (expense)	**-23,469**	**-23,730**	**-27,706**
INCOME BEFORE TAX	**35,402**	**-9,052**	**39,667**
Extraordinary income	52,681	10,050	19,533
Extraordinary expenses	17,346	43,367	13,081
Net extraordinary income / (loss)	**35,335**	**-33,317**	**6,452**
Employee profit sharing	-	-	2,793
Corporate income tax / (tax credit)	29,730	2,949	23,248
NET INCOME OR LOSS (before amortisation of goodwill)	**41,007**	**-45,318**	**20,078**
Income (loss) of companies accounted for under the equity method	-71	-	-
Amortisation of goodwill	42,136	39,789	96,747
Prior period adjustments, net of tax	-	7,389	32,701
Total consolidated result	**-1,200**	**-92,496**	**-109,370**
Minority interest	926	-454	-26
NET GROUP INCOME	**-2,126**	**-92,042**	**-109,344**
EARNINGS PER SHARE	-	-	-
Number of ordinary shares	**114,442,214**	**114,441,715**	**93,634,131**
Basic earnings / (loss) per share	**-0.02**	**-0.98**	**-1.18**
Diluted earnings / (loss) per share *	**-0.02**	**-0.98**	**-1.18**

** Calculated by the "share repurchase" method, on the basis of the average share price for the last month of the financial period.*

8.1.3. Consolidated cash flow statement

(in € thousand)

	12/2004	12/2003	12/2002
Cash flow related to operations			
Net income of consolidated companies	-1,200	-92,496	-109,370
Elimination of expenses and revenues with no impact on cash flow or not related to operations:			
- Depreciation & provision allowance	80,134	116,985	156,125
- Reversal of amortisations and provisions	-24,504	-26,642	-10,208
- Other expenses	71	-1,260	8,241
- Changes in deferred taxes	-1,386	-5,894	-9,949
- Capital gains	-33,090	2,398	791
Operating cash flows of consolidated companies	***20,025***	***-6,909***	***35,630***
Impact of exchange rate gains and losses on cash flow	***-***	***466***	***175***
Dividends received from companies accounted for by the equity method	-	-	-
Change in financial expenses	2,998	-4,105	2,173
- Change in inventories	304	1,618	-246
- Change in receivables	-33,579	34,384	28,692
- Change in debt	13,855	-16,853	-44,106
- Prepaid expenses and deferred income	-263	4,296	-2,344
- Transfers of deferred charges	-5,656	-217	-99
Changes in working capital requirements	***-22,341***	***19,123***	***-15,930***
Net cash flow generated by operations	-2,316	12,680	19,875
Cash flow related to investment transactions	-	-	-
Acquisitions of fixed assets	-35,674	-22,910	-72,989
Sales of fixed assets	54,764	7,083	9,315
Impact of changes in the consolidation schedule and supplementary acquisition costs	-12,801	-97,660	-142,719
Net cash flow related to investment transactions	**6,289**	**-113,487**	**-206,393**
Cash flow related to financing operations	-	-	-
Dividends paid to shareholders of the parent company	6	-	-18,343
Dividends paid to minority interests in consolidated companies	-2	-21	-23
Repurchase of shares in the company	-	288	-9,040
Capital increases and other changes	40	145,766	12,284
Debt issues	263,654	92,946	129,255
Debt and loan repayments	-98,493	-124,205	-27,842
Net cash flow related to financing transactions	**165,205**	**114,774**	**86,291**
Change in cash position	**169,178**	**13,967**	**-100,227**
Cash at beginning of year	228,645	218,363	321,342
Cash at end of year	397,710	228,645	218,363
Impacts of movements in foreign currency exchange rates	-113	-3,685	-2,752

8.2 Notes to the consolidated financial statements at 31st December 2004

8.2.1. Consolidation schedule

Company	Holding (% of control)
ALTRAN TECHNOLOGIES holds, directly:	
ALPLOG SAS	100.00%
ALTIOR SAS	100.00%
Altran Estudios Servicios y Proyectos SL	100.00%
Altran Europe SA	100.00%
Altran Deutschland GmbH	100.00%
ALTRAN ITALIA SRL	100.00%
Altran Scandinavia AB	100.00%
Altran Switzerland SA	100.00%
ALTRAN SYSTEMES D'INFORMATION SAS	100.00%
Altran UK Ltd	100.00%
ATLANTIDE SAS and 100% through the intermediary of one of its subsidiaries	99.88%
AXIEM SA and 100% through the intermediary of one of its subsidiaries	99.99%
SEGIME SAS	100.00%
LORE SAS	100.00%
C.G.S. EXECUTIVE SEARCH SARL at the rate of 40.72% of the directly held shares and 59.28% indirectly held and through the intermediary of one of its subsidiaries	40.72%
ACTISYS SAS (formerly ALTSIS)	100.00%
CIRIEL SAS	100.00%
COGIX SAS	100.00%
DP CONSULTING SAS	100.00%
EGTM SAS	100.00%
ETHNOS SARL at the rate of 99.6% of the directly held shares and 0.4% indirectly held and through the intermediary of one of its subsidiaries	100.00%
GERPI SAS	99.83%
ATLANTIDE GERPI OUEST SAS (EX GRENAT PART.)	100.00%
GRENAT SAS	100.00%
LOGIQUAL SAS	100.00%
PARTENAIRE SECURITE INFORMATIQUE SAS	100.00%
SIVAN CONSULTING SAS	100.00%
T. MIS CONSULTANTS SAS	100.00%
TRININFOR SAS	100.00%
IDEFI SAS	100.00%
EEC SAS (Environnement Entreprise Consultants)	100.00%
ORTHODROME SAS	100.00%
ALTRAN INTERNATIONAL BV (ex ALTRAN NETHERLANDS)	95.00%
EDIFIS SAS	100.00%

Company	Holding (% of control)
NESS CONSULTING SAS	100.00%
- NESSWARE TECHNOLOGIES SARL	at the rate of 100% of share capital
- NESS OBJETS SARL	at the rate of 100% of share capital
INTERACTIFS SAS (ex ALTERIX and DIOREM-INTERACTIFS)	100.00%
CERRI CONSULTING France SA	99.60%
2AD INGENIERIE SAS	100.00%
LITTLE France SAS	100.00%
ALTIAM SAS (ex DOMINIQUE MALSCH)	100.00%
INOQUANT SAS (ex OSYS)	100.00%
DCE CONSULTANTS France SARL (ex Ixelog SARL)	100.00%
ARENDI CONSULTING SAS (ex Apolog SARL)	100.00%
ALTRAN France EXECUTIVE MANAGEMENT SAS (*)	100.00%
ALTRAN TECHNOLOGIES indirectly holds equity, through its subsidiaries, in:	
ADENA TECHNOLOGIES SAS	100.00%
ALTAÏR TECHNOLOGIES SAS	100.00%
Askon Beratungs GmbH	100.00%
Concurrent Engineering Consulting SRL	100.00%
DATACEP SAS	100.00%
ARIANE INGENIERIE SAS	99.83%
De Valck Engineering SA	99.21%
ALTRAN AVENIR SARL (EX DELTA TA)	100.00%
CADIX SAS	100.00%
DP Europe SA	100.00%
EUROSPACE GmbH	100.00%
GENTECH SA	99.94%
High Integrity Systems Ltd	100.00%
NEWENG CONSULTING AB	100.00%
- NEWENG CONTRACTING AB	at the rate of 100% of share capital
REALIX TECHNOLOGIES SAS	100.00%
Software De Base SA	100.00%
ACTISYS SAS (groupe Datacep)	100.00%
STE Consulting SA	100.00%
Altran Technologies UK Ltd	100.00%
Altran Critical Systems Ltd	100.00%
INGEGNERIA DEI SISTEMI LOGISTICI SRL	100.00%
RSI Sistemi Spa	100.00%
Ekar SPA	100.00%
DCE Holding BV	100.00%
DCE Consultants BV	100.00%
DCE Consultants NV	100.00%
DCE Consultants Ltd	100.00%
DCE Consultants Pte,Ltd	100.00%

Company	Holding (% of control)
Praxis High Integrity Systems Ltd (ex-Praxis Critical Systems Ltd)	100.00%
ACSIENCE SAS (ex-CERVIX)	100.00%
International Business Development Ltd	100.00%
DP Consulting Services Ltd	100.00%
Consulting Informatico Norma SA	100.00%
Aspect assessment Ltd	100.00%
Altran Portugal SGPS Lda	100.00%
Altran Luxembourg SA	99.90%
Altran Technologies Luxembourg SARL	100.00%
Berata GmbH	100.00%
Berata AG	98.50%
Berata SARL	100.00%
Altran Technologies Netherlands BV	100.00%
Altran Technologies Netarchitects Switzerland SA	100.00%
Teamworks Computer Software Engineering GmbH	100.00%
Broomco (1750) Ltd	100.00%
Gresham Bell Ltd	95.00%
CCS Technologies SRL	100.00%
Pool Consulting SRL	100.00%
Lore Luxembourg SARL	100.00%
Prisma Solucoes Informaticas SA	100.00%
Insert Sistemas SA	100.00%
Askon Consulting GmbH	100.00%
Altior Consultoria e Engenharia SA	100.00%
Advanced Systems Projects Spa	100.00%
MAP SAS	100.00%
Altran Belgium SA	99.00%
EXCELLIA SAS	100.00%
CORTICAL SAS	100.00%
Netarchitects Europe SA (ex- Idefi Europe SA)	100.00%
Innovatica SA	100.00%
Organizzazione e Informatica SPA	100.00%
Teamworks C.S.E. Ireland Ltd	100.00%
Teamworks Europe SA	100.00%
HEMISPHERES SAS	100.00%
STRATEGY CONSULTORS CONSULTORIA PLANIFICACIO O ORGANITZACIO D'EMPRESES S.L.	100.00%
Intelligent Advisors S.L.U.	100.00%
Altran Technologies Inc	100.00%
FAGRO Consultancy B.V	100.00%
Cedati SPA	100.00%
Soluciones Informaticas Estudios y Valoraciones SL	100.00%

Company	Holding (% of control)
ALTRAN DO BRASIL Ltda	100.00%
Tecnologica e Consultoria Brasileira SA	100.00%
Infolearn SA	100.00%
Altran USA Holding Inc	100.00%
Altran Corporation	100.00%
- ALTRAN CANADA INC	at the rate of 100% of shares
Altrantec Consultoria e Engenharia Tecnologica Lda	100.00%
4 COM Solucoes em tecnologia LTDA	100.00%
Altran USA Inc	100.00%
Desenho e Artes Ltda (TDA)	60.00%
De Simone & Osswald holding AG at the rate of 100% of shares and its subsidiaries:	100.00%
- De Simone & Osswald AG	at the rate of 100% of share capital
- De Simone & Osswald CONSULTING AG	at the rate of 100% of share capital
- De Simone & Osswald BERLIN GMBH	at the rate of 100% of share capital
IMNET France SAS	100.00%
Polen Technologies Ltda (ex Polen Informatica Ltda)	100.00%
Consultrans SA	100.00%
Advanced Global Solutions SL (ex-AG Technology SL)	100.00%
Société de Service Commercial aux Entreprises (SSCE) SAS	100.00%
Transportes e Informatica SA	100.00%
DCE CONSULTANTS Luxembourg (ex ITBC) SA	99.90%
Synectics Corporation	100.00%
- SYNECTICS INC	at the rate of 100% of shares
SYNECTICS LTD	100.00%
- SYNECTICS IRELAND LTD	at the rate of 100% of shares
- SYNECTICS AUSTRALIA PTY LTD	at the rate of 100% of share capital
Network Centric Software SA	100.00%
GYATA BPI CONSULTANTS BV at the rate of 100% of share capital and its subsidiaries BIP and BAP at the rate of 100% of share capital	100.00%
Cygnite Ltd	100.00%
Gosch Consulting GmbH	100.00%
ALGOPLUS SAS	100.00%
ALGONORM SARL	100.00%
Consultran SARL	100.00%
The Johnsson Group Inc	100.00%
Sertec Soluciones Informaticas SA	100.00%
Soluciones y Plataformas Orientadas al Conocimiento SL	100.00%
Altran Consulting Solutions Inc	100.00%
TQM Consult Spa	100.00%
Control Solutions International Inc and its subsidiary Control Solutions International of California INC at the rate of 100% of share capital	100.00%
Info 93 SL	100.00%
Control Solutions International Hispania SL (ex Info Medios de Pago)	100.00%
Investigacion y Desarrollo de Equipos Autonomos SL (IDEA)	100.00%

Company	Holding (% of control)
Strategy and Innovation Advisors SL (ex PDP)	100.00%
Info 93 Training Center SL	100.00%
Disseny de Sistemes i Desenvolupament SA	100.00%
SUTHERLAND CONSULTING LTD	100.00%
- DEMETER GROUP LTD	at the rate of 100% of share capital
- SUTHERLAND CONSULTING UK	at the rate of 100% of share capital
SUTHERLAND CONSULTING GMBH	100.00%
SIGMA Management Services SA	*100.00%*
City people Ltd	100.00%
- CITY CONSULTANTS	at the rate of 100% of shares
CONSIGNIT	100.00%
- CONSIGNIT LTD	at the rate of 100% of shares
- CONSIGNIT I STOCKOLM AB	at the rate of 100% of shares
- CONSIGNIT I MALMO AB	at the rate of 100% of shares
Athena Consulting SRL	100.00%
E-Consult SA	99.95%
INVALL SA	100.00%
S2 SOLUCIONS SERVEIS INFORMATICAS SA	100.00%
Sertec International SL	100.00%
Global N - Software e Gestao SA at the rate of 100% of shares and its subsidiaries	100.00%
- N CUBO Portugal	at the rate of 100% of share capital
- N TECH Portugal	at the rate of 100% of share capital
Altran Ireland Ltd	100.00%
ALTRAN Holdings SINGAPORE PTE LTD	100.00%
ALTRAN TECHNOLOGIES SINGAPORE PTE LTD	100.00%
Altran Consulting Systems Inc	100.00%
SEA Consulting Services Corporation	100.00%
Media Consultores de Ingenieria SL	100.00%
UBICA SOLUTIONS SL	*100.00%*
CHS Data Systems Gesellschaft für Systementwicklung und Beratung GmbH	100.00%
Imagitek Ltd	100.00%
Hilson Moran Partnership Ltd	100.00%
Little Dacee GmbH	100.00%
Arthur D Little GmbH	100.00%
Arthur D.Little Austria GmbH	100.00%
CCL Acquisition Ltd	100.00%
Cambridge Consultants Ltd	100.00%
Arthur D Little Limited	100.00%
Lilla Bommen Consultants AB	100.00%
Arthur D.Little AB	100.00%
Whom AG	100.00%
Arthur D.Little Schweiz AG	100.00%
Arthur D.Little Holding Japan LTD	100.00%

Company	Holding (% of control)
Arthur D Litttle Japan Inc	100.00%
Barnaz Holding 02 SL	100.00%
C-Quential SL	100.00%
LITTLE ACQUISITION CO KOREA Pte Ltd	100.00%
ARTHUR D. LITTLE SAS (ex C-QUENTIAL SAS)	100.00%
Arthur D.Little Spa	100.00%
Arthur D.Little Benelux NV (Belgian company)	100.00%
Arthur D.Little Benelux NV (Dutch company)	100.00%
Arthur D Little Yuhan Hoesa	25.00%
Ingenieria Civil Energias Alternativas y Acuicultura (ICEAC) SA	100.00%
USM Endecar SA	100.00%
Arthur D Little North America Inc	100.00%
Adventec SA	100.00%
Arthur D Little Inc	100.00%
Coblenza Hispana de Sistemas SL (*)	100.00%
BERATA Paris Sarl	100.00%
Global Management Treasury Services GMTS	100.00%
AKTIVA V.I.P. HOLDING BV	100.00%
BERATA Service Gmbh	100.00%
C Quential SRL	100.00%
Altran Technologies Ireland Ltd	100.00%
Altran Beteiligungs GmbH	100.00%
Altran Technologies GmbH	100.00%
Altran Netherlands BV (*)	100.00%
C-Quential consulting GmbH (*)	100.00%
Eurospace IT GmbH (*)	100.00%
Altran Servizi SRL (*)	100.00%
Arthur D.Little De Venezuela CA (*)	100.00%
Consultores 140222002 CA (*)	100.00%
Arthur D.Little Ltda (*)	100.00%
Little Brasil Participacoes Ltda (*)	100.00%
Arthur D.Little CHINA LTD (*)	100.00%
Altran China Ltd (*)	100.00%
Arthur D.Little Asia Pacific (*)	100.00%
Arthur D.Little Asia Pte Ltd (*)	100.00%
Arthur D.Little India Consultancy (*)	100.00%
Arthur D.Little Ltd (Macao) (*)	100.00%
Arthur D.Little (Malaysia) SDN BHD (*)	100.00%
Little Acquisition Co HONG KONG Pte Ltd (*)	100.00%
Little Acquisition Co Singapore Pte Ltd (*)	100.00%
Cambridge Consultants Inc (*)	100.00%

(*) Included in the consolidation schedule in the course of 2004.

All these companies were retained in the consolidation schedule and consolidated according to the global consolidation method, with the exception of ADL Yuhan Hosea, accounted for under the equity method since 1st July 2004.

Following the contribution to the assets of ADL Yuhan Hosea by the Korean company Clayman, Altran's stake in the company was reduced from 100 to 25%. As a result of this dilution of its investment, the Altran Group now exercises only a marginal influence.

8.2.2. Accounting principles and evaluation methods

8.2.2.1. General principles and closing date of accounts

The consolidated financial statements are drawn up in accordance with French accounting principles and standards, and in particular with Regulation N°99-02 of the Accounting Regulations Committee (CRC), as approved on 22nd June 1999.

All the companies are fully consolidated on the basis of their financial statements for the financial year ended 31st December 2004, the closure date of their financial statements, or on the basis of a situation closed at 31st December for subsidiaries closing their accounts on a different date.

8.2.2.2. Treatment of goodwill and supplementary acquisition costs

8.2.2.2.1. Goodwill

Acquisition goodwill is the difference between the acquisition price of the consolidated companies or companies accounted for under the equity method and the Group share in the restated net assets at the date of the investments.

The cost of acquiring companies consists, in most cases, of a fixed amount paid upon acquisition, and of additional variable amounts, calculated annually based on the evolution of profits of the acquired companies.

These additional amounts paid are usually calculated over a five-year period following the acquisition, and are added to the initial goodwill. They are amortised over the residual amortisation period of the initial goodwill.

The supplementary acquisition costs to be paid in 2005 for the 2004 results are entered as assets set against the "Payables to fixed assets suppliers" entry (§ 8.2.4.11). Supplementary acquisition costs for future results constitute off-balance sheet commitments.

8.2.2.2.2. Amortisation of goodwill

Goodwill is amortised over thirty years using the straight-line method.

Goodwill may also be subject to an extraordinary amortisation expense, following reappraisal of the current valuation compared with the balance sheet expense when there is an indication of a loss in value.

These indications are based on an analysis of the 2003 and 2004 financial years and the estimates for 2005. They give rise to a valuation test whenever a company:

- shows a loss over 2004 or 2005;
- makes a profit over the three financial years but with a turnover declining in 2005 compared to 2004 or 2003.

If one of these indicators is present, the net book value is compared with the current market value, the latter corresponding to the higher value between the market value and the value in use.

In the absence of an available market value, a method using anticipated discounted cash flows after tax is used. These are calculated based on the following financial assumptions and conditions for operating forecasts:

- The cash flows used are based on the business plans available at the date of valuation for the relevant business unit, and are spread over an explicit period of five years;
- Beyond this period, a calculation is made of the terminal value corresponding to the capitalisation in perpetuity of the last cash flow of the explicit period (with a perpetuity growth rate of 3%);
- The discount rate corresponds to a weighted average cost of capital after tax of 8.54%. The current values calculated in this way are reviewed by the management on a case by case basis in order to determine extraordinary amortisations.

8.2.2.3. Intangible fixed assets

8.2.2.3.1. Software and research and development expenses

Software developed for internal or commercial use and research and development expenses are generally recorded as expenses. However, they may be recorded provided that the conditions laid down by the general accounting plan are respected.

8.2.2.3.2. Other intangible fixed assets

Other intangible fixed assets include mainly trademarks, licences and patents acquired by the Group.

Trademarks acquired are accounted for at the cost of acquisition. They are not amortised unless the necessity arises following a value test carried out at the closure date.

8.2.2.4. Tangible fixed assets

Tangible fixed assets are valued at their acquisition cost and amortised using the straight-line method over their estimated economic lives.

The amortisation periods applied are as follows:

- Constructions	30 years
- Furnitures	10 years
- Computer and office equipment	4 years
- Office furniture	10 years

8.2.2.5. Financial fixed assets

The gross value of long-term investments appearing in the balance sheet comprise their acquisition cost.

An amortisation provision is constituted where the inventory value as defined is less than acquisition value.

8.2.2.6. Receivables

Receivables are valued at nominal value.

A provision for depreciation is made when the inventory value is less than nominal value.

8.2.2.7. Marketable securities

Marketable securities are valued at purchase price and give rise to a provision if the market value is lower than the acquisition price.

8.2.2.8. Convertible bond issue expenses

The expenses relating to the issue of convertible bonds are spread over the duration o the loan.

8.2.2.9. Conversion of the financial statements of foreign companies

All balance sheet items are converted to euros at the current rate at the date of the closure of the accounts, with the exception of net equity which is kept at its historical value.

Income statements expressed in foreign currency are converted at the average annual exchange rate applied to all transactions. Exchange rate variations resulting from the application of these different rates are not included in the result of the period but are recorded directly to shareholders' equity in "Foreign exchange conversions".

Foreign exchange differences relating to monetary elements forming part of the net investment in foreign subsidiaries are recorded directly to shareholders' equity in "Foreign exchange conversions".

8.2.2.10. Valuation of accounts payable and receivable in foreign currencies

At the end of the financial year, non covered monetary balances expressed in foreign currencies are valued at the closure rate. Losses or profits resulting from the conversion of currency transactions are included in the financial statements, with the exception of exchange differences relating to monetary elements forming part of the net investment in foreign subsidiaries.

8.2.2.11. Deferred taxes

Deferred taxes and their deficits carried forward are recorded on temporary differences between the book values of the assets and liabilities and their tax value, according to the variable deferral method.

Deferred tax assets are recognised in respect of tax loss carry forward when it is probable that these losses can be set off against future profits.

8.2.2.12. Pensions

The constitution of retirement provisions for employees of the Group has been carried out in accordance with the laws and practices of the countries in which the Group operates. The pension schemes in question are essentially defined benefit plans based on defined contributions.

In the United Kingdom, Germany and Asia, for certain entities acquired in 2002, employees have a defined benefit retirement scheme covered by assets managed by third parties or kept by the company. This treatment results, where appropriate, in the recording of retirement pension commitments as assets or liabilities in the balance. The charges are accounted for in the income statement for the period in which they are made.

The indemnities for employee retirement are included in the off-balance sheet commitments.

8.2.2.13. Provisions for risks and charges

Provisions for contingencies and loss are constituted when, at the closure of the financial year, the Group has an obligation towards a third party which will probably or certainly lead to a commitment of resources in favour of the third party, without an at least equivalent counterpart expected from the said third party.

The estimated amount of the provision corresponds to the resource commitment which the Group will probably have to make in order to liquidate its obligation.

Apart from provisions for retirement, the principal provisions for contingencies and loss which the Group must record in the accounts include:

- the estimated costs of disputes, litigation and claims by third parties or former employees;
- the estimated costs of restructuring plans.

8.2.2.14. Revenue recognition

Revenues relate to services provided and equipment sold in connection with the main activities of the Group.

In the context of a global contract (where the services provided are spread over at least two periods), the following rules apply:

Turnover and income are accounted for according to the percentage of completion method when the following conditions are met:

- inventory and evaluation of work in progress at the end of the period;
- acceptance by the other contracting party, either as provided for in the contract, or when observable in practice;
- existence of management or accounting systems capable of ratifying the percentage of completion and the revision of income, expense and profit forecasts as a project progresses.

Services carried out that do not fall into the above-mentioned categories are recorded at the cost price in "Work in progress".

8.2.2.15. Employee profit sharing

In compliance with regulation No.99-02 of the CRC, employee profit sharing is presented in personnel charges as from 2003. The information for the 2002 financial year has been restated accordingly.

Impact on the presentation of the income statement may be summarised as follows:

	2004	2003	2002
Personnel charges excluding employee profit sharing	983,715	976,643	957,052
Employee profit sharing	8,191	6,209	2,793
TOTAL	**991,906**	982,852	959,845
Operating income before employee profit sharing	67,062	20,887	67,373
Operating income after employee profit sharing	58,871	14,678	64,580

8.2.2.16. Net extraordinary income/(loss)

These include income and expenses resulting from events or transactions that are clearly distinct from the ordinary activities of the Group and which are unusual both in their amount and effect, or are not expected to recur frequently.

8.2.3. Significant events during the year

8.2.3.1. Auditorship, certification

The intervention of the parent company's Statutory Auditors was significantly strengthened in the course of the 2004 financial year.

The General Shareholders' Meeting of June 2004 appointed Deloitte as co-auditor the Group alongside Ernst & Young.

Together with Mazars, these two auditors have been progressively appointed as Statutory Auditors throughout the consolidated subsidiaries. By the end of 2004 all the Group's entities were covered by these three firms. Thanks to this cover and the reduced number of persons involved in the subsidiaries, it has been possible to standardise the audits carried out throughout the Group and to facilitate the transmission of observations made during the on-site controls.

It was decided to maintain the principle of a review of turnover. This review is reflected in on-site quarterly audits covering subsidiaries more than 40% of turnover. This review culminates in a report which is submitted to the Audit Committee prior to any publication of the quarterly turnover.

In addition, in order to take into account the gradual emergence of the new internal audit mechanisms, the Statutory Auditors have introduced controls covering all the consolidated subsidiaries at the time of the annual closure of accounts.

As with the half-yearly accounts, this work involves a large number of discussions with the financial management and the submission of a detailed report to the Audit Committee.

8.2.3.2. Changes in the internal audit environment

The internal audit system should prevent and control risks resulting from the activity of the Group's entities as well as the risks of error and fraud, particularly of an accounting and financial nature. The system contributes to the transparency of the organisation, to the protection of the Group's assets, and to the improvement of performance and cost control. However, as with all systems of control, it cannot absolutely guarantee the total elimination of such risks.

In order to develop the internal audit of the Altran Group, structures were put in place during the course of 2003, and work was undertaken in order to define the rules of internal audit and to standardise and reinforce the security of the information systems directly linked to accounting and financial information.

These measures are applicable to all the companies forming part of the Group's consolidation schedule.

Measures taken with a view to strengthening internal auditing

Creation of an internal audit department

An Internal Audit Department was created in 2004. At the recommendation of the Audit Committee, the Board of Directors decided to externalise this function. Following a call for tenders, the function was entrusted to the firm of Price Waterhouse Coopers.

By outsourcing this function the Group benefits from the experience and methodological tools of the selected firm, and at the same time makes the function more independent. It also ensures the homogeneity of methods and provides access to adequate resources within each of the Group's sites depending on the subjects to be addressed and Group priorities.

The Internal Audit Department reports to the Chairman and to the Audit Committee. It carries out its missions within the framework of an internal audit charter whose terms have been approved by the Audit Committee. A list of the Group's risks has been drawn up, based on a series of meetings with the principal operational and functional managers. This list enables the Group to identify and prioritise the risks and to distinguish the total risk and the degree to which it is controlled by the internal audit systems. A long-term audit plan has been presented and approved by the Audit Committee with the aim of providing total cover of all the Group's entities over a three-year audit cycle.

The first internal audit missions were initiated in the last quarter of 2004. The management of the Internal Audit Department meets the Strategic Committee once a month in order to adapt their missions as closely as possible to the Group's operational needs.

Implementation of framework internal audit procedures

The Group has continued to elaborate and deploy procedures designed to strengthen internal audit, standardise practices within the Group and optimise its functioning.

The work is spearheaded by a steering committee consisting of the CFO, regional directors and the Group Legal Manager. The Steering Committee is responsible for validating the framework procedures and for applying them throughout the Group's entities in the course of 2004.

As part of a risk evaluation, the subjects of the framework procedures have been defined by this committee.

The priorities are all directly or indirectly concerned with the elaboration and treatment of financial and accounting information. They have been grouped within a first batch which includes the following procedures:

- "Closing of the accounts": rules guaranteeing the reliability and sincerity of the account statements, particularly on the recognition of revenue;
- "Management of bank accounts": opening of accounts, signature authorisations, reconciliation and control of bank accounts;
- "Cash management": rules concerning the centralisation of cash management, control of working capital requirements;
- "Management of financial and off-balance sheet commitments": rules and controls for monitoring these commitments; forbidden operations and operations subject to authorisation;
- "Management and follow-up of price complements" in the case of acquisition of subsidiaries: rules and controls guaranteeing the proper management of the price complements paid and the follow-up of acquisition contracts.

For the deployment of the procedures of this first batch, as of those in the other batches, auto-evaluation questionnaires are used for the purposes of drawing up action plans for each company.

With regard to the first batch, the deployment:

- has been carried out centrally for the price complements procedure;
- has been carried out in all the French companies as well as in the pilot companies (one per country except Brazil and Portugal);
- is in progress in the other companies of the North and South regions.

The objective is to ensure that all the procedures of the first batch are in conformity at the end of April 2005.

A second batch comprises procedures of a more organisational nature and covers the following subjects:

- "Legal organisation": rules and principles relating to the legal management of each subsidiary entity and the framework of relations with external consultants;
- "Management of risks and legal disputes": rules and principles allowing the subsidiary entities to manage litigation and disputes with the minimum legal security required by the Group;
- "Purchases and the management of suppliers": rules guaranteeing the correct functioning of purchasing and supplier relations, in the interest of the company,
- "Administrative and accounting management of the personnel";
- "Taxation";
- "Management of boards and periodical reviews" in order to organise (for France at this stage) the arrangements for the follow-up of subsidiaries by the shareholders' representatives.

The procedures for this second batch have been drawn up and approved by the Steering Committee. They are currently being introduced in France and are to be implemented in the pilot companies of the North and South regions over the course of the second quarter. The objective is to ensure that these companies are in conformity by the end of June 2005, prior to a deployment in all the subsidiaries over the second half of 2005.

A third batch of procedures covers the following subjects:

- "Contractual legal policy": rules and principles allowing the subsidiary entities to negotiate and conclude agreements with the minimum legal security required by the Group;
- "Management of sales and client follow-up": rules for guaranteeing the sales cycle and the proper working of client relations;
- "Recruitment, training and career management";
- "Security of access to sensitive information";
- "Acquisitions of subsidiaries".

The procedures contained in this third batch are in the process of being validated.

The efficient application of these procedures will be checked by the internal audit and the Statutory Auditors as part of their mission.

Implementation of a new reporting and consolidation tool

In 2004, the Group decided to acquire a new tool enabling it to meet the following requirements:

- Statutory consolidation;
- Management reporting;
- Passage to IFRS standards.

After a call for tenders, the Group chose to adopt a software package developed by Cartésis called "Magnitude", which is used in many large French groups.

This tool was deployed in September 2004, since when it has been used each month for the transmission of accounting data and operational reporting. It has also been used for the consolidation of the 2004 annual accounts.

Thanks to this new tool, the management concepts adopted within the Group have been redefined and unified. Such essential indicators as the follow-up of the numbers of consultants invoiced or otherwise have now been standardised are consolidated in a relevant way at Group level. The tools also makes it easier to exploit the data transmitted each month from the subsidiaries.

The introduction of this tool has required training sessions for the accounting teams within the Group's subsidiaries. The sessions have also been used to improve the standardisation of accounting work in the various countries in which the Group is present.

In 2005, further developments are programmed in order to improve the tool's ergonomics and to facilitate its use at each level of management (region, perimeter, company). There will also be scope for further training of the local accounting teams in order to improve the quality of the source-information.

The Group took advantage of the gradual introduction of the Magnitude software package to overhaul and completely rewrite its accounting consolidation manual applicable to all the companies within the Group.

8.2.3.3. Convertible bond issue

In July 2004 Altran Technologies issued bonds with option to be converted and/or exchanged for new or existing shares for an amount of €230 million, made up of 18,110,236 bonds with a par value of €12.70 for a duration of 4 years and 176 days. The bonds bear a coupon of 3.75% per annum, payable in arrears on 1st January of each year.

This operation has diversified the sources of finance and extended the average maturity. The funds raised have in particular been used to repay the convertible bond issued in July 2000 and maturing on 1st January 2005, for a residual nominal amount at 31st December 2004 of €331.9 million and €11.6 million in accrued interest after purchase of 91,035 convertible bonds in shares in the course of 2004.

8.2.3.4. Sale of CSR shares

Cambridge Consultants Ltd (CCL), acquired in May 2002, acts as a "nursery garden". This strategy involves the creation of various start-up companies aiming to developing innovative high-tech products. One of these start-ups, Cambridge Silicon Radio (CSR), went public on 26th February 2004.

At the time of listing, CCL sold 42.73% of its CSR shares and sold the remaining 43.71% on various occasions over 2004, making a global pre-tax gain of €33.4 million after sharing the proceeds with the employees. By virtue of an internal agreement concluded prior to Altran's acquisition of CCL, the company's employees obtain 20% of this gain, an amount deducted from the gain entered under extraordinary income of the period.

8.2.4. Notes to the balance sheet and income statement

8.2.4.1. Impact of the entries in the consolidation schedule

The entries in the consolidation schedule are the result of company creations or the exercising of purchase options concerning Consultores C.A. (Venezuela), Little Acquisition CO. Hong Kong, Little Acquisition CO. Singapore and Little Brasil (previously 15% held).

The following companies entered the consolidation schedule in the course of the 2004 financial year and were consolidated according to the global consolidation method as from their actual date of entry in the Group or the date of effective takeover, and on the basis of the following interest percentages:

- ARTHUR D LITTLE ASIA PTE at the rate of 95% of the share capital;
- ARTHUR D LITTLE ASIA PACIFIC Ltd at the rate of 95% of the share capital;
- ARTHUR D LITTLE VENEZUELA at the rate of 95% of the share capital;
- ARTHUR D LITTLE Ltda (Brazil) at the rate of 95% of the share capital;
- EUROSPACE IT at the rate of 100% of the share capital;
- LITTLE ACQUISITION CO HK PTE Ltd at the rate of 95% of the share capital;
- ADL MACAU at the rate of 95% of the share capital;
- ARTHUR D LITTLE Ltd SHANGAI at the rate of 95% of the share capital;
- LITTLE ACQUISITION CO Singapore Pte Ltd at the rate of 95% of the share capital;
- ARTHUR D LITTLE INDIA CONSULTANCY at the rate of 95% of the share capital;
- ARTHUR D LITTLE Sdn Bhd (Malaysia) at the rate of 95% of the share capital;
- ALTRAN CHINA Ltd at the rate of 95% of the share capital;
- CONSULTORES CA at the rate of 95% of the share capital;
- LITTLE BRASIL PARTICIPACOES Ltda at the rate of 95% of the share capital;
- CAMBRIDGE CONSULTANTS INC at the rate of 95% of the share capital;
- ALTRAN SERVIZI SRL at the rate of 100% of the share capital;
- ALTRAN France EXECUTIVE MANAGEMENT at the rate of 100% of the share capital.

The impact of these entries in the consolidation schedule (for the most part concerning the exercise of options) is as follows at 31st December 2004:

(in € thousand)

ASSETS		LIABILITIES	
Fixed assets	3,098	**Provisions**	3,846
Receivables	3,057	**Loans and borrowings**	15
Cash	1,590	**Other creditors**	1,807

INCOME STATEMENT	
Revenues	8,259
Operating income	(2,924)
Net income before amortisation of goodwill	(3,362)

The following companies were sold in the course of the 2004 financial year:

- DTS, removed from the consolidation schedule since 30th June 2002. Altran has not retained any assets or liabilities on this company. In view of the provisions previously recorded in the accounts, the impact of this sale is expressed by a net loss of €1.2 million after debt write-off and a net reduction of €16.5 million in the "Other investments" entry;
- TCDI;
- Ysidro;
- SDI: the sale of SDI does not include the Consulting branch (retained by the Group).

The impact of the sales of the last three companies mentioned above on the consolidated income is not significant in view of the depreciations previously recorded in the accounts.

The following companies were merged in the course of the financial year:

- Groupe Cerri, Cerri Consulting Suisse and Altran Technologies Switzerland were taken over by Netarchitects Communications, and the new body was renamed Altran Technologies Netarchitects Switzerland SA;
- Askon Holding was taken over by Altran Deutschland GmbH;
- Altran Info Technologies was taken over by Altran Systèmes d'Information;
- Gyata Management Consulting AB was taken over by Business Process Innovation, and the new body was renamed Gyata BPI Consultancy BV;
- Enodia was taken over by Consultran SARL.

8.2.4.2. Intangible fixed assets

(in € thousand)

	Value at start of financial year	Increases in the year	Decreases in the year	Changes in consolidation schedule	Exchange rate gains/losses	Value at end of financial year
Intangible fixed assets	93,749	4,800	-4,155	-186	-191	94,017
Amortisation	22,390	6,099	-3,124	-73	-51	25,241
Net values	71,359	-1,299	-1,031	-113	-140	68,776

These intangible fixed assets consist principally of:

- goodwill (gross value: €33,265 thousand);
- software and software licences (gross value: €19,440 thousand);
- the Arthur D. Little trademark (gross value: €31,968 thousand);
- research and development costs recorded as fixed assets (net value: €1,462 thousand). These costs are amortised using the straight-line method over an average period of three years.

8.2.4.3. Changes in acquisition goodwill and amortisation

(in € thousand)

	Value at start of financial year	Increase in the year	Decrease in the year	Exits in the year	Foreign exchange conversions	Other movements	Value at end of financial year
Gross acquisition goodwill	633,566	26,191	-2,646	-13,868	-851	-	642,392
Linear amortisation	85,948	18,886	-	-13,176	3	9	91,670
Extraordinary amortisation	84,828	23,250	-	-	-	-	108,078
Net acquisition goodwill	462,790	-15,945	-2,646	-692	-854	-9	442,644

The increase of gross acquisition goodwill may be explained by the following:

- Additional instalments on the acquisitions of previous years (Earn-outs) for the amount of €21,112 thousand;
- Acquisition goodwill on subsidiaries entered in 2004 for €5,079 thousand.

The Group adjusted the fair value of assets and liabilities at the date of acquisition in compliance with the terms set out in article 2110 of Regulation 99-02.

The decrease of the financial year corresponds to the additional instalments on acquisitions (Earn-outs) estimate readjustments concerning 2003 paid over 2004 for €2,646 thousand.

The withdrawals during the financial year concern principally the removal from the consolidation schedule of Ysidro for €7,752 thousand and Sentieri di Innovazione for €5,355 thousand.

Linear amortisation expense of goodwill came to €18.9 million in 2004. Extraordinary amortisation was also recorded for €23.2 million including €21.4 million for the re-examination of the current value of acquisition goodwill and €1.8 million concerning goodwill corrections linked to the write-back of unused provisions.

Extraordinary amortisation concerning the re-examination of the current value of acquisition goodwill involved 18 subsidiaries whose net book value before extraordinary amortisation of goodwill comes to €63.1 million; one of these companies was integrally amortised.

Sensitivity analysis of the exceptional depreciation amount at a 1 point variation of the discount rate adopted, i.e. 9.54%, would have generated an additional exceptional depreciation charge of €9.1 million.

8.2.4.4. Tangible fixed assets

(in € thousand)

	Value at start of financial year	Increases in the year	Decreases in the year	Changes in consolidation schedule	Exchange rate gains/losses	Value at end of financial year
Tangible fixed assets	113,523	12,141	-10,279	6,041	-734	120,692
Depreciation	67,741	12,627	-8,562	3,139	-328	74,617
Provisions	-	277	-132	-	-	145
Net values	45,782	-763	-1,585	2,902	-406	45,931

The tangible fixed assets, in net value, consist chiefly of furniture, computer and office equipment for €17,456 thousand, general furnitures for €13,299 thousand and constructions for €12,052 thousand.

8.2.4.5. Financial fixed assets

(in € thousand)

	2004			2003		
	Gross value	Provisions	Net value	Gross value	Provisions	Net value
Long-term investments	441	249	192	38,280	17,901	20,379
Other investments	4,093	429	3,664	6,548	411	6,137
Other financial assets	33,478	2,285	31,193	31,818	2,030	29,788
TOTAL	**38,012**	**2,963**	**35,049**	76,646	20,342	56,304

The reduction in "Long-term investments" entry may be attributed to the sale of the DTS Group and the consolidation in 2004, following the Group's exercise of its purchase options, of the shares of Consultores C.A. (Venezuela), Little Acquisition CO. Hong Kong and Little Acquisition CO. Singapore and Little Brasil, previously 15% held.

The reduction of the "Other investments" entry is explained by the sales of the CSR shares.

The other financial assets mainly comprise long-term assets constituted as cover for pension funds, as well as loans, deposits and guarantees.

8.2.4.6. Receivables

Accounts receivable maturity schedule

(in € thousand)

	Gross amount	-1 year	+ 1 year
Advance payments to suppliers	1,704	1,704	-
Client receivables	435,306	435,306	-
Other receivables	123,378	101,985	21,393
TOTAL	560,388	538,995	21,393

Receivables maturing at more than 1 year correspond to carry-back receivables.

The €36,000 gross increase of the client account is generated by a growth of activity and a deterioration in the time required for encashment (Day of Sales Outstanding).

The Group has signed agreements with six factoring companies opening credit lines worth over €190 million. At 31st December 2004, €145.4 million of finance has been obtained.

We remind you that the transfers of accounts payable relating to factoring are classified as debts in the consolidated financial statements in accordance with the principle for the assignment of accounts payable.

Once restated, their impact on the accounts at 31st December 2004 is as follows:

(in € thousand)

ASSETS		LIABILITIES	
Client receivable	171,934	**Loans and borrowings**	145,395
Cash and cash equivalents	(26,539)		
TOTAL	145,395	TOTAL	145,395

8.2.4.7. Marketable securities

The market value of marketable securities at 31st December 2004 comes to €327,373 thousand, compared to a net book value of €327,332 thousand.

	31/12/03	Acquisitions	Transfers	31/12/04
Certificates of deposit	35,000	263,975	35,000	263,975
Treasury notes and shares	1,447	-	1,443	4
Mutual funds	20,408	80	20,062	426
Bonds	142	-	126	16
Medium-term notes	52,559	440,444	431,488	61,515
Others	1,620	420	644	1,396
TOTAL	111,176	704,919	488,763	**327,332**

8.2.4.8. Changes in consolidated shareholders' equity

(in € thousand)

	Capital	Premiums	Consolidated reserves	Profit for the period / loss	Exchange rate gains / losses	Total shareholders' equity
Shareholders' equity (Group part) at 31st December 2002	**46,817**	**20,461**	**299,743**	**-109,344**	**-7,312**	**250,365**
Increase of capital	10,404	135,523	-	-	-	145,927
Shares in holding company	-	-	2,913	-	-	2,913
Allocation of 2002 net income	-	-	-109,344	109,344	-	-
Dividends paid	-	-	0	-	-	-
Consolidated loss in 2003	-	-	-	-92,043	-	-92,043
Variation des Exchange rate gains / losses	-	-	-		-3,716	-3,716
Other movements	-	-	118	-	-	118
Shareholders' equity (Group part) at 31st December 2003	**57,221**	**155,984**	**193,430**	**-92,043**	**-11,028**	**303,564**
Increase of capital	-	40	-	-	-	40
Shares in holding company	-	-	-	-	-	-
Allocation of 2003 net income	-	-	-92,043	92,043	-	-
Dividends paid	-	-	-	-	-	-
Consolidated loss in 2004	-	-	-	-2,126	-	-2,126
Exchange rate gains / losses	-	-	-	-	2,235	2,235
Other movements	-	-	899	-	-739	160
Shareholders' equity (Group part) at 31st December 2004	**57,221**	**156,024**	**102,286**	**-2,126**	**-9,532**	**303,873**

8.2.4.9. Provisions for risks and charges

in € thousand)

	2004	2003
Provisions for risks and charges	88,645	91,780
Negative goodwill	9,261	6,518
Provision for deferred tax	5,097	4,883
TOTAL	**103,003**	103,181

(in € thousand)

	Value at start of financial year	Provisions of financial year	Write-backs of financial year (used)	Write-backs of financial year (not used)	Changes in consolidation schedule	Foreign exchange conversions	Other movements	Value at end of financial year
Provisions for pensions	39,115	4,569	(3,931)	(591)	(399)	(31)	1,224	39,956
Provisions for risks	32,510	10,809	(12,576)	(991)	369	(6)	2,552	32,667
Provisions for charges	20,155	1,258	(4,991)	(328)	-	(15)	(57)	16,022
TOTAL	91,780	16,636	(21,498)	(1,910)	(30)	(52)	3,719	88,645

At 31st December 2004, the principal components of provisions for risks are as follows:

in € thousand)

	2004
Social and tax risks	27,142
Client litigation	876
Other risks	4,650
TOTAL PROVISIONS FOR RISKS	**32,667**

Provisions for restructuring charges come to €13,978 thousand for a total of provisions for charges of €16,022 thousand.

The non-used provision write-backs concerning risks and charges provided for during the acquisition of companies, and realised during the allocation of the fair value of assets and liabilities, constitute an income of the financial year and as a counterpart are entered in the accounts as an exceptional amortisation.

The Arthur D. Little companies acquired in 2002 in the United Kingdom, Germany and Asia contribute to the total of provisions for retirement commitments.

8.2.4.10. Various debts and liabilities

(in € thousand)

	Value at start of financial year	New debts during financial year	Repayments during financial year	Changes in consolidation schedule	Exchange rate gains / losses	Other movements	Value at end of financial year
Convert. bond loans	355,670	230,000	-23,709	-	-	-	561,960
Accrued interest on bond loans	12,448	4,153	-830	-	-	-	15,772
Loans with credit establishments	218,718	40,800	-79,479	-652	16	-993	178,410
Other long-term debts	23,482	5,163	-7,627	-5	-6	548	21,554
TOTAL	610,318	280,116	-111,645	-657	10	-445	777,697

The long-term debt schedule at 31st December 2004 is as follows:

(in € thousand)

	Total	-1 year	1 to 5 years	+ 5 years
Convertible bond issue	577,732	347,732	230,000	-
Credit establishment	21,426	355	21,053	18
Special profit-sharing reserve	17,455	2,853	14,602	-
Others	161,084	157,603	3,383	98
TOTAL	777,697	508,543	269,038	116

Available cash stands at €397,709 thousand (€397,677 thousand net of depreciation).

The debts were contracted in currencies in and outside the Euro zone as follows:

(in € thousand)

Euro zone	775,316
Outside Euro zone	2,381

Most of the debts with credit establishments were contracted at variable interest rates for the most part indexed on the EURIBOR or EONIA reference rates.

Convertible bonds

The 3.5% convertible bond issued in July 2000 with the option of conversion into new shares and/or exchange for existing shares for the amount of €448.5 million consisting of 1,725,000 bonds with a par value of €260 (giving right to the subscription of 5,175,000 shares at €86.67 following the multiplication by three of the number of shares on 2nd January 2001), and for a duration of 4 years and 158 days, was reimbursed at the date of mature of 1st January 2005 for the amount of €343.5 million, including interest.

Prior to this reimbursement, the following transactions were carried out over the financial year:

- Repurchase by the Group of 91,035 convertible bonds whose cancellation generated an exceptional charge of €388,000;
- 155 bonds were converted into 499 shares.

The 3.75% convertible bond issue issued in July 2004 amounts at 31st December 2004 to €230 million consisting of 18,110,236 bonds with a par value of €12.70 for duration of 4 years and 176 days. The amount of interest accrued in 2004 payable at 1st January 2005 is €4.1 million.

Medium-term credit lines

Altran has an agreement with its bankers securing complete access to credit lines representing €150.6 million at 31st December 2004 with maturity dates stretching to 2009.

All of these credit lines would become due if failed to respect the maximum financial ratios given in the table below:

	31/12/2004	31/12/2005	31/12/2006	31/12/2007	31/12/2008	31/12/2009
Net debt / equity	1,4	1.15	1,0	1,0	1,0	1,0
Net debt / Ebitda	5.0	3,5	3	2,5	2	2

It being understood that Ebitda corresponds to Earnings Before Interest, Taxes, Depreciation, and Amortisation.

The Group's financial ratios at 31st December 2004, excluding employee profit sharing and accrued interest, are as follows:

Net financial debt / equity	1.1
Net financial debt / Ebitda before employee profit sharing	4.2

The company is not required to respect other significant covenants on the credit lines used.

The amount of the credit lines used and not covered by anticipated reimbursement comes to €20.6 million at 31st December 2004.

Group's medium-term credit lines amortisation table is given below:

	Dec. 04	June 05	Dec. 05	June 06	Dec. 06	June 07	Dec. 07	June 08	Dec. 08	June 09	Dec. 09
CADIF Fixed rate	20,631	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,562	-	-
CADIF Variable rate	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	-
Total CADIF	70,631	63,592	56,493	49,334	42,112	34,826	27,473	20,053	12,562	5,000	-
BNP Paribas Variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	-
SG Variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	-
TOTAL	**150,631**	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,562	13,000	-

8.2.4.11. Maturity of other accounts payable

(in € thousand)

	Gross amount	-1 year	1 to 5 years	+ 5 years
Trade accounts payable	63,821	63,821	-	-
Taxes and social charges	253,146	247,800	-	5,346
Debt on fixed assets	21,473	21,473	-	-
Other creditors	5,694	5,694	-	-
TOTAL	344,134	338,788	-	5,346

Payables related to fixed assets correspond to debts payable relating to the acquisition of tangible and intangible fixed assets (€821 thousand) and to payables for shares and additional instalments for acquisitions (Earn-Outs) to be paid (€20,652 thousand).

Social charges with a due date of more than 5 years concern employee profit sharing for the 2004 financial year.

8.2.4.12. Information on the sector

Revenues are generated:

- in France: €694,861 thousand
- outside France: €723,828 thousand

The breakdown of revenues by geographical area, in accordance with the internal organisational structure of the Group, is as follows:

	2004		2003	
	Revenues	% Revenues	Revenues	% Revenues
France	694,861	49.0%	658,574	49.2%
Italy	127,522	9.0%	121,975	9.1%
Spain	102,483	7.2%	108,656	8.1%
Germany	119,785	8.4%	112,992	8.5%
Great Britain	89,049	6.3%	88,204	6.6%
Switzerland	38,459	2.7%	45,411	3.4%
Benelux	102,121	7.2%	91,498	6.8%
United States of America	65,219	4.6%	38,512	2.9%
Sweden	24,905	1.8%	22,619	1.7%
Austria	8,371	0.6%	10,033	0.8%
Brazil	14,731	1.0%	11,264	0.8%
Portugal	12,960	0.9%	15,303	1.1%
Others	18,224	1.3%	12,720	1.0%
TOTAL	**1,418,689**	**100.0%**	1,337,761	100.0%

The breakdown of operating income and fixed assets per geographical zone and per sector of activity will be supplied as from 2005, such information now being available following the introduction in September 2004 of the new information system.

8.2.4.13. Income statement

8.2.4.13.1. Purchases and external expenses

(in € thousand)

	2004	2003
Purchases		
Material	12,828	5,195
Various	3,221	2,851
Total purchases	16,049	8,434
External expenses		
Subcontracting	81,313	67,445
Office rentals	46,638	42,433
Travel expenses	78,650	66,692
Fees and publicity	46,068	40,559
Various	72,780	67,508
TOTAL EXTERNAL EXPENSES	**325,449**	284,637

The development of external services is in particular linked to the increase in operational subcontracting and travel expenses, in line with the growth of turnover.

In addition, the exhaustive and more regular work carried out by the Statutory Auditors and the recourse to external service providers for external communication have resulted in an increase in the "Fees and publicity" entry compared to 2003.

8.2.4.13.2. Net financial income (expense)

	2004	2003
Net foreign exchange gain / (loss)	-5,070	-2,884
Interest convertible bond	-15,772	-14,978
Bank interest on other finance charges	-1,034	-5,233
Depreciation provision charge	-231	-179
Income from investments	2,498	3,264
Other net financial income and expenses	-3,860	-3,720
NET FINANCIAL INCOME (EXPENSE)	**-23,469**	-23,730

8.2.4.13.3. Net extraordinary income / (loss)

	2004	2003
Net income / (expense) from asset disposals	+35,666	-2,397
Net reversals or depreciation	+3,753	-30,340
Other exceptional operating charges	-4,085	-580
NET EXTRAORDINARY INCOME / (LOSS)	**+35,334**	-33,317

The extraordinary income/loss includes a profit of €33,407 thousand generated by the sale of the CSR shares, a provision reversal of €3820 thousand on two legal disputes and a charge on debt write-off of €1821 thousand in favour of DTS before it was sold by the Group. An exceptional provision has also been made in order to allow for the criminal risk relating to the legal proceedings initiated against Altran Technologies as a legal entity.

8.2.4.14. Corporate income tax

The corporate income tax expense is analysed as follows (in € thousand):

(in € thousand)

Current tax	-35,222
Other tax due on the income	-53
Deferred tax revenues	1,386
Carry back revenues	569
Tax surplus or deficit linked to tax consolidation	3,409
Tax credits family and sponsorship	181
TOTAL	-29,730

The subsidiaries situated in Italy, Spain, France and Portugal have concluded tax consolidation agreements applicable in 2004. The effects were felt most strongly in France with a tax saving of €9.2 million.

The average effective tax rate for 2004 comes to 42% of the pre-tax income.

The difference between corporate income tax charged and the standard tax calculated by applying the rate of French tax is explained as follows:

(in € thousand)

Theoretical income tax at the parent company rate of (34.33%)	-24,284
- Unused tax losses available to be carried forward	-5,115
- Differences in tax rates in countries other than France	2,790
- Other permanent differences	-3,121
Effective tax charge	-29,730
EFFECTIVE TAX RATE	42%

Analysis of deferred tax revenues

(in € thousand)

Temporary timing differences	1,579
Tax deficits	1,475
Consolidation restatements	-1,668
TOTAL	1,386

Provisions for deferred tax liabilities (€5,097 thousand) and deferred tax assets, recorded in other accounts receivable (€47,059 thousand), relate to deferred taxes calculated with regard to:

- timing differences, associated mainly with employee profit sharing, social security charges, expenses spread over several periods and deferred deductibility provisions;
- tax losses carried forward where the offset against future profits is considered likely. Their activation represents a tax saving of €28,305 thousand.

The total amount of tax deficits concerned by a deferred tax activation at 31st December 2004 comes to €85 million in base.

The tax deficits not giving rise to the recording of deferred tax assets due to uncertainty surrounding their recovery come to €125.9 million.

8.2.5. Other financial information

8.2.5.1. Stock options

The Extraordinary Shareholders' Meeting of 26th June 1996 authorised the Board of Directors to offer stock options to the Group's employees.

In addition, the meeting of the Board of Directors of 29th June 2004 adopted a stock-option plan in compliance with the authorisation granted by the Extraordinary and Ordinary Shareholders' Meeting of 28th June 2004 for a total number of 2,770,000 shares.

At the closure of the 2004 financial year, the principal characteristics of the plan were as follows:

Stock option plan	Plan 2000 *	Plan 2001 *	Plan 2003 *	Plan 2003 *	Plan 2004
Date of General Meeting	26/06/1996	17/06/1999	17/06/1999	17/06/1999	28/06/2004
Date of Board Meeting	11/04/2000	10/10/2001	11/03/2003	24/06/2003	29/06/2004
Number of shares that may be subscribed	845,792	642,880	3,948,993	336,191	2,762,000
Of which office holders	67,242	-	186,785	-	160,000**
Of which number of shares that may be subscribed by the 10 highest paid persons including the executive committee	144,892	85,708	875,218	106,734	490,000
Date from which options can be exercised	1/07/2004	10/10/2005	12/03/2007	25/06/2007	30/06/2008
Expiry date	11/04/2005	10/10/2006	11/03/2011	24/06/2008	29/06/2012
Subscription price (in €)	76.20	39.34	2.97	6.73	9.37
Number of shares subscribed at 31/12/2004	0	0	0	0	-

** After adjustments to the stock-option plans following the capital increase in cash with maintenance of the preferential subscription right of 23rd December 2003, in order to take into account the issue of 20.8 million new shares.*

*** Including 80,000 stock options allocated to Mr Eric Albrand CFO and "mandataire social" since 22nd September 2004.*

At 31st December 2004, the number of stock options granted in prior periods and not exercised at this date is 5,773,856. No option was raised in 2004 on a possible subscription of 2,405,838 with regard to the 1999 plan.

8.2.5.2. Commitments in relation to the retirement of employees

The commitments concerning the retirement of employees have been evaluated by Towers Perrin a firm of actuaries according to the schemes specific to the legislation of each country. They correspond to the rights acquired by the beneficiaries of these schemes. They are the result of an actuarial calculation and are based on the use of mortality tables. The Group's off-balance sheet commitments with respect to retirement payments come to €8230 thousand.

8.2.5.3. Other off-balance sheet commitments

All commercial and bank commitments at 31st December 2004 are summarised in the following table:

in € thousand)

	Total 31/12/03	Less than 1 year	1 to 5 years	More than 5 years	Total 31/12/04
Commitments given:					
- pledges, securities and guarantees given	36,735	24,446	11,325	15,359	51,130
- debts guaranteed by tangible securities	4,210	-	-	68	68
- discounted notes not yet matured	0	-	-	-	0
- capital leasing commitments	156	18	38	0	56
- no-competition clause for former employees:					
* gross amount	2,830	806	1,061	-	1,867
* social security taxes relating to no-competition clause in favour of former employees	990	282	371	-	653
- shareholdings: Additional purchase price consideration varying according to acquired companies future earnings usually paid over a five-year period	cf. §2.2.1	-	-	-	cf. §2.2.1
Commitments received:	-	-	-	-	-
- pledges, securities and guarantees received	3,407	-	-	-	-

The off-balance sheet commitment recorded concerning the Individual Right to Training for the Group as a whole is estimated at 99,253 hours.

In addition, a purchase option on 75% on the capital of Arthur D. Little Yuhan Hosea, currently held by Clayman, has been granted by the Group. It may be exercised between 15th December 2005 and 30th June 2011.

8.2.5.4. Information on current litigation

In the exercise of its activities the Group may be subject to legal action in the social or other spheres. Whenever a risk is identified by the Group, a provision is constituted as a matter of precaution and on the strength of legal advice.

Significant litigation

- A compromise was reached with the Dutch tax authorities on 22nd February 2005 concerning the tax adjustment pf DCE Consultants BV. The net cost for the Group, fully provisioned in the counts at 31st December 2004, comes to €7160 thousand.

  In view of the size of this provision, an additional sum of €1793 thousand was entered in the accounts at 31st December 2004.
- Three of the Group's companies are in dispute with Ilyad Value. The Group is claiming from Ilyad Value the balance of €3.5 million due in relation to studies and training modules sold to Ilyad Value in 2001. The receivable held in the Group's books for Ilyad Value has been fully provisioned. Ilyad Value is counter-claiming repayment of amounts it paid to the Group, increased by late interest payments. The Group considers, on the advice of its advisors, that the claim of Ilyad Value is groundless. It would appear that Ilyad Value lodged a complaint in March 2003 and took civil action against Altran Technologies with regard to service provision contracts concluded between Altran Technologies and Ilyad Value at the end of 2001. Altran Technologies has no information on these proceedings.
- Following the revocation of their respective mandates, two former executives of a subsidiary acquired by the Group in 2002 (Altiam), brought an action against Altran Technologies in the Commercial Court, claiming the sum of €10 million in earnout complements and damages. This claim is based on the loss of possible earnout payments over the remaining period. Altran Technologies has initiated a counter-claim against these two former executives for fraud on the occasion of the transfer of the subsidiary's shares, and seeks restitution of the price paid when the subsidiary was acquired plus damages. At the present time, the claims made by Altran Technologies amount to €6 million. A provision for this litigation was made in the accounts at 31st December 2003.
- In August 2001, the e-Consulting Group (ECG) brought an action against Altran Technologies in the Paris Commercial Court, claiming about €2.3 million in damages. This action was prompted by the decision of Altran Technologies, in June 2001, not to take a stake in the ECG capital. ECG considered this to be an unjustified decision for which Altran Technologies may be held liable.

The procedure was placed in the hands of the ECG receiver following the compulsory liquidation of ECG which took place in September 2001.

The procedure is still ongoing and no definitive decision has as yet been made.

In addition, certain ECG shareholders also brought an action against Altran Technologies in August 2001 in the Paris Commercial Court for the payment of about 3 million in damages. Like the ECG receiver, these shareholders hold against Altran Technologies its decision not to acquire an interest in the ECG capital.

This separate procedure is still ongoing and no definitive decision has as yet been made.

- In the summer of 2002, the COB (now the AMF) opened an enquiry into changes in the Altran Technologies share price.

  The Company was notified of the grievances held against and submitted its arguments in defence in October 2004.

  In this procedure, the Company runs the risk of a maximum administrative sanction of €1.5 million.

  This inquiry is still ongoing.

- The exhaustive work carried out by the Statutory Auditors on the accounts for the 2001 financial year and the first half of 2002 have resulted in adjustments to the accounts of the first half of 2002.

  A preliminary enquiry was then opened by the Paris Public Prosecutor's Office, becoming an investigation as from January 2003 into fraudulent dealing, forgery and spreading of false information liable to have an impact on share prices.

  In February 2003 Altran Technologies became a civil plaintiff in this investigation which is ongoing.

  The submission of the examining magistrate was heard for the first time in June 2004 in order to consider the offence of presenting accounts failing to give a true image of the Company. It was heard a second time in September 2004 in order to consider the offence of insider trading. As part of this investigation, several current or former executives and managers of the Company were indicted.

  In the context of this examination, thirteen physical persons or legal entities instituted civil actions.

  A complaint with institution of civil action has also been filed by APPAC (individual shareholders' association).

  In February 2003 Altran Technologies also lodged a complaint and took civil action concerning the share price destabilisation and rigging from which it claims to have suffered since the beginning of 2002.

  An examining magistrate was appointed and the investigation is ongoing.

  Finally, two complaints with institution of civil action were filed in October 2004 against certain executives by a former and a current Statutory Auditor of the Company, both concerning the same offence of hindrance to the functions of statutory auditors.

- In Spain, the Group is involved in two significant legal disputes:

  The Group's Spanish holding company is in preliminary litigation with former senior executives of one of its subsidiaries over the amount of earnout paid to them. They are also accused of diverting business towards satellite companies controlled by them and of the poaching of the Group's employees by these satellite companies.

  Some of these executives have filed a counter-claim against the subsidiary for wrongful dismissal.

  At the same time, the Spanish authorities have launched criminal actions against certain of these executives for fraud and attempted intimidation.

  A provision for this litigation was made in the accounts at 31st December 2004.

  The Spanish holding company has also brought an action against two former executives of another subsidiary in order to obtain repayment of earnout, plus damages for fraud when selling their shares. The Group's claim amounts to about €4 million.

- In Switzerland, the Group has filed a complaint against the former senior executives of one of its subsidiaries, seeking repayment in particular of the excess earnout paid over previous financial years.

  In this connection, the Company's Statutory Auditors made certain revelations to the prosecution.

- In Portugal, the Group is in arbitration with one of the former senior executives of one of its subsidiaries, accused of poaching clients and wrongful solicitation of employees.

- In France and Germany, the Group is involved in litigation with several of its former employees who are claiming wrongful dismissal.

At 31st December 2004 the total amount of provision made for all these legal disputes came to €25.6 million.

To the best of the Company's knowledge, there is no other litigation, arbitrage or extraordinary fact liable to have a significant impact on the financial situation, results, activity or the holdings of the company and the Group.

8.2.5.5. Significant events since 31st December 2004

8.2.5.5.1. Legal proceedings

With regard to ongoing legal investigations, Altran Technologies was convoked by the examining magistrate on 6th April 2005 in a procedure opened for forgery and the use of false documents, and the dissemination of false and misleading information.

At the end of this hearing, Altran Technologies was put under formal investigation for forgery, use of false documents and dissemination of misleading information. The maximum legal penalty incurred for these counts of indictment is €7.8 million. The company set aside a reasonable provision in its accounts at 31st December 2004 in order to allow for this risk.

8.2.5.5.2. Corporate governance

At the Board of Directors' meeting of 23rd March 2005, Christophe Aulnette was appointed CEO of Altran Technologies.

On 15th April 2005, the Board of Directors co-opted Mr Christophe Aulnette as member of the Board.

The Board also initiated the process of transforming the Company's articles of association, with a view to proposing an evolution towards a structure including a supervisory board and a management board to the General Shareholders' Meeting of 29th June 2005. This project was favourably received by the Works Council.

8.2.5.5.3. Sale of the outstanding CSR securities

CCL sold its line of CSR securities in January 2005 and realised a pre-tax gain of £5.1 million net of the share reverting to the employees.

8.2.5.6. Remuneration of executives

The total remuneration for the financial year to the members of the administrative and management organs in the exercise of their functions in the holding company and the businesses that it controls amounts to €3.2 million. Retirement commitments at 31st December 2004 amount to €1.1 million.

No credits or advances were granted to the members of the administrative and management organs.

8.2.5.7. Average number of employees

	2004	2003	2002
Managerial staff	15,481	15,346	16,013
Employees	1,035	1,511	1,609
TOTAL NUMBER OF EMPLOYEES	16,516	16,857	17,622

8.2.5.8. Methodology for calculating the payment of additional instalments (Earn-Outs)

Reminder of the earnout principle:

- The Group's acquisitions are paid by means of a fixed initial payment and an earnout programme, usually of 5 years;
- If there is no increase of net income in a given year compared to the highest historical level, there is no earnout payment for the year in question, except for companies accepting the new earnout formula;
- In the course of 2003 Altran gave companies under earnout the opportunity to adapt the earnout programme to include a dimension relating to the cash generation of these companies. Earnout beneficiaries were therefore asked to modify the earnout calculation: the coefficient applied to growth of income is reduced in return for:
  - payment of a fixed percentage of net income,
  - disbursement of earnout in function of changes in the company's client account. Thus a company with a client account representing 90 days of revenues will receive 75% of the earnout to which it would be entitled in view of its income, the balance of the earnout to be paid once the client account is in fact recovered.

For companies still operating under the old earnout formula, the calculation system is illustrated in the diagram below:


Earnout
Earnout
No Earnout
Earnout
Net income
N
N+1
N+2
N+3
N+4
Year

In order to estimate the earnout amounts that could be paid in the years ahead, Altran has evaluated future earnouts on the basis of the hypotheses listed below.

The Group has used three profit-growth hypotheses of the companies subject to earnout based on internal projections for 2004:

- Hypothesis of 5% growth in profits each year starting in 2006;
- Hypothesis of 10% growth in profits each year starting in 2006;
- Hypothesis of 15% growth in profits each year starting in 2006.

Lastly, in all the projections listed above, it should be noted that Arthur D. Little is considered as an ensemble of companies. In 2004, the Group also decided to exercise the options held on 3 entities of the Arthur D. Little Group, included in the future earnout evaluation scenarios presented below.

Hypothesis of 5% growth of net income of the companies subject to earnout


Cumulated profits of the companies under earnout between 2005 and 2008: €73.5 million
Cumulated earnout to pay between 2006 and 2009: €31.9 million
35
30
25
20
15
10
5
0
30.3
31
20.5
29.9
27
8.3
13.3
13
3.1
1
2005
2006
2007
2008
Hypothesis of net income of companies under earnout
Hypothesis of earnout to pay in N+1
Number of companies under earnout

Hypothesis of 10% growth of net income of the companies subject to earnout


Cumulated profits of the companies under earnout between 2005 and 2008: €76.2 million
Cumulated earnout to pay between 2006 and 2009: €34.9 million
35
30
25
20
15
10
5
0
30.3
31
20.5
31.3
27
10.0
14.6
13
4.4
1
2005
2006
2007
2008
Hypothesis of net income of companies under earnout
Hypothesis of earnout to pay in N+1
Number of companies under earnout

Hypothesis of 15% growth of net income of the companies subject to earnout


Cumulated profits of the companies under earnout between 2005 and 2008: €78.9 million
Cumulated earnout to pay between 2006 and 2009: €38.4 million
30.3
31
20.5
32.7
27
11.9
15.9
13
5.9
1
2005
2006
2007
2008
Hypothesis of net income of companies under earnout
Hypothesis of earnout to pay in N+1
Number of companies under earnout

The purpose of these scenarios is to allow shareholders and investors to construct their disbursement hypotheses over the coming financial years, linked to the acquisitions already made.

It should be noted that in the course of the 2004 financial year, the earnout contracts of six companies were terminated prematurely, reducing the number of companies benefiting from earnout from 37 to 31 for the 2005 financial year.

It should also be noted that 19 earnout companies are under the new earnout contract formula.

These adjustments are designed to improve the cover by the cash-flows generated by the companies subject to earnout of the payments made in their favour.

8.3 Other information

8.3.1. Fees of Statutory Auditors and members of their networks paid for by the Altran Technologies Group

In €

	Ernst & Young Audit				Deloitte & Associés			
	Amount		%		Amount		%	
	2004	2003	2004	2003	2004	2003	2004	2003
AUDIT								
- Auditorship, certification, examination of individual and consolidated accounts	1,222,050	1,288,800	82%	80%	1,996,195		100%	
- Other missions	0	0	0%	0%	0		0%	
Sub-total	**1,222,050**	**1,288,800**	**82%**	**80%**	**1,996,195**		**100%**	
OTHER SERVICES, WHERE APPROPRIATE								
- Legal, tax, social	260,318	317,131	18%	20%	0		0%	
- IT								
- Internal audit								
- Others (specify if > 10% of audit fees)								
Sub-total	**260,318**	**317,131**	**18%**	**20%**	**0**		**0%**	
TOTAL	1,482,368	1,605,931	100%	100%	1,996,195		100%	

8.3.2. First quarter sales 2005

First quarter sales of the Altran Group amounted to €355.8 million, up 4.3% on the first quarter of 2004 (€341.1 million). The Group's organic growth is up 5.1%.

In France, where the Altran Group achieved close to 49% of its total revenues, sales for the first quarter 2005 stood at €173.9 million. Business in France increased by 0.8%. Including the divestiture of a subsidiary during the course of the first quarter 2005, organic growth is up 0.9%

Outside France, sales represented 51% of the Group's total revenues, and stood at € 181.9 million, up 7.9%, compared to €168.6 million over the same period in the previous year. Incorporating the acquisitions and divestitures made during 2004 and the first quarter of 2005, organic growth was +9.6%.

The year 2004 sales were published according to French GAAP standards. Expenses billed at cost to costumers were integrated in the sales lines and accounted for approximately 1.6% of sales in 2004. In 2005 these expenses are accounted as a reduction of operating charges and are no longer accounted in sales, in line with IFRS recommendations.

Foreign exchange had a negative impact of 0.3% compared to the first quarter of 2004.

(in € million)

	1st quarter 2004	2nd quarter 2004	3rd quarter 2004	4th quarter 2004	2004	1st quarter 2005
Sales excluding contribution from acquired companies (a)	336.2	351.3	339.1	377.1	1 403.7	353.5
Contribution from companies acquired in 2004 (b)	1.5	1.3	3.2	1.9	7.9	1.5
Contribution from companies acquired in 2005 (c)	-	-	-	-	-	
Contribution of divested companies (d)	3.4	2.1	0.8	0.8	7.1	0.8
TOTAL SALES (A)+(B)+(C)+(D)	341.1	354.7	343.1	379.8	**1 418.7**	355.8

Total staff numbers for the Group stood at 16,378 at 31st March 2005, down by 68 with respect to 31st December 2004.

The Board of Directors reviewed the invoicing ratio and the inter-contract ratio. The Board of Directors wants these ratios to be reviewed by the Auditors as part of their 1st half 2005 results review. This ratio will then be published with the 1st half 2005 results.

Mr Dominique de Calan, Chairman of AGIRC and Deputy General Manager of the UIMM (Union des Industries Métallurgiques et Minières) was co-opted as director during the Board meeting of 4th May 2005.

8.3.3. Nomination of Mr Christophe Aulnette as Chairman and CEO

The Board of Directors of the Altran Group, meeting on Thursday 19th May 2005, took note of Mr Alexis Kniazeff's resignation from his position of director of the Altran Group.

Mr Kniazeff stressed "that he remained deeply attached both at a personal level and in his capacity as shareholder", to the Altran Group.

The Board of Directors then appointed Mr Christophe Aulnette to the functions of Chairman and CEO.

8.3.4. Additional information on retirement indemnities

The sum of 8.2 million euros largely consists of pension liabilities for French employees, representing 7.5 million euros. It amounted to 6.2 million as of December 31, 2003. The impact on 2004 operating income would have been 1.3 million euros had this liability been recognised in the Group's financial statements.

8.3.5. Additional information on the invoicing and inter-contract ratios

The invoicing and inter-contract ratios for Q1 and Q2 2005 will be published upon completion of the Auditors' review of the financial statements for the 1st half results of 2005. These ratios will subsequently be published on a quarterly basis.

9 PARENT COMPANY FINANCIAL STATEMENTS AT 31ST DECEMBER 2004

9.1 Financial statements at 31st December 2004

9.1.1. Balance sheet at 31st December 2004

(in € thousand)

ASSETS	31/12/2004			31/12/2003	31/12/2002
	Gross	Amort.& Prov.	Net	Net	Net
FIXED ASSETS	**283,920**	**20,282**	**263,638**	**181,450**	**170,759**
Intangible fixed assets	-	-	-	-	-
Patents, licences, trademarks	5,294	2,737	2,557	1,190	586
Intangible fixed assets in progress	27	-	27	202	919
Tangible fixed assets	-	-	-	-	-
Other tangible fixed assets	18,462	10,387	8,075	9,157	10,419
Tangible fixed assets in progress	71	-	71	1	-
Financial fixed assets	-	-	-	-	-
Investments in group companies and other investments	203,153	6,366	196,787	158,545	154,582
Loans and other financial assets	56,913	792	56,121	12,355	4,253
CURRENT ASSETS	**692,131**	**3,209**	**688,922**	**691,537**	**657,630**
Work in progress for services provided	165	51	114	120	112
Client receivables	36,299	3,158	33,141	40,823	94,020
Other receivables	654,900	-	654,900	644,742	529,568
Cash and marketable securities	767	-	767	5,852	33,930
ADJUSTING ACCOUNTS	**13,399**	-	**13,399**	**30,344**	**14,120**
Prepaid expenses	2,783	-	2,783	528	295
Deferred charges	4,842	-	4,842	1,176	2,431
Exchange adjustments on assets	5,774	-	5,774	28,640	11,394
TOTAL ASSETS	**989,450**	**23,491**	**965,959**	903,331	842,509

(in € thousand)

LIABILITIES	31/12/2004	31/12/2003	31/12/2002
SHAREHOLDERS' EQUITY	**279,334**	**261,653**	**147,453**
Capital	57,221	57,221	46,817
Share premium account	156,024	155,984	20,462
Legal reserve	4,682	4,682	4,586
Retained earning/loss	43,767	75,492	72,040
Profit for the period / loss	17,640	-31,726	3,548
PROVISIONS FOR LOSSES AND CHARGES	**15,526**	**36,028**	**13,002**
LIABILITIES	**670,014**	**605,295**	**680,444**
Convertible bonds	577,732	442,932	446,251
Loans and borrowings from financial institutions	22,603	30,132	69,807
Other loans and borrowings	8,244	73,501	92,037
Trade creditors	21,182	23,618	32,871
Taxes and social charges	32,752	33,190	33,458
Creditors for fixed assets	1,651	484	5,235
Other liabilities and prepayments received	5,850	1,438	785
ADJUSTING ACCOUNTS	**1,085**	**355**	**1,610**
Deferred income	1,064	81	122
Exchange adjustments on liabilities	21	274	1,488
TOTAL LIABILITIES	965,959	903,331	842,509

9.1.2. Income statement at 31st December 2004

(in € thousand)

INCOME STATEMENT	31/12/2004	31/12/2003	31/12/2002
Revenues	169,422	193,061	230,983
Production held as inventory	45	7	112
Production capitalised	1,217	202	-
Grant income	46	4	373
Reversal of provisions and transfer of charges	6,588	1,299	438
Other operating income	192	184	566
Operating income	**177,510**	**194,757**	**232,472**
Other purchases and external expenses	73,895	79,936	95,227
Income tax and similar	5,783	5,664	5,260
Salaries and benefits	80,654	83,634	86,800
Employee social charges	33,563	35,850	36,825
Depreciation and provision allowance	6,898	4,957	6,080
Other expenses	2,113	790	32
Operating expenses	**202,906**	**210,831**	**230,224**
OPERATING INCOME	**-25,396**	**-16,074**	**2,248**
Investment income	85,370	39,419	47,902
Investment expenses	47,434	54,968	60,647
NET FINANCIAL INCOME (EXPENSE)	**37,936**	**-15,549**	**-12,745**
INCOME BEFORE TAX	**12,540**	**-31,623**	**-10,497**
Extraordinary income	5,055	596	8,082
Extraordinary expenses	10,240	8,843	2,038
NET EXTRAORDINARY INCOME / (LOSS)	**-5,185**	**-8,247**	**6,044**
Income tax (revenues)	-10,285	-8,144	-8,001
NET INCOME / LOSS	**17,640**	-31,726	3,548

9.2 Notes to the parent company financial statements at 31st December 2004

9.2.0. Accounting principles and methods

General accepted accounting principles have been applied respecting the principle of prudence in accordance with the fundamental concepts of:

- going concern basis;
- consistent accounting policies between accounting periods;
- accrual basis;

and in accordance with the general rules for the preparation and presentation of annual financial statements.

The underlying principle for the valuation of items recorded in the accounts is the historical cost principle.

9.2.1. Intangible fixed assets

Tangible fixed assets are valued at their acquisition or production cost.

These assets correspond to software bought or created and to trademarks.

Software created and intended for internal or commercial use are principally entered as charges. However, they may be entered as assets when the following conditions are respected:

- the project is clearly identified and monitored on an individual and consistent basis;
- the project is expected to be technically viable;
- the project is expected to be commercially profitable for software destined for rental, sale or distribution;
- the Company has declared its intention to produce, market or use internally the relevant software;
- the expenses that are capitalised are direct expenses, whether internal or external, incurred in the analysis, programming, testing and documentation phases for the software development.

Amortisation is calculated using a straight-line method based on the forecast life of the software from 12 months to 5 years.

The trademarks correspond to trademark registration costs. Trademarks are not amortised.

9.2.2. Tangible fixed assets

These correspond to furnitures, office material, computer material and office furniture.

They are evaluated at their acquisition cost.

Amortisation is calculated using the straight-line method over their estimated economic lives:

Furnitures	10 years
Computer and office equipment	4 years
Office furniture	10 years

9.2.3. Investments in Group companies and other investments

The gross value of Group shareholdings and other investments appearing in the balance sheet comprise their acquisition cost.

The acquisition price for investments in Group companies is, in most cases, a fixed component settled at the time of acquisition and additional instalments varying according to the evolution of future profits of the company over a period, generally 5 years.

The additional instalments to be paid in year N+1 on the results of year N are entered in assets in counterpart to the "Payables to fixed assets" post.

The additional instalments to be paid for future years constitute off-balance sheet commitments.

The inventory value of shareholdings is their value of use for the business.

This value is calculated by taking into account a valuation of the business carried out on the basis of forecast profitability (revenues, EBIT, cash flows and growth rates) weighted by the cash situation and the current accounts, that is to say taking into account the value of the revalued shareholders' equity.

An amortisation provision is constituted where the inventory value as defined is less than acquisition value.

9.2.4. Work in progress for services provided

Work in progress for services provided was valued at 31st December 2004 at cost price when all the formal conditions required to recognise the percentage of completion were not completely fulfilled.

A provision for depreciation is made when the inventory value is less than nominal value.

9.2.5. Receivables

Receivables are valued at nominal value.

With regard to advances to the subsidiaries, the inventory value of these receivables follows the depreciation logic adopted for the long-term securities.

A provision for depreciation is made when the inventory value is less than nominal value.

Information concerning the factoring operations:

Client receivables	€33,574 thousand
Current account and Factoring guarantee	€5,462 thousand
Short-term Factoring advance	€28,112 thousand

9.2.6. Transactions in foreign currencies and exchange translation adjustments

Revenues and expenses in foreign currencies are recorded at the exchange rate in force at the date of the relevant transaction. Payables, receivables and cash balances in foreign currencies appear in the balance sheet using the exchange rate applicable at the end of the period.

The differences arising from the adjustment of foreign exchange payables and receivables to the closing rate at the end of the period are recorded in the balance sheet. They appear as foreign exchange adjustments in the case of currencies outside the euro zone and any unrealised losses are provisioned.

9.2.7. Long-term contracts and revenue recognition

The turnover corresponds to the amount of the services provided and sales of material linked to the Group's usual activities.

In the context of a global contract (where the services provided are spread over at least two periods), the following rules apply.

Turnover and income are accounted for according to the percentage of completion method when the following conditions are met:

- inventory and evaluation of work in progress at the end of the period;
- acceptance by the other contracting party, either as provided for in the contract, or when observable in practice;
- existence of management or accounting systems capable of ratifying the percentage of completion and the revision of income, expense and profit forecasts as a project progresses.

Services carried out that do not fall into the above-mentioned categories are recorded at the cost price in "Work in progress".

9.2.8. Convertible bond issue

In July 2004 Altran Technologies issued bonds with option to be converted and/or exchanged for new or existing shares for an amount of €230 million, made up of 18,110,236 bonds with a par value of €12.70 for a duration of 4 years and 176 days.

The bonds bear a coupon of 3.75% per annum, payable in arrears on 1st January of each year.

This operation has diversified the sources of finance and extended the average maturity. The funds raised have in particular been used to repay the convertible bond issued in July 2000 and maturing on 1st January 2005, for a residual nominal amount at 31st December 2004 of €331.9 million and €11.6 million in accrued interest after purchase of 91,035 convertible bonds in shares in the course of 2004.

The 3.5% convertible bond issued in July 2000 with the option of conversion into new shares and/or exchange for existing shares for the amount of €448.5 million consisting of 1,725,000 bonds with a par value of €260 (giving right to the subscription of 5,175,000 shares at €86.67 following the multiplication by three of the number of shares on 2nd January 2001), and for a duration of 4 years and 158 days, was reimbursed at the date of maturity of 1st January 2005 for the amount of €343.5 million, including interest.

9.2.9. Medium-term credit lines

Altran Technologies has an agreement with its bankers securing complete access to credit lines representing €150.6 million at 31st December 2004 with maturity dates stretching to 2009.

All of these credit lines would become due in the event of failure to respect the maximum financial ratios given in the table below:

	31/12/2004	31/12/2005	31/12/2006	31/12/2007	31/12/2008	31/12/2009
Net debt / equity	1.4	1.15	1.0	1.0	1.0	1.0
Net debt / Ebitda	5.0	3.5	3	2.5	2.0	2.0

It being understood that Ebitda corresponds to Earnings Before Interest, Taxes, Depreciation, and Amortisation.

The Group's financial ratios at 31st December 2004, excluding employee profit sharings and accrued interest, are as follows:

Net financial debt / equity	1.1
Net financial debt / Ebitda before employee profit sharing	4.2

The company is not required to respect other significant covenants on the credit lines used.

The amount of the credit lines used and not covered by anticipated by reimbursement comes to €20.6 million at 31st December 2004.

Group's medium-term credit lines amortisation table is given below:

	Dec. 04	June 05	Dec. 05	June 06	Dec. 06	June 07	Dec. 07	June 08	Dec. 08	June 09	Dec. 09
CADIF Fixed rate	20,631	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,562	-	-
CADIF Variable rate	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	-
Total CADIF	70,631	63,592	56,493	49,334	42,112	34,826	27,473	20,053	12,562	5,000	-
BNP Paribas Variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	-
SG Variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	-
TOTAL	150,631	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,562	13,000	-

9.2.10. Deferred charges

The costs of issuing the 2004 convertible bond loan are depreciated over 4 years and 176 days.

The accounting counterpart of these deferred charges is in expense transfer.

9.2.11. Provisions for risks and charges

Provisions for risks and charges are constituted when, at the closure of the financial year, the Group has an obligation towards a third party which will probably or certainly lead to a commitment of resources in favour of the third party, without an at least equivalent counterpart expected from the said third party.

The estimated amount of the provision corresponds to the resource commitment which the Group will probably have to make in order to liquidate its obligation.

The principal provisions for risks and charges to be made by the Company include the estimated costs of disputes, court cases and claims by third parties or former employees.

A provision for foreign exchange loss has been constituted for the amount of unrealised losses on foreign exchange.

9.2.12. Detailed assets and liabilities tables and income statement

(in € thousand)

FIXED ASSETS	Gross value at start of financial year	Acquisitions	Disposals, transfers or write-offs	Gross value at end of financial year
Intangible fixed assets:				
Patents, licences, trademarks	3,083	2,211	0	5,294
Intangible fixed assets in progress	202	27	202	27
TOTAL 1	3,285	2,238	202	5,321
Tangible fixed assets:				
Other tangible fixed assets	17,615	1,145	298	18,462
Tangible fixed assets in progress	1	71	1	71
TOTAL 2	17,616	1,216	299	18,533
Financial fixed assets:				
Investments in group companies and other investments	164,114	44,300	5,261	203,153
Loans and other financial assets	13,085	64,641	20,813	56,913
TOTAL 3	177,199	108,941	26,074	260,066
OVERALL TOTAL (1 + 2 + 3)	198,100	112,395	26,575	283,920

(in € thousand)

DEPRECIATION	Amount at start of financial year	Increases	Decreases	Amount at end of financial year
Intangible fixed assets:				
Patents, licences, trademarks	1,893	844	-	2,737
TOTAL 1	1,893	844	-	2,737
Tangible fixed assets:				
Other tangible fixed assets	8,458	2,183	254	10,387
TOTAL 2	8,458	2,183	254	10,387
OVERALL TOTAL (1 + 2)	10,351	3,027	254	13,124

(in € thousand)

PROVISIONS RECORDED IN THE BALANCE SHEET	Amount at start of financial year	Increases	Decreases	Amount at end of financial year
Investments in group companies and other investments	5,569	1,376	579	6,366
Other financial assets	730	62	0	792
Inventories	0	51	0	51
Client receivables	2,430	804	76	3,158
Provisions for risks and litigation	7,387	5,806	3,441	9,752
Provisions for foreign exchange loss	28,641	5,774	28,641	5,774
TOTAL	44,757	13,873	32,737	25,893

Of which used provision reversal for:	23,371
(of which client €76 thousand, risk €655 thousand, foreign exchange €22,640 thousand)	
Of which unused provision reversal for:	9,366
(of which participation €579 thousand, risk €2,786 thousand, foreign exchange €6,001 thousand)	

The principal risks and litigations are described in the "Significant litigation" paragraph of the notes.

(in € thousand)

ACCOUNTS RECEIVABLE MATURITY SCHEDULE	Gross amount	Up to 1 year	More than 1 year Less than 5 years	More than 5 years
Fixed asset receivables				
Receivables related to group shareholdings	13,620	-	-	13,620
Loans	50,112	1,095	46,736	2,281
Other financial assets	6,801	98	6,703	-
Current asset receivables				
Client receivables	36,299	36,299	-	-
Personnel and social charges	837	837	-	-
State	31,991	11,257	20,734	-
Group and associated companies	620,544	620,544	-	-
Other receivables	1,100	1,100	-	-
Prepaid expenses	2,783	2,783	-	-
TOTAL	764,087	674,013	74,173	15,901

The receivable on the state at more than 1 year corresponds to a carry-back receivable.

(in € thousand)

ACCOUNTS PAYABLE MATURITY SCHEDULE	Gross amount	Up to 1 year	More than 1 year Less than 5 years	More than 5 years
Convertible bonds	577,732	347,732	230,000	-
Bank loans and credit facilities	22,603	6,109	13,931	2,563
Other loans and borrowings	5,920	1,216	4,704	-
Group and associated companies	2,324	2,324	-	-
Trade creditors	21,182	21,182	-	-
Taxes and social security payroll charges	32,752	32,752	-	-
Creditors for fixed assets	1,651	1,651	-	-
Other creditors	5,778	5,778	-	-
Deferred income	1,064	1,064	-	-
TOTAL	671,006	419,808	248,635	2,563

Most of the debts with credit establishments were contracted at variable interest rates for the most part indexed on the EURIBOR or EONIA reference rates. These financial debts were contracted in euros. The Company has not subscribed to any interest swap contracts.

(in € thousand)

INVESTMENTS IN RELATED COMPANIES AND BUSINESSES	
Investments	189,520
Receivables related to group shareholdings	13,620
Loans	46,900
Work in progress for services provided	33
Client receivables and prepayments	25,325
Other receivables and prepaid expenses	621,799
Other loans and borrowings	2,318
Trade creditors	10,370
Other creditors and deferred income	5,332

(in € thousand)

EXPENSES AND INCOME CONCERNING THE RELATED COMPANIES	
Operating income	38,721
Operating expenses	-25,750
Investment income	55,320
Investment expenses	-1,011
Extraordinary income	2,076
EXTRAORDINARY EXPENSES	-5,132

(in € thousand)

ACCRUED INCOME	
Financial fixed assets	52
Client receivables and prepayments	4,787
Other receivables	575
Tax and social security receivables	1,938
Cash and cash equivalents	327
TOTAL	7,679

(in € thousand)

ACCRUED EXPENSES	
Convertible bonds	15,772
Bank loans and credit facilities	135
Other loans and borrowings	893
Trade creditors	7,118
Taxes and social security payroll charges	12,920
Creditors for fixed assets	1,347
Other creditors	5,454
TOTAL	43,639

(in € thousand)

PREPAID EXPENSES AND INCOME	Expenses	Income
Operating income and expenses	2,783	1,064
TOTAL	2,783	1,064

(in € thousand)

EXPENSES TO BE SPREAD OVER SEVERAL FINANCIAL YEARS	Net amount
Net expenses to be spread (expenses related to the issue of the 2009 Océane spread over 4 years and 176 days)	4,842
TOTAL	4,842

COMPOSITION OF THE SHARE CAPITAL	Number	Nominal value
Share capital at the beginning of the period	114,441,715	0.5 euro
Share capital at the end of the period	114,442,214	0.5 euro

(in € thousand)

BREAKDOWN OF NET EARNINGS	
Breakdown by business sector:	
Provision of services	169,422
TOTAL	169,422
Breakdown by geographical market:	
Sales in France	153,128
Sales outside France	16,294
TOTAL	169,422

Income tax and tax consolidation

A tax consolidation system was introduced in 2004, with Altran Technologies as head of the Group.

Virtually all of the French subsidiaries are fully assimilated in the tax consolidation schedule.

All the tax consolidation agreements were signed in December 2003.

These agreements essentially cover the following points:

General principle

The principle adopted is that of neutrality according to which, insofar as possible, the subsidiaries are required to record in their accounts, throughout the period of consolidation in the Group, an income tax expense or income, additional contributions and the annual assumptive assessment (IFA – Imposition forfaitaire annuelle) analogous to what they would have recorded if they had not been consolidated.

Income tax

The subsidiaries record, for each financial year, the income tax they would have paid if they had never been consolidated.

In practical terms, this refers to the income tax determined, after deduction of previous deficits.

This operation gives rise to an Altran Technologies loan to the subsidiaries for an identical amount.

The subsidiaries cannot opt for the carry-back of their deficit over the period in which they belong to the Group.

Fixed annual taxation

The amounts are paid by the subsidiaries of Altran Technologies under common law conditions and are chargeable to the income tax due to Altran Technologies during the legal allocation period.

General and dividend tax credits

These credits, whether or not reimbursable by the Treasury, are deducted from the income tax due by the subsidiaries in application of the regulations.

Deficit carry-back receivables

The carry-back receivables of subsidiaries created before the consolidation period are not chargeable to the income tax owed by the subsidiaries.

As a counterpart, the subsidiaries may transfer the receivable(s) to Altran Technologies under the conditions stipulated in Article 223G of the General Tax Code.

Details of income tax payment

During the financial year in which they are consolidated, the subsidiaries play the four income tax instalments directly to their tax office, together with the IFA due for this financial year and, where appropriate, contribution instalments due.

As from the second financial year of consolidation, the subsidiaries pay Altran Technologies the tax instalments, the additional contributions and the liquidation under common law conditions. The same applies for the IFA and the occupancy tax due.

The registration of these amounts with Altran Technologies in the subsidiaries' current account is not interest-bearing.

Duration

The agreement is concluded for the duration of the subsidiaries' consolidation, i.e. 5 (five) years as from 1st January 2004.

Details of withdrawal from the group

The subsidiaries are withdrawn from the Group if one of the conditions stipulated by Article 223A of the General Tax Code for forming part of the Group is no longer met.

The effects of withdrawal from the Group are produced retroactively on the first day of the financial year during which the event causing the withdrawal occurs.

The subsidiaries once again become liable for tax directly on the income and the net long-term gain realised at the end of the financial year during which the event causing the withdrawal occurs.

Impact of tax consolidation in 2004

The income tax paid by the subsidiaries is entered in their own accounts and then transmitted to the Altran Technologies accounts via the current accounts: this income tax is recorded as income at Altran Technologies for €19,290 thousand.

The global income tax amount, calculated on the Group's global income, is recorded as an expense by Altran Technologies for €9,103 thousand.

Provision is made in the Altran Technologies accounts for the tax saving related to the subsidiaries' deficits for the amount of €1383 thousand.

(in € thousand)

BREAKDOWN OF INCOME TAX	Book earnings / (loss)	Tax
Underlying earnings / (loss)	12,540	-8,227
Net extraordinary income /(loss)	-5,185	874
Neutralisation individual Altran Technologies income tax	-	7,353
Individual subsidiaries income tax; global tax consolidation income tax; general tax credits	10,285	-10,285
NET INCOME / (LOSS)	17,640	10,285

(in € thousand)

DETAIL OF TAX ON UNDERLYING EARNINGS	Base	Rate	Tax
Underlying earnings	**12,540**	**33.33**	**4,180**
Reversals: Organic 2004	**290**	**33.33**	**97**
Deferred amortisation 2004	62	33.33	21
Surplus amortisation 2004	163	33.33	54
Taxes / vehicles 2004	194	33.33	65
Exchange rate gains / losses - assets 2003 & 2004	34,414	33.33	11,471
Exchange adjustments on liabilities 2004	21	33.33	7
ADL rate adjustments 2004	308	33.33	103
Provisions for securities depreciation 2004	1,376	33.33	459
Non-deductible directors' fees 2004	133	33.33	45
Deductions			
Organic 2003	266	33.33	89
Dividends from subsidiaries 2004	35,201	33.33	11,733
Exchange adjustments on liabilities 2003	274	33.33	92
Exchange rate gains / losses - assets 2003 et 2004	34,414	33.33	11,471
Income SNC GMTS 2004	3,442	33.33	1,147
Unrealised gains on marketable securities 2003	13	33.33	4
Reversal depreciation shares PVLT 2004	579	33.33	193
TOTAL	-24,691		-8,230

(in € thousand)

DETAIL OF EXTRAORDINARY TAX AND INCOME TAX	Base	Rate	Tax
Net extraordinary income / (loss)	-5,185	33.33	-1,728
Loss on transfers of securities 2004	3,056	33.33	1,018
Fines 2004	2	33.33	1
Tax provision for subsidiaries deficit 2004	1,383	33.33	461
Foundation expenses admitted to credit 2004	91	33.33	30
Non-deductible provisions 2004	3,274	33.33	1,092
Sub-total Result	**2,621**	**33.33**	**874**
Sub-total neutralisation Altran Technologies individual income tax			**7,353**
Income tax for whole of tax consolidation			9,103
Subsidiaries income tax transmitted to tax consolidation			-19,290
Tax credit Sponsorship family			-98
Sub-total global income tax, individual income tax, credits			**-10,285**
GENERAL TOTAL			10,285

(in € thousand)

LEASING	Office material	Total
Original value		
Amortisation:		
Cum. from previous periods	7	7
Charge for the period	2	2
TOTAL	9	9
Rentals paid:		
Cum. from previous periods	10	10
Financial year	1	1
TOTAL	11	11
Rentals outstanding:		
Up to 1 year	0	0
1 to 5 years	0	0
TOTAL	0	0
Residual values:		
More than 1 year to 5 years max	0	0
TOTAL CHARGE FOR THE PERIOD	2	2

(in € thousand)

COMMITMENTS GIVEN	
Pledges and guarantees in favour of subsidiaries	34,348
Pledges and guarantees in favour of ext. third parties	1,365
Factoring commitments	33,574
Pension commitments (I.D.R.)	2,606
No-competition clause in favour of former employees and executives (with social charges)	2,511
Supplementary acquisition costs, variable according to the Company's future results: NC Not costed	NC
Individual Training Right	18,844 hours
COMMITMENTS RECEIVED	
Revolving credit	130,000

(in € thousand)

INCREASES AND DECREASES OF FUTURE TAX DEBT	Amount	Tax
Nature of temporary differences		
Reductions: Organic 2004	290	97
Foreign ex. conversions liabilities 2004	21	7
Long-term loss 2004	3,856	733
Non-deductible provisions 2004	3,274	1,092
TOTAL	7,441	1,929

Remuneration of executives *(in € thousand)*

The total remuneration for 2004 to members of the administrative and management organs of Altran Technologies amounted to €2,690 thousand.

Pension community life for these members came to €1,117 thousand at 31st December 2004.

The members were not granted any credit or advance in the course of the 2004 financial year.

TOTAL NUMBER OF EMPLOYEES	Salaried workforce
Managerial staff	1,584
Employees	114
TOTAL	1,698

(in € thousand)

CHANGE IN SHAREHOLDERS' EQUITY	Value at start of financial year	Movement on the capital		Income allocation N-1	Income year N	Value at end of financial year
Description		Increase of capital	Decrease of capital			
Capital	57,221					57,221
Share premium account	155,984	40				156,024
Legal reserve	4,682					4,682
Retained earning/loss	75,492			-31,726		43,766
Profit / loss for the period	-31,726			31,726	17,640	17,640
SHAREHOLDERS' EQUITY	261,653	40		0	17,640	279,333

Altran Technologies does not possess securities in its own right.

(in € thousand)

DETAIL OF FINANCIAL EXPENSES AND INCOME AT 31/12/04	Investment expenses	Investment income
Interest on group current account	925	-
Interest on bank loans	1,309	-
Interest on bond loan	15,772	-
Interest on employee profit sharing	317	-
Interest on overdraft	16	-
Interest on merged scales	86	-
Interest on revolving credit	819	-
Foreign exchange losses	20,383	-
Financial expenses on factoring	596	-
Provisions on foreign exchange	5,774	-
Provisions on investments	1,376	-
Provisions on other investments	61	-
Dividends	-	37,952
Interest on group current account	-	17,326
Interest on loans	-	43
Foreign exchange gains	-	770
Income on sale of marketable securities	-	20
Other financial income	-	39
Reversal of provisions on foreign exchange conversions	-	28,641
Reversal of provisions in investments	-	579
TOTAL FINANCIAL EXPENSES AND INCOME	47,434	85,370

(in € thousand)

DETAIL OF EXTRAORDINARY EXPENSES AND INCOME AT 31/12/04	Extraordinary expenses	Extraordinary income
Penalties and fines	32	-
Other extraordinary expenses	132	-
Net book value of fixed assets sold	5,135	-
Various extraordinary expenses	388	-
Provisions for extraordinary contingencies and losses	4,363	-
Extraordinary depreciation of fixed assets	189	-
Other extraordinary income	-	23
Income from sale of fixed assets	-	2,079
Rebate on bond purchase	-	167
Reversal on provisions for extraordinary contingencies and losses	-	2,786
TOTAL EXTRAORDINARY EXPENSES AND INCOME	10,239	5,055

9.2.13. Significant events during the year

Auditorship, certification

The scope of the Statutory Auditors was significantly strengthened in the course of the 2004 financial year.

The General Shareholders' Meeting of June 2004 appointed Deloitte as co-auditor the Group alongside Ernst & Young.

All auditing work involves a large number of discussions with the financial management and the submission of a detailed report to the Audit Committee.

Changes to the internal audit environment

The internal audit system should prevent and control risks resulting from the activity of the Group's entities as well as the risks of error and fraud, particularly of an accounting and financial nature. The system contributes to the transparency of the organisation, to the protection of the Group's assets, and to the improvement of performance and cost control.

However, as with all systems of control, it cannot absolutely guarantee the total elimination of such risks.

Measures taken with a view to strengthening internal auditing

Creation of an internal audit department

An Internal Audit Department was created in 2004.

At the recommendation of the Audit Committee, the Board of Directors decided to externalise this function. Following a call for tenders, the function was entrusted to Price Waterhouse Coopers.

By outsourcing this function the Group benefits from the experience and methodological tools of the selected firm, and at the same time makes the function more independent.

It also ensures the homogeneity of methods and provides access to adequate resources within each of the Group's sites depending on the subjects to be addressed and Group priorities.

The Internal Audit Department reports to the Chairman and to the Audit Committee. It carries out its missions within the framework of an internal audit charter whose terms have been approved by the Audit Committee.

A list of the Group's risks has been drawn up, based on a series of meetings with the principal operational and functional managers. This list enables the Group to identify and prioritise the risks and to distinguish the total risk and the degree to which it is controlled by the internal audit systems.

A long-term audit plan has been presented and approved by the Audit Committee with the aim of providing total cover of all the Group's entities over a three-year audit cycle.

The first internal audit missions were initiated in the last quarter of 2004. The management of the Internal Audit Department meets the Strategic Committee once a month in order to adapt their missions as closely as possible to the Group's operational needs.

Implementation of new internal audit procedures

The Group has continued to elaborate and deploy procedures designed to strengthen internal audit, standardise practices within the Group and optimise its functioning.

The work is spearheaded by a steering committee consisting of the CFO, regional directors and the Group Legal Manager. The Steering Committee is responsible for validating the framework procedures and for applying them throughout the Group's entities in the course of 2004.

As part of a risk evaluation, the subjects of the framework procedures have been defined by this committee.

The priorities are all directly or indirectly concerned with the elaboration and treatment of financial and accounting information. They have been grouped within a first batch which includes the following procedures:

- "Closing of the accounts": rules guaranteeing the reliability and sincerity of the account statements, particularly on the recognition of revenue;
- "Management of bank accounts": opening of accounts, signature authorisations, reconciliation and control of bank accounts;
- "Cash management": rules concerning the centralisation of cash management, control of working capital requirements;
- "Management of financial and off-balance sheet commitments": rules and controls for monitoring these commitments; forbidden operations and operations subject to authorisation;
- "Management and follow-up of price complements" in the case of acquisition of subsidiaries: rules and controls guaranteeing the proper management of the price complements paid and the follow-up of acquisition contracts.

For the deployment of the procedures of this first batch, as of those in the other batches, auto-evaluation questionnaires are used for the purposes of drawing up action plans for each company.

With regard to the first batch, the deployment has totally been carried out within the company.

A second batch comprises procedures of a more organisational nature and covers the following subjects:

- "Legal organisation": rules and principles relating to the legal management of each subsidiary entity and the framework of relations with external consultants;
- "Management of risks and legal disputes": rules and principles allowing the subsidiary entities to manage litigation and disputes with the minimum legal security required by the Group;
- "Purchases and the management of suppliers": rules guaranteeing the correct functioning of purchasing and supplier relations, in the interest of the company;
- "Administrative and accounting management of the personnel";
- "Taxation";
- "Management of boards and periodical reviews" in order to organise (for France at this stage) the arrangements for the follow-up of subsidiaries by the shareholders' representatives.

The procedures for this second batch have been drawn up and approved by the Steering Committee. They are currently being implemented in the company. The objective is to ensure that the company is in conformity by the end of June 2005, prior to a deployment in all the subsidiaries over the second half of 2005.

A third batch of procedures covers the following subjects:

- "Contractual legal policy": rules and principles allowing the subsidiary entities to negotiate and conclude agreements with the minimum legal security required by the Group;
- "Management of sales and client follow-up": rules for guaranteeing the sales cycle and the proper working of client relations;
- "Recruitment, training and career management";
- "Security of access to sensitive information";
- "Acquisitions of subsidiaries".

The procedures contained in this third batch are in the process of being validated.

The efficient application of these procedures will be checked by the internal audit and the Statutory Auditors as part of their mission.

Implementation of a new reporting and consolidation tool

In 2004, the Group decided to acquire a new tool enabling it to meet the following requirements:

- Statutory consolidation;
- Management reporting;
- Passage to IFRS standards.

After a call for tenders, the Group chose to adopt a software package developed by Cartésis called "Magnitude", which is used in many large French groups.

This tool was deployed in September 2004, since when it has been used each month for the transmission of accounting data and operational reporting. It has also been used for the consolidation of the 2004 annual accounts.

Thanks to this new tool, the management concepts adopted within the Group have been redefined and unified. Such essential indicators as the follow-up of the numbers of consultants invoiced or otherwise have now been standardised are consolidated in a relevant way at Group level. The tools also makes it easier to exploit the data transmitted each month from the subsidiaries.

The introduction of this tool has required training sessions for the accounting teams within the Group's subsidiaries The sessions have also been used to improve the standardisation of accounting work in the various countries in which the Group is present.

In 2005, further developments are programmed in order to improve the tool's ergonomics and to facilitate its use at each level of management (region, perimeter, company). There will also be scope for further training of the local accounting teams in order to improve the quality of the source-information.

Stock options

The Extraordinary Shareholders' Meeting of 26th June 1996 authorised the Board of Directors to offer stock options to the Group's employees.

In addition, the meeting of the Board of Directors of 29th June 2004 adopted a stock-option plan in compliance with the authorisation granted by the Extraordinary and Ordinary Shareholders' Meeting of 28th June 2004 for a total number of 2,762,000 shares.

At the closure of the 2004 financial year, the principal characteristics of the plan were as follows:

Stock option plan	Plan 2000 *	Plan 2001 *	Plan 2003 *	Plan 2003 *	Plan 2004
Date of General Meeting	26/06/1996	17/06/1999	17/06/1999	17/06/1999	28/06/2004
Date of Board Meeting	11/04/2000	10/10/2001	11/03/2003	24/06/2003	29/06/2004
Number of shares that may be subscribed	845,792	642,880	3,948,993	336,191	2,762,000
Of which office holders	67,242	-	186,785	-	160,000**
Of which number of shares that may be subscribed by the 10 highest paid persons including the executive committee	144,892	85,708	875,218	106,734	490,000
Date from which options can be exercised	1/07/2004	10/10/2005	12/03/2007	25/06/2007	30/06/2008
Expiry date	11/04/2005	10/10/2006	11/03/2011	24/06/2008	29/06/2012
Subscription price (in €)	76.20	39.34	2.97	6.73	9.37
Number of shares subscribed at 31/12/2004	0	0	0	0	-

** After adjustments to the stock-option plans following the capital increase in cash with maintenance of the preferential subscription right of 23rd December 2003, in order to take into account the issue of 20.8 million new shares.*

*** Including 80,000 stock options allocated to Mr Eric Albrand CFO and "mandataire social" since 22nd September 2004.*

At 31st December 2004, the number of stock options granted in prior periods and not exercised at this date is 5,773,856. No option was raised in 2004 on a possible subscription of 2,405,838 with regard to the 1999 plan.

9.2.14. Commitments in relation to the retirement of employees

Upon retirement, the Company's employees receive an indemnity in compliance with the law and the terms of the collective labour agreement. It is the Company's policy not to constitute a provision for the rights acquired by the personnel, but to assume the corresponding charge in the financial year of the actual payment of the debt.

The commitments concerning the retirement of employees, based on the SYNTEC convention and the new dispositions of the Fillon Law, have been evaluated by Towers Perrin a firm of actuaries. They correspond to the rights acquired by the beneficiaries of these schemes. They are the result of an actuarial calculation and are based on the use of mortality tables, salaries, length of service, turnover rates per age bracket, a 5.5% discount rate, a 2% inflation rate and a 3% salary and salary increase rate.

The total amount of the Company's commitment for retirement indemnities comes to €2,606 thousand.

9.2.15. Information on significant ongoing litigation

In the course of its activities, the Group may be faced with legal actions, in the social field or elsewhere. Whenever a risk is identified by the Group, a provision is constituted as a matter of precaution and on the strength of legal advice.

Altran Technologies is involved in a dispute with Ilyad Value. The Group is claiming from Ilyad Value the balance of €2.1 million due in relation to studies and training modules sold to Ilyad Value in 2001.

The receivable held in the Group's books for Ilyad Value has been fully provisioned. Ilyad Value is counter-claiming repayment of amounts it paid to the Group, increased by late interest payments. The Group considers, on the advice of its advisors, that the claim of Ilyad Value is groundless.

It would appear that Ilyad Value lodged a complaint in March 2003 and took civil action against Altran Technologies with regard to service provision contracts concluded between Altran Technologies and Ilyad Value at the end of 2001.

Altran Technologies has no information on these proceedings.

Following the revocation of their respective mandates, two former executives of a subsidiary acquired by the Group in 2002 (Altiam), brought an action against Altran Technologies in the Commercial Court, claiming the sum of €10 million in earnout complements and damages.

This claim is based on the loss of possible earnout payments over the remaining period. Altran Technologies has initiated a counter-claim against these two former executives for fraud on the occasion of the transfer of the subsidiary's shares, and seeks restitution of the price paid when the subsidiary was acquired plus damages.

At the present time, the claims made by Altran Technologies amount to €6 million. A provision for this litigation was made in the accounts at 31st December 2003.

In August 2001, the e-Consulting Group (ECG) brought an action against Altran Technologies in the Paris Commercial Court, claiming about €2.3 million in damages. This action was prompted by the decision of Altran Technologies, in

June 2001, not to take a stake in the ECG capital. ECG considered this to be an unjustified decision for which Altran Technologies may be held liable.

The procedure was placed in the hands of the ECG receiver following the compulsory liquidation of ECG which took place in September 2001.

The procedure is still ongoing and no definitive decision has as yet been made.

In addition, certain ECG shareholders also brought an action against Altran Technologies in August 2001 in the Paris Commercial Court for the payment of about €3 million in damages. Like the ECG receiver, these shareholders hold against Altran Technologies its decision not to acquire an interest in the ECG capital.

This separate procedure is still ongoing and no definitive decision has as yet been made.

In the summer of 2002, the Financial Market Authority (AMF) opened an enquiry into changes in the Altran Technologies share price.

The Company was notified of the grievances held against and submitted its arguments in defence in October 2004.

In this procedure, the Company runs the risk of a maximum administrative sanction of €1.5 million.

This inquiry is still ongoing.

The exhaustive work carried out by the Statutory Auditors on the accounts for the 2001 financial year and the first half of 2002 have resulted in adjustments to the accounts of the first half of 2002.

A preliminary enquiry was then opened by the Paris Public Prosecutor's Office, becoming an investigation as from January 2003 into fraudulent dealing, forgery and spreading of false information liable to have an impact on share prices.

In February 2003 Altran Technologies became a civil plaintiff in this investigation which is ongoing.

The submission of the examining magistrate was heard for the first time in June 2004 in order to consider the offence of presenting accounts failing to give a true image of the Company.

It was heard a second time in September 2004 in order to consider the offence of insider trading. As part of this investigation, several current or former executives and managers of the Company were indicted.

In the context of this examination, thirteen physical persons or legal entities instituted civil actions.

A complaint with institution of civil action has also been filed by APPAC (individual shareholders' association).

In February 2003 Altran Technologies also lodged a complaint and took civil action concerning the share price destabilisation and rigging from which it claims to have suffered since the beginning of 2002.

An examining magistrate was appointed and the investigation is ongoing.

Two complaints with institution of civil action were filed in October 2004 against certain executives by a former and a current Statutory Auditor of the Company, both concerning the same offence of hindrance to the functions of statutory auditors.

To the best of the Company's knowledge, there is no other litigation, arbitrage or extraordinary fact liable to have a significant impact on the financial situation, results, activity or the holdings of the company and the Group.

9.2.16. Significant events since 31st December 2003

Legal procedure

With regard to ongoing legal investigations, Altran Technologies was convoked by the examining magistrate on 6th April 2005 in a procedure opened for forgery and the use of false documents, and the dissemination of false and misleading information.

At the end of this hearing, Altran Technologies was put under formal investigation for forgery, use of false documents and the dissemination of misleading information.

The maximum legal penalty incurred for these counts of indictment is €7.8 million. The company set aside a reasonable provision in its accounts at 31st December 2004 in order to allow for this risk.

Corporate governance

At the Board of Directors' meeting of 23rd March 2005, Christophe Aulnette was appointed CEO of Altran Technologies.

On 15th April 2005, the Board of Directors co-opted Messrs Christophe Aulnette and Yves de Chaisemartin as members of the board.

The Board also initiated the process of transforming the Company's articles of association, with a view to proposing an evolution towards a structure including a supervisory board and a management board to the General Shareholders' Meeting of 29th June 2005.

This project was favourably received by the Works Council.

9.3 Table of subsidiaries and holdings

Companies	Capital	Equity other than capital	Share of holding (%)	Accounting value of stocks held		Receivables related to group shareholding, loans and other receivables not yet reimbursed	Amount of guarantees given by the company	Sales (VAT excl.) of the previous year	Net profit or loss of the previous year	Dividends received by the company over the current year
				Gross	Net					
French subsidiaries in which the group's holding is more than 50% (in € thousand)										
ALPLOG	153	3,208	100.00	9,780	9,780			33,071	2,905	4,000
ALTIOR	160	10,142	100.00	10,802	10,802			60,033	2,118	7,000
ASI	3,000	37,613	100.00	2,874	2,874			51,570	15,066	1,000
ACTISYS	40	2,064	100.00	98	98			15,869	1,539	750
ATLANTIDE	183	247	99.88	1,036	1,036			5,991	22	
AXIEM	200	3,078	99.99	5,823	5,823			3,784	650	3,999
CIRIEL	100	1,113	100.00	2,654	2,654			12,490	390	500
COGIX	200	2,367	100.00	654	654			20,929	1,590	2,500
DP CONSULTING	264	-619	100.00	2,335	1,276			1,217	-82	
EGTM	300	-1,569	100.00	5,656	5,656			5,416	-842	
GERPI	51	1,420	99.83	1,433	1,433			9,597	620	200
AGO	470	50	100.00	419	419			0	2	250
GRENAT	79	625	100.00	394	394			5,061	293	292
LORE	500	12,017	100.00	269	269			35,845	2,731	
INOQUANT	80	140	100.00	580	580			99	-363	
PSI	98	695	100.00	91	91			4,194	424	200
SEGIME	500	14,008	100.00	13,292	13,292		331	72,328	5,821	8,000
SIVAN	400	3,021	100.00	991	991			23,917	1,480	2,500
T MIS	200	1,676	100.00	5,221	5,221			10,329	862	1,000
TRININFOR	40	388	100.00	1,606	1,606			1,424	-407	
ETHNOS	8	120	99.60	8	8			223	0	22
IDEFI	40	146	100.00	536	220			1,024	-18	952
LOGIQUAL	200	2,241	100.00	1,213	1,213			18,418	617	317
EEC	40	231	100.00	1,082	1,082			1,081	19	

Companies	Capital	Equity other than capital	Share of holding (%)	Accounting value of stocks held		Receivables related to group shareholding, loans and other receivables not yet reimbursed	Amount of guarantees given by the company	Sales (VAT excl.) of the previous year	Net profit or loss of the previous year	Dividends received by the company over the current year
				Gross	Net					
ORTHODROME	40	813	100.00	4,772	4,772			2,738	850	
EDIFIS	224	1,483	100.00	10,391	10,391			9,223	747	
NESS CONSULTING	40	1,077	100.00	7,593	7,593			6,955	713	600
DIOREM INTERACTIFS	40	-872	100.00	516	516			3,280	-684	
CERRI France	38	-1,550	99.60	861				457	-547	
2AD	51	597	100.00	592	592			2,468	53	
LITTLE FRANCE	40	-1,067	100.00	3,344	3,344			0	1	
ALTIAM	100	-533	100.00	4,129	0			450	146	
AFEM	1,000	0	100.00	1,000	1,000			0	-1	
ARENDI	37	-51	100.00	39	39			90	-53	
DCE FRANCE	37	38	100.00	34	34			704	41	
GMTS	200	-7,201	80.00	160	160	314,137		0	-6,059	
Foreign subsidiaries (KE)										
ALTRAN ESP	25,000	-12,643	99.99	25,142	25,142	99,318				
ALTRAN EUROPE	62	3,905	99.84	31	31			27,555	2,728	1,900
ALTRAN UK	17,729	-17,376	100.00	20,928	20,928	67,714		20	43	
ALTRAN GMBH	200	12,858	100.00	202	202	37,546	12	3,895	5,458	1,969
ALTRAN ITALIA	98	35,348	100.00	40,305	40,305	50,562	69	8,374	-799	
ALTRAN SCANDINAVIA	11	1,830	100.00	12	12			681	632	
ALTRAN SWITZERLAND	324	-8,185	100.00	298	298	42,529	55	1,491	-7,716	
ALTRAN INTERNATIONAL	20	7,801	95.00	18	18			3,429	12,564	
Investments (in € thousand)										
CGS	246	1,678	40.72	305	305			1,206	-76	
BELNEDLUX SA	62		20.00	12	12					

9.4 Schedule of financial performance over the last five years

Accounting date Length of accounting period	31/12/2000 12 months	31/12/2001 12 months	31/12/2002 12 months	31/12/2003 12 months	31/12/2004 12 months
Capital at end of the period					
Issued share capital (in € thousand)	30,015	45,858	46,817	57,220	57,221
Number of ordinary shares	30,015,282	91,716,402	93,634,131	114,441,715	114,442,214
Operations and income (in € thousand)					
Revenues (excl. VAT)	177,295	231,701	230,982	193,061	169,422
Income before taxes, profit sharing, amortisation and provision charges	43,443	73,095	22,956	(16,138)	(6,722)
Corporate income tax /(tax credit)	9,566	17,942	(8,000)	(8,144)	(10,285)
Employee profit sharing	2,653	5,145	0	0	0
Income after taxes, profit sharing, amortisation and provision charges	27,307	47,599	3,548	(31,726)	(17,641)
Dividends paid	12,606	18,343	0	0	0
Earnings per share (in €)					
Income after tax, employee profit sharing, but before amortisation and provision charges	1.04	0.55	0.33	-0.07	0.03
Income after taxes, profit sharing, amortisation and provision charges	0.91	0.52	0.03	-0.277	0.15
Dividends paid	0.14	0.20	0	0	0
Personnel					
Workforce	1,946	2,167	1,931	1,740	1,698
Total payroll costs (in € thousand)	70,777	86,885	86,799	83,634	80,654
Amount paid as social benefits (Social Security, staff welfare benefits, etc.)	30,545	34,645	36,824	35,849	33,563

9.5 Environmental report 2004

9.5.1. Workforce

The total number of staff employed by Altran Technologies at 31st December 2004 was 1,698, comprising 1,318 consultants and 380 executives, managers and head office support personnel.

99.4% of employees have permanent employment contracts.

Altran Technologies recruited 402 employees on permanent employment contracts and 23 employees on fixed term employment contracts.

9.5.2. Redundancies

In 2004, the total number of redundancies was 45.

None were for economic reasons.

9.5.3. Overtime

Given the managerial status of the majority (92%) of Altran Technologies employees and the fixed number of 217 work days per year provided for by that status group, any significant overtime worked is remunerated under the system of "exceptional time periods worked" (TEA - tranches exceptionnelles d'activité) which entitles staff to leave days in accordance with Group policy and the SYNTEC (Institute of research and consulting companies) national agreement on working hours.

Under the French reduced working-time scheme (RTT - Réduction du temps de travail), managerial employees receive, depending on the year, 9 to 13 leave days (RTT days) annually.

Non-managerial employees receive 12 RTT days per year.

As a result of the provisions introduced under the RTT scheme, the amount of overtime worked is negligible.

9.5.4. External personnel

For the year ended 31st December 2004, the expenditure of Altran Technologies on external staff (in the form of temporary staff) was €415 thousand.

This relates exclusively to temporary staff in service functions.

The temporary work essentially concerned short-term replacements (three to four weeks on average).

9.5.5. Organisation of working time

The statutory length of the working week is 35 hours.

For the majority of managerial staff, work time is organised on the basis of a fixed number of 217 days worked per year, with a weekly reference rate of 38.5 hours, compensated by the allocation of leave days under the RTT scheme.

Out of a total of 1,698 employees, 39 have part-time employment contracts.

9.5.6. Developments in remuneration policy

In 2004, the management of Altran Technologies confirmed its determination not to impose a company-wide freeze of managerial employees' salaries, despite the difficult economic situation. The Company continued in its efforts to control its payroll, remaining true to the principle of individualised remuneration based on the evaluation of results and performance.

Therefore, in order to maintain this policy of consistency linked to individual career paths and remuneration, there were no across-the-board increases.

The management paid particular attention to the category of non-managerial employees, setting itself once again the goal of ensuring that salaries continued to progress.

9.5.7. Personnel costs

For the year ended 31st December 2004, the total employment costs (salaries and charges) incurred by Altran Technologies amounted to €114,217 thousand.

Gross salaries paid to employees in 2004 amounted to €77,427 thousand.

The associated costs of the company's social protection coverage was €7,608 thousand (of which €115 thousand was for health and employee welfare costs and €6,493 thousand for additional retirement benefits).

Other charges relate to social security contributions to the French Social Security agency URSSAF, unemployment insurance contributions, medical examinations, etc...

In 2004, Altran Technologies continued to negotiate its social security cover contracts (health and employee welfare costs), as a result of which it was able to avoid increased contributions despite the reduced cover provided by the Social Security.

9.5.8. Equal opportunities for men and women

The Altran Technologies payroll shows a small disparity in salaries between men and women, depending on the positions.

The figures show the company's commitment to maintaining equality between men and women.

9.5.9. Internal relations and collective agreements

The elections of staff representatives took place in 2004.

Eleven meetings with the staff representatives were organised in 2004.

An amendment to our employee profit sharing agreement was signed on 21st September 2004 concerning the exceptional unlocking of the employee savings plan. This amendment is governed by the law encouraging consumption and investment (Law 2004-804 of 9/08/2004).

9.5.10. Information and communication

Information flows both bottom up and top down within the Company, by virtue of such means of communication as:

- An Intranet;
- A Works Council newsletter;
- A bimonthly newsletter and e-mail news updates sent to consultants on external missions;

- Discussion meetings organised at operational entity level;
- Specific BU meetings.

Regular individual interviews are also held between:

- Consultants and their managers;
- Administrative and transversal staff and their superiors in the hierarchy;
- Employees and the representatives of the Individual Development Teams (EDI - Equipes Développement Individuel).

This process of individual interviews/meetings also applies to directors, managers and transversal staff.

9.5.11. Procedures

There were 32 disputes settled by alternative dispute resolution mechanisms in 2004.

Thirty-eight legal proceedings are still in progress at 31st December 2004.

9.5.12. Health and safety conditions

In 2004, four meetings of the Health, Safety and Working Conditions Committee (CHSCT) were held.

On 20th January 2005, the new CHSCT members were appointed in the course of a Works Council meeting.

In 2004, the company continued to carry out a large number of actions designed to support to customers in the implementation of prevention plans and to monitor staff secondments to countries which carry a high risk due to political instability or medical dangers.

In 2004, as part of a survey concerning the drafting of the Single Document, a questionnaire was sent to all employees engaged on external projects. The aim was to draw up a list of any risks concerning the projects carried out by our employees on behalf of our clients, and then to determine the necessary awareness measures and actions to be introduced.

9.5.13. Work or travel accidents

In the course of 2004, there were 14 work accidents leading to sick leave for a total of 100 days working days lost.

No permanent disabilities or fatal accidents were recorded.

No temporary staff or external service providers were involved in these work-related accidents.

The work-related accident contribution rate for 2004 was 1%, with €774 thousand being paid to the French Social Security authorities in this regard.

9.5.14. Occupational illness

In terms of work-related illness, no occupational diseases have been declared to the French Social Security authorities, nor work-related pathological conditions.

9.5.15. Training

A total of 1,057 interns received training at Altran Technologies in 2004, accumulating 19,500 training hours.

The training programmes were organised either internally or externally, and funded either by the French Training Guarantee Fund for Engineering, Computer, Research and Consulting Companies(FAFIEC) or directly by Altran Technologies.

The annual contributions for the year 2004 to FAFIEC and to the French Individual Training Leave Management Fund (FONGECIF) for continuing education, work/study training, training time reserve (CTF – Capital de Temps de Formation) and individual training leave, amounted to €716 thousand.

The cost of internal and external training, including payments to the training organisations, came to €1,990 thousand.

9.5.16. Employment and inclusion of disabled persons

In 2004, five employees were recognised as being disabled by the French Technical Commission for Career Guidance and Professional Reclassification (COTOREP).

In 2004, the Company continued with its actions designed to provide better support for current disabled employees and to improve such recruitment in future.

An additional contribution of €330 thousand was made in 2004.

9.5.17. Social initiatives

For 2004, the amount of the "social initiatives" budget allocated to the Altran Technologies Works Council was €93 thousand and the operational budget €155 thousand.

9.5.18. Subcontracting

At 31st December 2004, expenditure on subcontracting amounted to €14,945 thousand.

This relates exclusively to service providers of the Altran Group in the framework of centralised support agreements.

9.5.19. Territorial impact in terms of employment and regional development

Altran Technologies takes into account the territorial impact of its activities in terms of employment and regional development.

Altran Technologies endeavours to provide assistance to all employees seconded to group companies, particularly through its commitments in relation to health, employee welfare and repatriation. All applications for visas and work permits for Altran Technologies are centralised.

In relation to subcontracting, Altran Technologies centralises technical cooperation agreements within its subsidiaries.

The company's foreign subsidiaries take into account the territorial impact of their activities on regional development and local populations.

9.5.20. Employment policy

Altran Technologies pursues a dynamic employment policy.

Thus, in 2004, the company recruited 425 employees, mainly on permanent employment contracts and with managerial status.

Employees are chosen in particular for their expertise, their personality and their development potential. Consultants and managers are all college graduates (minimum 5 years' higher education).

Consultants have a predominantly scientific background, while managers may have scientific or management backgrounds.

9.6 Cash flow statement

CASH FLOW STATEMENT	FINANCIAL YEAR 2004	FINANCIAL YEAR 2003
OPERATING ACTIVITIES		
Net income	17,640	-31,726
Amortisation and provisions	18,661	39,748
Reversal of amortisation and provisions	-32,737	-16,016
Transfer gains or losses	3,056	1,881
CASH FLOW (1)	**6,620**	**-6,113**
Change in financial expenses	**530**	**-805**
Net change from operations	**-9,169**	**46,840**
Change in inventories	-45	-7
Transfers of deferred charges	-5,425	0
Change in receivables	-5,236	55,868
Variable in payables	1,538	-9,021
Net change excluding operations	**20,812**	**-158,023**
Change in receivables excl. operations	1,972	-117,670
Change in payables excl. operations	-2,501	-21,620
Prepaid expenses and income	-1,272	-273
Foreign exchange gains and losses	22,613	-18,460
CHANGE IN WORKING CAPITAL REQUIREMENT (2)	**12,173**	**-111,988**
NET CASH GENERATED BY OPERATIONS (1+2)	18,793	-118,101
INVESTMENT ACTIVITIES		
Disbursement / acquisition intangible fixed assets	-2,238	-487
Disbursement / acquisition tangible fixed assets	-1,087	-1,080
Cashing / transfers tangible and intangible fixed assets	68	336
Disbursement / acquisition financial assets	-64,587	-10,845
Cashing / transfers financial assets	20,813	2,747
Net cash / acquisitions and transfers of subsidiaries	-41,057	-7,598
NET CASH FLOW LINKED TO INVESTMENT ACTIVITIES (3)	-88,088	-16,927
FINANCING ACTIVITIES		
Increase in capital or contributions	40	145,927
Change in current bank accommodation	-3,602	-35,966
Cashing from loans	230,000	25,000
Loan repayments	-162,228	-28,009
NET CASH FLOW LINKED TO FINANCING ACTIVITIES (4)	64,210	106,952
CHANGE IN CASH FLOW (1+2+3+4)	-5,085	-28,076
CASH AT BEGINNING OF YEAR	**5,852**	**33,928**
CASH AT END OF YEAR	**767**	**5,852**
CHANGE IN CASH FLOW	-5,085	-28,076

10 REPORTS OF THE STATUTORY AUDITORS

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments[1] of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification[2] of information in the group management report.

This report, together with the statutory auditors' report addressing financial and accounting information in the Presidents' report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

10.1 Statutory auditors' report on the annual financial statements

Year ended 31st December 2004

In compliance with the assignment entrusted to us by your general meeting, we hereby report to you, for the year ended 31st December 2004, on:

- the audit of the accompanying financial statements of Altran Technologies, as attached to this report,
- the justification of our assessments,
- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors after review by the audit committee. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at 31st December 2004 and the results of its operations for the year ended, in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we draw attention to the matters discussed in Notes 2.13, 2.15, and 2.16 of the Notes to the financial statements concerning changes in:

- the internal control environment,
- current court-ordered and regulatory procedures,
- corporate governance matters.

II. Justification of assessments[1]

In accordance with the requirements of Article L. 225-235 of French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

Accounting rules and principles

- Note 2.3 *Investments in group shareholdings and other investments,* of the Notes to the financial statements sets out the accounting rules and methods concerning the accounting treatment of the acquisition price of investments, which in the majority of cases is made up of a fixed price and potential earn out payments calculated on the basis of the company's future results.

- Note 2.7 *Long-term contracts and revenue recognition,* of the Notes to the financial statements sets out the accounting rules and methods concerning the accounting treatment of services provided over at least two financial years.

Within the scope of our assessment of the accounting rules and principles followed by your company, we have verified the appropriate nature of the accounting methods referred to above and the information provided in the Notes, and have ensured the said methods have been correctly applied.

Accounting estimates

- Notes 2.3 *Investments in group shareholdings and other investments* and 2.5 *Receivables* of the Notes to the financial statements stipulate that the company determines the inventory value of long-term investments and receivables by taking into account a valuation of the company concerned on the basis of profitability projections. A provision for depreciation is set aside where the inventory value thus defined is less than the acquisition price. Our procedures involved consulting the evaluation methodology used by the company in order to make these estimates, assessing the data and the hypotheses on which these evaluations are based and auditing the calculations made by the company. .

On these bases, we carried out the assessment of the reasonableness of these estimates.

The assessments were thus made in the context of the performance of our audit of the financial statements taken as a whole and therefore contributed to the formation of our unqualified audit opinion expressed in the first part of this report.

III. Specific verifications and information[2]

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the Directors' Report and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders and holders of the voting rights has been properly disclosed in the Directors' report.

Paris-La Défense and Neuilly-sur-Seine, 9th May 2005

The Statutory Auditors

Ernst & Young Audit
French original signed by

Philippe HONTARREDE

Deloitte & Associés
French original signed by

Jean-Paul PICARD

Jean-Luc NORMAND

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments(1) of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification(2) of information in the group management report.

This report, together with the statutory auditors' report addressing financial and accounting information in the Presidents' report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

10.2 Statutory auditors' report on the consolidated financial statements

Year ended 31st December 2004

To the shareholders,

In compliance with the assignment entrusted to us by your general meeting, we have audited the accompanying consolidated financial statements of Altran Technologies for the year ended 31st December 2004, as attached to this report.

These consolidated financial statements have been approved by the Board of Directors after review by the audit committee. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies, in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we draw attention to the matters discussed in Notes 3.2, 4.12, 5.4 and 5.5.1 and 5.5.2 of the Notes to the financial statements concerning:

- changes in the internal control environment,
- segment reporting information,
- current court-ordered and regulatory procedures,
- corporate governance matters.

II. Justification of assessments(1)

In accordance with the requirements of Article L. 225-235 of French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

Accounting rules and principles

- Note 2.2.1 *Goodwill*, of the Notes sets out the accounting rules and methods for the accounting treatment of the acquisition price of long-term investments, which in the majority of cases is made up of a fixed price and potential earn out payments calculated on the basis of the company's future results.
- Note 2.14 *Revenue recognition*, of the Notes sets out the accounting rules and methods for the accounting treatment of services provided over at least two financial years.

Within the scope of our assessment of the accounting rules and principles followed by your group, we have verified the appropriate nature of the accounting methods referred to above and the information provided in the Notes, and have ensured that said methods have been correctly applied.

Accounting estimates

- As stated in Notes 2.2.2 *Amortisation of Goodwill,* and 2.3.2 *Other Intangible Fixed Assets* of the Notes, the group examines the carrying value of acquired trademarks and each goodwill shown on the balance sheet, where there appears to have indications of impairment. Our procedures involved consulting the evaluation methodology used to make these estimates, assessing the data and hypotheses on which these assessments are made, and auditing the calculations made by the group.
- As stated in Note 2.11 *Deferred taxes,* deferred taxation is booked as an asset on tax losses that may be carried forward, where the offsetting of such losses against future profits is probable. Our procedures involved consulting the group's tax assets' recognition policy, reviewing the hypotheses of future offsetting of transferable tax losses used by the group and the resulting deferred taxation asset calculations.

On these bases, we carried out the assessment of the reasonableness of these estimates.

The assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our unqualified opinion expressed in the first part of this report.

III. Specific verification[2]

In accordance with professional standards applicable in France, we have also verified the information given in the group management report.

We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris-La Défense and Neuilly-sur-Seine, 9th May 2005

The Statutory Auditors

Ernst & Young Audit
French original signed by

Philippe HONTARREDE

Deloitte & Associés
French original signed by

Jean-Paul PICARD

Jean-Luc NORMAND

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

10.3 Statutory auditors' report on the internal control

Financial year ended 31st December 2004

Statutory auditors' report, prepared in accordance with Article L. 225-235 of French Company Law (Code de commerce), on the report prepared by the President of the Board of Altran Technologies, on the internal control procedures relating to the preparation and processing of financial and accounting information

To the shareholders,

In our capacity as statutory auditors of Altran Technologies, and in accordance with Article L. 225-235 of French Company Law (Code de commerce), we report to you on the report prepared by the President of your company in accordance with Article L. 225-37 of French Company Law (Code de commerce) for the year ended 31st December 2004.

It is for the President to give an account, in his report, notably of the conditions in which the duties of the board directors are prepared and organised and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the company's internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the Board's report, prepared in accordance with Article L. 225-37, last paragraph, of French Company Law (Code de commerce), which states, in particular, in paragraph 6.2 that certain measures and procedures that aim to strengthen internal control and the information systems are in the process of being validated or deployed and in paragraph 6.3 refers to the fact that the company has been placed under investigation and that the President is subject to heightened court-ordered monitoring, which events occurred subsequent to 31st December 2004. This report is co-signed by the Deputy General Manager in charge of Finances, who is a corporate officer.

11th May 2005

The Statutory Auditors

Ernst & Young Audit	Deloitte & Associés	
French original signed by	French original signed by	
Philippe HONTARREDE	Jean-Paul PICARD	Jean-Luc NORMAND

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

10.4 Special report of the statutory auditors on certain related party transactions

Financial year ended 31st December 2004

To the Shareholders of Altran Technologies, S.A.

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties of which we have been advised. We are not required to ascertain whether such agreements exist.

We hereby inform you that we have not been advised of any agreements covered by Article L. 225-38 of French Company Law (Code de commerce).

Neuilly-sur-Seine and Paris-La Défense, 9th May 2005

The Statutory Auditors

Ernst & Young Audit	Deloitte & Associés	
French original signed by	French original signed by	
Philippe HONTARREDE	Jean-Paul PICARD	Jean-Luc NORMAND

This is a free translation into English of the statutory auditors' report on the registration document issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements,referred to in this report, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the Opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

10.5 Report of the statutory auditors on the registration document (document de référence)

Year ended 31st December 2004

In our capacity as statutory auditors of Altran Technologies and in compliance with Article 211-5-2 of the Autorité des Marchés Financiers (French Stock Exchange Regulatory Body) General Regulation, we have verified, in accordance with French professional standards, the information in respect of the financial position and historical financial statements included in the accompanying Registration Document.

This Registration Document is the responsibility of Mr Christophe AULNETTE, President of the Board. Our responsibility is to issue a conclusion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our examination in accordance with French professional standards. This examination consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited accounts. We also read other financial information contained in the Registration Document in order to identify any significant inconsistencies with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. This Registration Document includes no prospective information on a properly prepared individual component or item.

The annual and consolidated accounts drawn up by the Board in accordance with French professional standards were audited by Concorde Européenne Audit-France and Ernst & Young Audit for the years ending 31st December 2002 and 2003 and by Deloitte et Associés and Ernst & Young Audit for the year ending 31st December 2004.

Concorde Européenne Audit-France and Ernst & Young Audit issued an unqualified opinion on the annual financial statements for the year ending 31st December 2002; however, the following observations were made:

"Without qualifying our opinion, we draw attention to the matters discussed in:

- the paragraph "Accounting methods and standards", which mentions the first-time application of Regulation 2000-06 of the French Accounting Regulations Committee (Comité de Réglementation Comptable) relating to liabilities;
- the Note concerning the medium-term credit lines relating to the covenants that are currently being renegotiated".

Concorde Européenne Audit-France and Ernst & Young Audit issued an unqualified opinion on the consolidated financial statements for the year ending 31st December 2002; however, the following observations were made:

"Without qualifying our opinion, we draw attention to the matters discussed in:

- the Note on the accounting standards and valuation methods relating to a change in presentation and the first-time application of Regulation 2000-06 of the French Accounting Regulations Committee (Comité de Réglementation Comptable) relating to liabilities;
- the Note relating to the correction of errors found in the consolidated financial statements for the period ended 31st December 2001;
- the Note concerning the medium-term credit lines relating to the covenants that are currently being renegotiated".

Concorde Européenne Audit-France and Ernst & Young Audit issued an unqualified opinion on the annual financial statements for the year ending 31st December 2003; however, the following observation was made:

"Without qualifying our opinion, we draw attention to the matter discussed in Note I of the Notes to the financial statements concerning the medium-term credit lines of which certain conditions are currently being renegotiated".

Concorde Européenne Audit-France and Ernst & Young Audit issued an unqualified opinion on the consolidated financial statements for the year ending 31st December 2003; however, the following observations were made:

"Without qualifying our opinion, we draw attention to the matters discussed in Notes 3.4, 4.10 and 4.13 of the Notes to the financial statements relating respectively to a correction of errors and the related pro-forma information, negotiations underway with respect to medium-term credit lines and the change in presentation of employee profit-sharing".

We issued an unqualified opinion on the annual financial statements for the year ending 31st December 2004; however, the following observations were made:

"Without qualifying our opinion, we draw attention to the matters discussed in Notes 2.13, 2.15, and 2.16 of the Notes to the financial statements concerning changes in:

- the internal control environment;
- current court-ordered and regulatory procedures;
- corporate governance matters".

We issued an unqualified opinion on the consolidated financial statements for the year ending 31st December 2004; however, the following observations were made:

"Without qualifying our opinion, we draw attention to the matters discussed in Notes 3.2, 4.12, 5.4 and 5.5.1 and 5.5.2 of the Notes to the financial statements concerning:

- changes in the internal control environment;
- segment reporting information;
- current court-ordered and regulatory procedures;
- corporate governance matters".

On the basis of our examination, we have nothing to report on the fairness of the information on the financial position and the accounts included in the Registration Document.

Paris-La Défense and Neuilly-sur-Seine, 13rd June 2005

The Statutory Auditors

Ernst & Young Audit	Deloitte & Associés	
French original signed by	French original signed by	
Philippe HONTARREDE	Jean-Paul PICARD	Jean-Luc NORMAND

The Registration Document also includes the following reports:

- The statutory auditors' report on the annual and consolidated financial statements at December 31, 2004 shown on pages 145,146 and 147,148 of the Registration Document, which includes the basis of their assessment in accordance with Article L.225-235 of French company law (Code de Commerce).
- In accordance with Article L.225-235 of French company law (Code de Commerce), the statutory auditors' report on the report prepared by the President of the Board (page 149 of the Registration Document) describes the internal control procedures for the preparation and treatment of accounting and financial information.

Concordance table

In order to facilitate the consultation of the annual report submitted as reference document, we have included below a summary providing references to the principal information required, pursuant to Regulation No.98-01 of the Financial Market Authority.

Altran consulting and artistic creation share a common denominator: creativity. For the past 10 years, Altran has been showing its support for artists by commissioning them to express its values - creativity, innovation, encouraging talent, and vigour - through illustrations that adorn the company's greeting cards and annual report.

François-Xavier Fagniez

Between reality
and the hand that traces
colours onto paper,
a fragile shared space lingers,
enticing us to enter the world
of the painter
François-Xavier Fagniez.



Certes bleu noir
Original of François-Xavier Fagniez for Altran.

Altran Technologies

French public company (Société Anonyme)
with capital stock of 57,220,932.50 euros

Registered address
58, boulevard Gouvion Saint-Cyr - 75017 Paris - France
702 012 956 RCS Paris